Exhibit 99.1

Itaú Unibanco Holding S.A.

Itaú

3Q16

Management Discussion & Analysis and Complete Financial Statements

CONTENTS

Management Discussion & Analysis	03

Executive Summary	05

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Credit Portfolio	18

Result from Loan Losses	22

Commissions and Fees & Result from Insurance, Pension Plan and Premium Bonds	26

Insurance, Pension Plan and Premium Bonds Operations	29

Non-interest Expenses	33

Tax Expenses for ISS, PIS, Cofins and Others	35

Income Tax and Social Contribution on Net Income	35

Other Balance Sheet Information	36

Balance Sheet by Currency	39

Capital Ratios	40

Risk Management	42

Business Analysis	43

Segment Analysis	45

Activities Abroad	51

Additional Information	55

Report of Independent Auditors	61

Complete Financial Statements	63

It should be noted that the managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

3rd quarter of 2016

Management Discussion & Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

Itaú Unibanco Pro forma Highlights

In R$ millions (except where indicated), end of period	3Q16	2Q16	3Q15	9M16	9M15
Results
Recurring Net Income	5,595	5,575	6,144	16,332	18,101
Operating Revenues (1)	27,597	26,478	28,267	80,960	80,758
Managerial Financial Margin (2)	17,706	16,588	18,734	51,706	52,771
Performance
Recurring Return on Average Equity – Annualized (3)	19.9%	20.6%	24.1%	20.0%	24.5%
Recurring Return on Average Assets – Annualized (4)	1.6%	1.6%	1.8%	1.5%	1.8%
Nonperforming Loans Ratio (90 days overdue) - Total	3.9%	3.6%	3.0%	3.9%	3.0%
Nonperforming Loans Ratio (90 days overdue) – Brazil	4.8%	4.5%	3.8%	4.8%	3.8%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.2%	1.1%	1.2%	1.2%	1.2%
Coverage Ratio (Provision for Loan Losses/NPL 90 days overdue)	204%	215%	212%	204%	212%
Efficiency Ratio (ER) (5)	48.6%	46.7%	44.3%	46.5%	43.8%
Risk-Adjusted Efficiency Ratio (RAER) (5)	69.2%	68.6%	63.1%	70.0%	62.8%
Balance Sheet
Total Assets	1,399,100	1,395,856	1,442,804
Total Credit Portfolio, including Sureties and Endorsements	567,744	573,003	641,773
Deposits + Debentures + Securities + Borrowings and Onlending (6)	656,928	653,528	716,148
Loan Portfolio/Funding (6)	75.4%	76.2%	78.3%
Stockholders' Equity	114,715	110,587	103,353
Other
Assets Under Administration	902,120	835,194	749,755
Total Number of Employees	95,984	96,460	99,033
Brazil	81,737	82,213	84,490
Abroad	14,247	14,247	14,543
Branches and CSBs – Client Service Branches	5,119	5,154	5,307
ATM – Automated Teller Machines (7)	45,859	45,523	44,964

Itaú Unibanco Holding S.A. Highlights - As disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	3Q16	2Q16	3Q15	9M16	9M15
Highlights
Recurring Net Income per Share (R$) (8)	0.86	0.85	0.93	2.50	2.74
Net Income per Share (R$) (8)	0.83	0.85	0.91	2.47	2.68
Number of Outstanding Shares at the end of period – in thousands (9)	6,530,786	6,522,698	6,545,098	6,530,786	6,545,098
Book Value per Share (R$)	17.57	16.95	15.79	17.57	15.79
Dividends and Interest on Own Capital net of Taxes (10)	757	1,532	1,351	3,301	3,875
Dividends and Interest on Own Capital net of Taxes (10) per Share (R$)	0.12	0.23	0.21	0.51	0.59
Market Capitalization (11)	211,632	179,256	155,952	211,632	155,952
Market Capitalization (11) (US$ million)	65,194	55,846	39,254	65,194	39,254
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	19.0%	18.1%	16.1%	19.0%	16.1%
Common Equity Tier I	15.7%	14.8%	12.3%	15.7%	12.3%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (12)	14.6%	14.1%	12.4%	14.6%	12.4%
Indicators
EMBI Brazil Risk	319	350	447	319	447
CDI rate – In the Period (%)	3.5%	3.4%	3.4%	6.7%	6.0%
Dollar Exchange Rate – Quotation in R$	3.2462	3.2098	3.9729	3.2462	3.9729
Dollar Exchange Rate – Change in the Period (%)	1.1%	-9.8%	28.1%	-17.8%	16.8%
Euro Exchange Rate – Quotation in R$	3.6484	3.5414	4.4349	3.6484	4.4349
Euro Exchange Rate – Change in the Period (%)	3.0%	-12.6%	28.2%	-16.7%	7.2%
IGP-M – In the Period (%)	0.5%	2.9%	1.9%	6.5%	6.3%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (6) As detailed on Other Balance Sheet Information section; (7) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (8) Calculated based on the weighted average number of outstanding shares for the period; (9) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on July 17, 2015 and September 14, 2016; (10) IOC – Interest on own capital. Declared amounts paid/accrued; (11) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (12) Takes into consideration the acquisition of retail business of Citibank in Brazil and of all the interest of Banco Itaú BMG Consignado and the use of tax credit.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$5,595 million in the third quarter of 2016 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,394 million for the period.

Non-Recurring Events Net of Tax effects

In R$ millions	3Q16	2Q16	3Q15	9M16	9M15
Recurring Net Income	5,595	5,575	6,144	16,332	18,101
Non-Recurring Events	(200)	(57)	(172)	(308)	(398)
Contingencies Provision (a)	(80)	(31)	(540)	(136)	(668)
Goodwill Amortization (b)	(120)	(156)	(34)	(309)	(130)
Program for Settlement or Installment Payment of Taxes (c)	-	-	(1)	12	41
Impairment (d)	-	(9)	-	(9)	(43)
Liability Adequacy Test (e)	-	140	-	140	-
Social Contribution Rate Increase (f)	-	-	3,988	-	3,988
Complementary Provision for Loan Losses (g)	-	-	(2,793)	-	(2,793)
Financial Leasing Accounting Change (h)	-	-	(520)	-	(520)
Pension Fund (i)	-	-	(130)	-	(130)
Other	-	-	(143)	(6)	(143)
Net Income	5,394	5,518	5,972	16,024	17,704
CorpBanca's Pro Forma Consolidation Effects	-	-	27	(72)	42
Net Income as Reported	5,394	5,518	5,945	16,097	17,662

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's.

(b) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

(d) Impairment: Adjustment in the carrying amount of assets in order to reflect their fair value.

(e) Liability Adequacy Test: Technical provisions adjustment resulting from the liability adequacy test.

(f) Social Contribution Rate Increase: Effect on the balance of the social contribution tax credit resulting from the rate increase from 15% to 20% as established by Provisional Measure No. 675/15 of May 2015 (converted into Law No. 13,169/15 in October 2015).

(g) Complementary Provision for Loan Losses: Complementary provision for loan losses to the minimum required by Resolution No. 2,682/99 of the National Monetary Council mainly due to a more challenging economic environment.

(h) Financial Leasing Accounting Change: Regarding financial leasing contracts related to new Technology Center implementation.

(i) Pension Fund: Provision to settle the surplus of the defined contribution pension fund in accordance with the regulation.

Managerial Income Statement

We apply consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the third quarter of 2016, the Brazilian real depreciated 1.1% against the U.S. dollar and 3.0% against the Euro, compared with appreciations of 9.8% and 12.6%, respectively, in the previous quarter.

Highlights

On September 29, 2016 we signed a share purchase agreement with Banco BMG S.A. by which we agreed to acquire all of its interest in Banco Itaú BMG Consignado, corresponding to 40% of the total capital for approximately R$1.28 billion. Once the acquisition is completed, we will hold a 100% stake in Itaú BMG Consignado.

On October 8, 2016, we also entered into an agreement with Citibank S.A. to acquire its retail business (for individuals) in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as Citibank’s stakes of 5.64% in TECBAN and 3.60% in Cibrasec for R$710 million.

The completion of these transactions is subject to the satisfaction of certain precedent conditions, including regulatory approval.

With these transactions, we reaffirm our strategy to operate with low-risk and attractive profitability assets.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 3rd Quarter of 2016

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	27,309	23	607	(342)	27,597
Managerial Financial Margin	17,028	23	607	48	17,706
Financial Margin with Clients	15,887	23	-	48	15,958
Financial Margin with the Market	1,141	-	607	-	1,749
Commissions and Fees	8,478	-	-	(653)	7,825
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,449	-	-	618	2,067
Other Operating Income	197	-	-	(197)	-
Equity in Earnings of Affiliates and Other Investments	112	-	-	(112)	-
Non-operating Income	46	-	-	(46)	-
Result from Loan Losses	(5,182)	-	-	(48)	(5,230)
Provision for Loan Losses	(6,121)	-	-	(48)	(6,169)
Recovery of Loans Written Off as Losses	939	-	-	0	939
Retained Claims	(375)	-	-	-	(375)
Other Operating Income/(Expenses)	(14,772)	362	(58)	310	(14,159)
Non-interest Expenses	(13,044)	362	-	308	(12,374)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,592)	-	(58)	2	(1,648)
Insurance Selling Expenses	(136)	-	-	-	(136)
Income before Tax and Profit Sharing	6,981	385	549	(81)	7,834
Income Tax and Social Contribution	(1,570)	(92)	(549)	20	(2,191)
Profit Sharing	(61)	-	-	61	-
Minority Interests	44	(93)	-	-	(49)
Net Income	5,394	200	-	-	5,595

Accounting and Managerial Statements Reconciliation | 2nd Quarter of 2016

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	31,206	(230)	(4,457)	(41)	26,478
Managerial Financial Margin	20,774	24	(4,457)	247	16,588
Financial Margin with Clients	14,797	24	-	247	15,068
Financial Margin with the Market	5,977	-	(4,457)	-	1,520
Commissions and Fees	8,397	-	-	(581)	7,816
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,718	(254)	-	610	2,074
Other Operating Income	183	-	-	(183)	-
Equity in Earnings of Affiliates and Other Investments	138	-	-	(138)	-
Non-operating Income	(5)	-	-	5	-
Result from Loan Losses	(5,151)	-	-	(214)	(5,365)
Provision for Loan Losses	(6,123)	-	-	(214)	(6,337)
Recovery of Loans Written Off as Losses	972	-	-	0	972
Retained Claims	(352)	-	-	-	(352)
Other Operating Income/(Expenses)	(14,159)	332	549	186	(13,093)
Non-interest Expenses	(11,989)	332	-	243	(11,415)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,008)	-	549	(57)	(1,516)
Insurance Selling Expenses	(162)	-	-	-	(162)
Income before Tax and Profit Sharing	11,544	102	(3,908)	(69)	7,669
Income Tax and Social Contribution	(5,871)	55	3,908	10	(1,899)
Profit Sharing	(60)	-	-	60	-
Minority Interests	(94)	(101)	-	-	(195)
Net Income	5,518	57	-	-	5,575

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	3Q16	2Q16	change		3Q15	change		9M16	9M15	change
Operating Revenues	27,597	26,478	1,119	4.2%	28,267	(669)	-2.4%	80,960	80,758	202	0.2%
Managerial Financial Margin	17,706	16,588	1,118	6.7%	18,734	(1,028)	-5.5%	51,706	52,771	(1,065)	-2.0%
Financial Margin with Clients	15,958	15,068	890	5.9%	16,459	(501)	-3.0%	46,700	47,063	(363)	-0.8%
Financial Margin with the Market	1,749	1,520	228	15.0%	2,276	(527)	-23.2%	5,006	5,708	(702)	-12.3%
Commissions and Fees	7,825	7,816	9	0.1%	7,264	561	7.7%	22,971	21,405	1,567	7.3%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,067	2,074	(8)	-0.4%	2,268	(201)	-8.9%	6,282	6,582	(300)	-4.6%
Result from Loan Losses	(5,230)	(5,365)	136	-2.5%	(4,876)	(353)	7.2%	(17,568)	(14,114)	(3,454)	24.5%
Provision for Loan Losses	(6,169)	(6,337)	169	-2.7%	(5,997)	(172)	2.9%	(20,330)	(17,478)	(2,851)	16.3%
Recovery of Loans Written Off as Losses	939	972	(33)	-3.4%	1,120	(181)	-16.2%	2,762	3,364	(603)	-17.9%
Retained Claims	(375)	(352)	(23)	6.4%	(437)	62	-14.3%	(1,121)	(1,191)	70	-5.8%
Operating Margin	21,993	20,761	1,232	5.9%	22,953	(960)	-4.2%	62,270	65,453	(3,183)	-4.9%
Other Operating Income/(Expenses)	(14,159)	(13,093)	(1,066)	8.1%	(13,366)	(793)	5.9%	(39,872)	(37,797)	(2,075)	5.5%
Non-interest Expenses	(12,374)	(11,415)	(960)	8.4%	(11,525)	(850)	7.4%	(34,698)	(32,521)	(2,177)	6.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,648)	(1,516)	(132)	8.7%	(1,574)	(75)	4.8%	(4,680)	(4,474)	(206)	4.6%
Insurance Selling Expenses	(136)	(162)	25	-15.7%	(268)	131	-49.0%	(494)	(802)	308	-38.4%
Income before Tax and Minority Interests	7,834	7,669	166	2.2%	9,587	(1,753)	-18.3%	22,399	27,656	(5,258)	-19.0%
Income Tax and Social Contribution	(2,191)	(1,899)	(292)	15.4%	(3,032)	841	-27.7%	(5,829)	(8,440)	2,611	-30.9%
Minority Interests in Subsidiaries	(49)	(195)	146	-75.0%	(412)	363	-88.1%	(238)	(1,115)	877	-78.7%
Recurring Net Income	5,595	5,575	20	0.4%	6,144	(549)	-8.9%	16,332	18,101	(1,769)	-9.8%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	3Q16	2Q16	change		3Q15	change		9M16	9M15	change
Managerial Financial Margin	17,706	16,588	1,118	6.7%	18,734	(1,028)	-5.5%	51,706	52,771	(1,065)	-2.0%
Financial Margin with Clients	15,958	15,068	890	5.9%	16,459	(501)	-3.0%	46,700	47,063	(363)	-0.8%
Financial Margin with the Market	1,749	1,520	228	15.0%	2,276	(527)	-23.2%	5,006	5,708	(702)	-12.3%
Result from Loan Losses	(5,230)	(5,365)	136	-2.5%	(4,876)	(353)	7.2%	(17,568)	(14,114)	(3,454)	24.5%
Provision for Loan Losses	(6,169)	(6,337)	169	-2.7%	(5,997)	(172)	2.9%	(20,330)	(17,478)	(2,851)	16.3%
Recovery of Loans Written Off as Losses	939	972	(33)	-3.4%	1,120	(181)	-16.2%	2,762	3,364	(603)	-17.9%
Net Result from Financial Operations	12,476	11,223	1,253	11.2%	13,858	(1,382)	-10.0%	34,138	38,657	(4,519)	-11.7%
Other Operating Income/(Expenses)	(4,642)	(3,554)	(1,088)	30.6%	(4,271)	(371)	8.7%	(11,740)	(11,001)	(739)	6.7%
Commissions and Fees	7,825	7,816	9	0.1%	7,264	561	7.7%	22,971	21,405	1,567	7.3%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,555	1,560	(5)	-0.3%	1,563	(8)	-0.5%	4,667	4,590	77	1.7%
Non-interest Expenses	(12,374)	(11,415)	(960)	8.4%	(11,525)	(850)	7.4%	(34,698)	(32,521)	(2,177)	6.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,648)	(1,516)	(132)	8.7%	(1,574)	(75)	4.8%	(4,680)	(4,474)	(206)	4.6%
Income before Tax and Minority Interests	7,834	7,669	166	2.2%	9,587	(1,753)	-18.3%	22,399	27,656	(5,258)	-19.0%
Income Tax and Social Contribution	(2,191)	(1,899)	(292)	15.4%	(3,032)	841	-27.7%	(5,829)	(8,440)	2,611	-30.9%
Minority Interests in Subsidiaries	(49)	(195)	146	-75.0%	(412)	363	-88.1%	(238)	(1,115)	877	-78.7%
Recurring Net Income	5,595	5,575	20	0.4%	6,144	(549)	-8.9%	16,332	18,101	(1,769)	-9.8%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Net Income

The recurring net income for the third quarter of 2016 amounted to R$5,595 million, representing an increase of 0.4% from the previous quarter and an 8.9% decrease from the same period of the previous year.

The main positive highlights in the quarter compared to the previous period were the 5.9% increase in financial margin with clients, the 15.0% increase in financial margin with the market and the 2.7% decrease in provision for loan losses.

The positive highlights were partially offset by the 8.4% increase in non-interest expenses.

In the first nine months of 2016, recurring net income was R$16,332 million, down 9.8% from the same period of the previous year mainly driven by the increase of 16.3% in the provision for loan losses.

Return on Average Equity

The annualized recurring return on average equity reached 19.9% in the third quarter of 2016. Stockholders’ equity totaled R$114.7 billion.

Annualized recurring return on average assets remained stable when compared to the previous quarter and reached 1.6%.

Operating Revenues

In the third quarter of 2016, operating revenues, representing revenues from banking, and insurance, pension plan and premium bonds operations, totaled R$27,597 million, an increase of 4.2% from the previous quarter and a decrease of 2.4% from the same period of the previous year. The main components of operating revenues and other items of the income statement are presented ahead:

Managerial Financial Margin

The managerial financial margin for the third quarter of 2016 totaled R$17,706 million, an increase of R$1,118 million when compared to the previous quarter, mainly due to the increase of R$890 million in our financial margin with clients. In the previous quarter, this margin was impacted by securities’ impairment in the amount of R$539 million. Our financial margin with the market increased R$228 million in the quarter.

The managerial financial margin decreased by R$1,065 million when compared to the first nine months of 2015. This decrease was due to the R$363 million and R$702 million reductions in the financial margin with clients and in the financial margin with the market, respectively.

Result from Loan Losses

The result from loan losses, net of recovery of credits, decreased 2.5% from the previous quarter, totaling R$5,230 million in the quarter. This decrease was mainly due to a 2.7% (R$169 million) reduction in our provision for loan losses. In the third quarter of 2016, there was a R$216 million increase in the complementary allowance for loan losses. Additionally, recovery of loans written off as losses decreased 3.4% in the quarter (R$33 million).

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

NPL Creation

(*) Excluding specific economic group effect.

In the third quarter of 2016, the NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, reached R$6,756 million, up 26.8% compared to the previous period, mainly driven by the increase in the NPL Creation of the Wholesale segment, which totaled R$2,308 million this quarter. This increase was concentrated in one economic group of the segment. Excluding this specific case, Total NPL Creation and Wholesale segment NPL Creation would have decreased in the quarter, as occurred in the Retail segment.

Commissions and Fees

In the third quarter of 2016, commissions and fees remained relatively stable, increasing 0.1% when compared to the previous quarter.

When compared to the first nine months of 2015, these revenues increased R$1,567 million (7.3%).

Result from Insurance, Pension Plan and Premium Bonds

* For further details, please refer to Insurance, Pension Plan and Premium Bonds Operations section.

In the third quarter of 2016, the result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension and premium bonds, reached R$1,482 million, an increase of 1.0% from the previous quarter and of 0.9% from the third quarter of 2015. The loss ratio from core activities reached 28.9% this quarter.

Non-Interest Expenses

In the third quarter of 2016, non-interest expenses totaled R$12,374 million, an 8.4% increase from the second quarter of 2016. Total non-interest expenses were impacted by extraordinary events related to the methodology enhancement for calculating labor claims in the amount of R$687 million and to the lump-sum bonus to employees related to the collective bargaining agreement in the amount of R$275 million. Disregarding these effects, our non-interest expenses would have remained stable in the quarter.

In the first nine months of 2016, non-interest expenses increased 6.7% from the same period of the previous year. Excluding extraordinary events above mentioned, these expenses would have increased 4.1% when compared to the same period of the previous year.

Effciency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on Non-Interest Expenses section.

In the 12-month period, the Efficiency ratio, according to the criteria that includes all expenses except for the result from loan losses, reached 46.4%, an increase of 190 basis points from the same period of the previous year. In this period, our expenses grew 7.8%, lower than the accumulated inflation (8.5% - IPCA). On the other hand, our revenues increased 3.4%, mainly as a result of the challenging economic scenario.

In the third quarter of 2016, the Efficiency ratio reached 48.6%, an increase of 190 basis points from the previous quarter, mainly due to the increase in non-interest expenses (8.4%).

In the 12-month period, the risk-adjusted Efficiency ratio, which also considers the result from loan losses, reached 68.8%, an increase of 620 basis points compared to the same period of 2015. In the third quarter of 2016, the risk-adjusted efficiency ratio reached 69.2%.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	3Q16	2Q16	change	3Q15	change
Current and Long-term Assets	1,372,105	1,368,692	0.2%	1,418,974	-3.3%
Cash and Cash Equivalents	20,176	21,852	-7.7%	24,338	-17.1%
Short-term Interbank Investments	278,663	270,899	2.9%	230,404	20.9%
Securities and Derivative Financial Instruments	357,549	358,267	-0.2%	365,874	-2.3%
Interbank and Interbranch Accounts	81,566	73,626	10.8%	71,553	14.0%
Loan, Lease and Other Loan Operations	495,327	497,959	-0.5%	560,664	-11.7%
(Allowance for Loan Losses)	(39,103)	(38,470)	1.6%	(36,179)	8.1%
Other Assets	177,926	184,560	-3.6%	202,319	-12.1%
Permanent Assets	26,994	27,165	-0.6%	23,830	13.3%
Total Assets	1,399,100	1,395,856	0.2%	1,442,804	-3.0%

At the end of the third quarter of 2016, our assets totaled R$1.4 trillion, an increase of 0.2% (R$3.2 billion) compared to the previous quarter. The main changes are presented below:

Compared to the previous year, our assets decreased 3.0% (R$43.7 billion).

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	3Q16	2Q16	change	3Q15	change
Current and Long-Term Liabilities	1,269,388	1,270,244	-0.1%	1,326,601	-4.3%
Deposits	308,599	309,032	-0.1%	371,519	-16.9%
Deposits Received under Securities Repurchase Agreements	360,337	353,662	1.9%	321,819	12.0%
Fund from Acceptances and Issue of Securities	90,963	84,230	8.0%	72,453	25.5%
Interbank and Interbranch Accounts	11,068	11,067	0.0%	11,473	-3.5%
Borrowings and Onlendings	80,280	85,261	-5.8%	112,915	-28.9%
Derivative Financial Instruments	25,672	34,506	-25.6%	47,701	-46.2%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	150,134	144,057	4.2%	126,136	19.0%
Other Liabilities	242,334	248,429	-2.5%	262,586	-7.7%
Deferred Income	1,724	1,724	0.0%	1,908	-9.7%
Minority Interest in Subsidiaries	13,273	13,301	-0.2%	10,942	21.3%
Stockholders' Equity	114,715	110,587	3.7%	103,353	11.0%
Total Liabilities and Equity	1,399,100	1,395,856	0.2%	1,442,804	-3.0%

The main changes in liabilities at the end of the third quarter of 2016 compared to the previous quarter are presented in the chart below:

Compared to the previous year, the main changes are highlighted as follows:

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the third quarter of 2016, our total loan portfolio, including sureties, endorsements and private securities, reached R$605,074 million, reducing 0.6% from the previous quarter and 11.0% from the same period of the previous year. Excluding the effect of the foreign exchange variation, our loan portfolio would have decreased 1.1% in the quarter and 5.6% in the 12-month period.

In R$ millions, end of period	3Q16	2Q16	change	3Q15	change
Individuals	182,517	182,626	-0.1%	186,128	-1.9%
Credit Card Loans	55,750	54,455	2.4%	55,051	1.3%
Personal Loans	27,879	28,703	-2.9%	30,256	-7.9%
Payroll Loans (1)	45,638	46,489	-1.8%	45,695	-0.1%
Vehicle Loans	15,905	16,700	-4.8%	21,632	-26.5%
Mortgage Loans	37,345	36,280	2.9%	33,493	11.5%
Companies	244,191	251,136	-2.8%	293,686	-16.9%
Corporate Loans	183,418	188,897	-2.9%	222,761	-17.7%
Very Small, Small and Middle Market Loans (2)	60,773	62,239	-2.4%	70,925	-14.3%
Latin America (3)	141,037	139,241	1.3%	161,959	-12.9%
Total with Endorsements and Sureties	567,744	573,003	-0.9%	641,773	-11.5%
Corporate - Private Securities (4)	37,330	35,603	4.9%	38,332	-2.6%
Total with Endorsements, Sureties and Private Securities	605,074	608,606	-0.6%	680,105	-11.0%
Total with Endorsements, Sureties and Private Securities (5) (ex-foreign exchange rate variation)	605,074	611,642	-1.1%	640,777	-5.6%
Endorsements and Sureties	72,417	75,044	-3.5%	81,109	-10.7%
Individuals	453	463	-2.1%	545	-16.8%
Corporate	61,417	64,127	-4.2%	67,515	-9.0%
Very Small, Small and Middle Market	2,456	2,494	-1.5%	3,076	-20.2%
Latin America (3)	8,091	7,959	1.7%	9,973	-18.9%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Latin America - Breakdown

In R$ millions, end of period	3Q16	2Q16	change	In R$ millions, end of period	3Q16%		2Q16	change
Individuals	44,012	42,825	2.8%	Argentina	7,035	5.0%	6,794	3.5%
Credit Card Loans	4,440	4,377	1.4%	Chile	91,102	64.6%	90,460	0.7%
Personal Loans	19,322	18,594	3.9%	Colombia	28,978	20.5%	28,033	3.4%
Mortgage Loans	20,250	19,853	2.0%	Paraguay	5,926	4.2%	5,925	0.0%
Companies	97,025	96,416	0.6%	Panama	1,173	0.8%	1,304	-10.0%
Total with Endorsements and Sureties	141,037	139,241	1.3%	Uruguay	6,822	4.8%	6,724	1.5%
				Total with Endorsements and Sureties	141,037	100.0%	139,241	1.3%

Credit Portfolio – Currency Breakdown

On September 30, 2016, R$193.8 billion of our total credit assets were denominated in, or indexed to, foreign currencies. This portion decreased 0.5% in this quarter, and remained at a similar level when compared to the previous quarter.

NPL Ratio (90 days overdue)

* Excluding specific economic group effect.

1 Includes units abroad ex-Latin America. 2 Excludes Brazil.

At the end of the third quarter of 2016, the NPL ratio for operations more than 90 days overdue reached 3.9%, an increase of 30 basis points from the previous quarter and of 90 basis points from the same period of 2015. In Brazil, the NPL ratio reached 4.8% in the quarter, a 30-basis-point increase from the previous quarter. This increase was concentrated in one economic group of the Corporate segment, which was already 100% provisioned in June 2016. Excluding this particular case, Total 90-day NPL ratio would have remained stable and Brazil 90-day NPL ratio would have decreased 10 basis points in the quarter.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2016 Forecast

The previously disclosed forecast for 2016 is presented below:

	Consolidated	Brazil [1]

Total Credit Portfolio [2]	From -10.5% to -5.5%	From -11.0% to -6.0%

Financial Margin with Clients	From -2.5% to 0.5%	From -1.0% to 2.0%

Provision for Loan Losses Net of Recovery of Loans	Between R$23.0 bn and R$26.0 bn	Between R$21.0 bn and R$24.0 bn

Commissions and Fees and Result from Insurance Operations[3]	From 4.0% to 7.0%	From 4.5% to 7.5%

Non-Interest Expenses	From 2.0% to 5.0%	From 2.5% to 5.5%

(1)	Includes units abroad ex-Latin America.
(2)	Includes endorsements, sureties and private securities.
(3)	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Forecasts were calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation in prior periods.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

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Itaú Unibanco Holding S.A.	14

Itaú

3rd quarter of 2016

Management Discussion & Analysis

Income Statement Analysis

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

In the third quarter of 2016, our managerial financial margin totaled R$17,706 million, a 6.7% increase compared to the previous quarter.

The historical information presented in this section does not include CorpBanca's information for the periods prior to the second quarter of 2016.

The main drivers of these variations are presented below:

In R$ millions	3Q16	2Q16	change
Financial Margin with Clients	15,958	15,068	890	5.9%
Spread-Sensitive Operations	14,094	13,573	521	3.8%
Working Capital and Other	1,864	1,495	369	24.7%
Financial Margin with the Market	1,749	1,520	228	15.0%
Total	17,706	16,588	1,118	6.7%

Managerial Financial Margin with Clients

The managerial financial margin with clients consists of revenues generated by the use of financial products by clients, including both account and non-account holders.

For clarity purposes, we classify these operations into two different groups: i) financial margin of spread-sensitive operations and ii) working capital and other.

In the third quarter of 2016, the managerial financial margin with clients totaled R$15,958 million, a 5.9% increase from the previous quarter. The financial margin with clients for the previous quarter was impacted by securities impairment in the amount of R$539 million. Excluding this effect, the financial margin with clients would have increased 2.2% in the quarter.

Spread-Sensitive Operations

The financial margin of spread-sensitive operations, which includes the results from credit assets, non-credit assets and liabilities, totaled R$14,094 million in the third quarter of 2016, an increase of 3.8% from the previous quarter. Excluding the above-mentioned effect of securities impairment, these revenues would have decreased 0.1% compared to the previous quarter, partially due to a reduction in the average balance of spread-sensitive operations in the quarter.

Annualized Rate of Spread-Sensitive Operations

In R$ millions	3Q16	2Q16	change
Average Balance	558,418	574,888	(16,470)	-2.9%
Financial Margin	14,094	13,573	521	3.8%
Average Rate ( p.a. )	10.4%	9.8%		60	bps

Working Capital and Other

In the third quarter of 2016, our financial margin of working capital and other totaled R$1,864 million, with a 24.7% increase from the second quarter of 2016, mainly due to the 14.7% increase in average balance, mainly explained by the result in the period.

Annualized Rate of Working Capital and Other

In R$ millions	3Q16	2Q16	change
Average Balance	83,285	72,629	10,656	14.7%
Financial Margin	1,864	1,495	369	24.7%
Average Rate ( p.a. )	9.2%	8.5%		70	bps
CDI - Annualized Quarterly Rate	14.1%	14.1%		0	bps

Managerial Financial Margin with the Market

The financial margin with the market consists of treasury transactions which include Asset and Liability Management (ALM) and proprietary trading operations.

In this quarter, the financial margin with the market totaled R$1,749 million, mainly driven by the management of proprietary and structural positions in Brazil and abroad.

Financial Margin with the Market

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin with Clients

In the third quarter of 2016, as a result of the previously mentioned changes, the annualized rate of managerial financial margin with clients, which excludes the financial margin with the market, reached 10.2%, a 60-basis-point increase compared to the previous quarter.

In this quarter, the annualized average rate of the risk-adjusted financial margin with clients reached 6.8%, up 70 basis points from the second quarter of 2016, mainly driven by lower provisions for loan losses.

The annualized average rate of spread-sensitive operations reached 10.4% in this quarter, an increase of 60 basis points compared to the previous quarter.

In the third quarter of 2016, the annualized average rate of the financial margin with spread-sensitive operations reached 6.4%, an increase of 60 basis points from the previous quarter, mainly driven by lower provisions for loan losses.

	3Q16			2Q16
	Average	Financial	Average Rate	Average	Financial	Average Rate
In R$ millions, end of period	Balance	Margin	(p.a.)	Balance	Margin	(p.a.)
Spread-Sensitive Operations	558,418	14,094	10.4%	574,888	13,573	9.8%
Working Capital and Other	83,285	1,864	9.2%	72,629	1,495	8.5%
Financial Margin with Clients	641,703	15,958	10.2%	647,517	15,068	9.6%
Provision for Loan Losses		(6,169)			(6,337)
Recovery of Loans Written Off as Losses		939			972
Financial Margin of Spread-Sensitive Operations after Provisions for Credit Risk	558,418	8,864	6.4%	574,888	8,208	5.8%
Financial Margin with Clients after Provisions for Credit Risk	641,703	10,728	6.8%	647,517	9,703	6.1%

The financial margin average rates with clients and with spread-sensitive operations without the impact of securities impairment are presented below.

Financial Margin with Clients and Spread-Sensitive Operations before and after Provisions for Credit Risk

Composition of the Change in the Financial Margin with Clients

For a better understanding of the changes in our financial margin with clients, we segregated effects from changes in the volume of spread-sensitive operations, in the mix of products, clients and spread, and in working capital and other effects.

In the third quarter of 2016, the 5.9% increase in our financial margin with clients was mainly driven by the increase in the financial margin of working capital and other, by the securities impairment occurred in the previous quarter and by the calendar days impact, partially offset by lower volumes and by Latin America financial margin with clients.

Financial Margin with Clients Change

(*) Balances do not include the effects of foreign exchange rate variations.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis	Income Statement Analysis

Credit Portfolio

Credit Portfolio by Product

In the table below, the loan portfolio is split into three groups: individuals, companies and Latin America. For a better understanding of these portfolios performance, the main product groups of each segment are presented below.

In R$ millions, end of period	3Q16	2Q16	change	3Q15	change
Individuals - Brazil (1)	182,294	182,459	-0.1%	185,840	-1.9%
Credit Card	55,750	54,455	2.4%	55,051	1.3%
Personal Loans	27,425	28,240	-2.9%	29,712	-7.7%
Payroll Loans (2)	45,638	46,489	-1.8%	45,695	-0.1%
Vehicles	15,905	16,700	-4.8%	21,632	-26.5%
Mortgage Loans	37,345	36,280	2.9%	33,493	11.5%
Rural Loans	230	296	-22.3%	257	-10.3%
Companies - Brazil (1)	180,088	184,218	-2.2%	222,838	-19.2%
Working Capital (3)	91,685	90,965	0.8%	107,536	-14.7%
BNDES/Onlending	35,470	38,605	-8.1%	50,890	-30.3%
Export / Import Financing	29,427	31,339	-6.1%	39,043	-24.6%
Vehicles	3,292	3,580	-8.0%	4,715	-30.2%
Mortgage Loans	10,708	10,812	-1.0%	11,021	-2.8%
Rural Loans	9,506	8,917	6.6%	9,634	-1.3%
Latin America (4)	132,946	131,281	1.3%	151,986	-12.5%
Total without Endorsements and Sureties	495,327	497,959	-0.5%	560,664	-11.7%
Endorsements and Sureties	72,417	75,044	-3.5%	81,109	-10.7%
Total with Endorsements and Sureties	567,744	573,003	-0.9%	641,773	-11.5%
Corporate Private Securities (5)	37,330	35,603	4.9%	38,332	-2.6%
Total Risk	605,074	608,606	-0.6%	680,105	-11.0%

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (5) Includes Debentures, CRI and Commercial Paper.

At the end of the third quarter of 2016, our total credit portfolio (including sureties, endorsements and private securities) reached R$605,074 million, a decrease of 0.6% from the previous quarter and of 11.0% from the third quarter of the previous year. Excluding the effect of foreign exchange variation and corporate private securities, the decrease in the total loan portfolio, without endorsements and sureties, would have been 1.1% compared to the previous quarter and 5.5% in the 12-month period.

Individuals loan portfolio reached R$182,294 million at the end of the third quarter of 2016, relatively stable compared to the previous quarter. In the quarter, the highlight was the 2.9% mortgage loan portfolio growth and the 2.4% credit card portfolio growth. On the other hand, in the same period, the vehicle portfolio decreased 4.8% mainly due to a lower demand, and personal loans recorded a 2.9% reduction.

Companies loan portfolio reduced 2.2% in the third quarter of 2016, totaling R$180,088 million. Changes in this portfolio were mainly driven by the decreases of 8.1% in BNDES/Onlending portfolio, of 8.0% in vehicle portfolio, and of 6.1% in export/import financing portfolio. These decreases were mainly due to lower demand from companies, as a result of a more challenging economic scenario.

The Latin America portfolio reached R$132,946 million presenting an increase of 1.3% when compared to the previous quarter and a decrease of 12.5% in the 12-month period. Excluding the effect of the foreign exchange variation, the Latin America portfolio without endorsements and sureties would have decreased 0.5% when compared to the previous quarter and increased 3.2% in the 12-month period.

Credit Portfolio by Business Sector (including endorsements and sureties)

The companies portfolio breakdown by business sector, including Latin America, is listed below:

In R$ millions, end of period	3Q16	2Q16	change
Public Sector	4,421	4,460	(39)	-0.9%
Private Sector | Companies	331,890	338,170	(6,281)	-1.9%
Real Estate	25,075	24,635	440	1.8%
Vehicles and auto parts	19,096	19,701	(605)	-3.1%
Food and beverage	17,758	18,589	(831)	-4.5%
Agribusiness and fertilizers	16,127	15,952	175	1.1%
Transportation	14,359	15,312	(953)	-6.2%
Energy and water treatment	13,629	14,220	(590)	-4.1%
Banks and other financial institutions	13,325	14,849	(1,524)	-10.3%
Petrochemical and chemical	11,032	11,220	(189)	-1.7%
Steel and metallurgy	10,532	11,069	(536)	-4.8%
Infrastructure work	10,142	10,098	44	0.4%
Sugar and Alcohol	9,519	9,568	(49)	-0.5%
Telecommunications	9,023	9,842	(819)	-8.3%
Mining	8,383	8,486	(103)	-1.2%
Oil and gas	7,211	7,041	170	2.4%
Capital Assets	7,064	7,695	(631)	-8.2%
Construction Material	6,936	7,043	(107)	-1.5%
Pharmaceutical and cosmetics	6,503	6,498	6	0.1%
Electronic and IT	5,992	5,973	19	0.3%
Clothing and footwear	5,011	4,934	76	1.5%
Services - Other	40,237	39,657	580	1.5%
Commerce - Other	18,732	18,547	185	1.0%
Industry - Other	7,747	7,342	404	5.5%
Other	48,457	49,900	(1,443)	-2.9%
Total	336,310	342,630	(6,320)	-1.8%

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis	Income Statement Analysis

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are spread over our loan portfolio in a way that only 19.2% of the credit risk was concentrated on the 100 largest debtors at the end of the third quarter of 2016. The credit concentration of the 100 largest debtors (group consolidated) is as follows:

		% of total	% of total
In R$ millions, end of period	Risk [1]	credits	Assets
Largest Debtor	4,081	0.7	0.3
10 Largest Debtors	31,716	5.6	2.3
20 Largest Debtors	48,564	8.6	3.5
50 Largest Debtors	80,974	14.3	5.8
100 Largest Debtors	109,131	19.2	7.8

1 includes endorsements and sureties

Renegotiated Loan Operations

According to the rules of the CMN Resolution No. 2,682/99, balances of all contracts that have had changes to their original contractual terms should be reported as renegotiated loans. We segregate renegotiated loans, taking into account all types of renegotiation, either non overdue, overdue, or coming from the recovery of loans written off as losses, by overdue period measured at the moment of renegotiation, as shown below:

1 Includes units abroad ex-Latin America

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

The NPL ratio of total renegotiated loans overdue for over 90 days reached 26.4% at the end of the third quarter of 2016, and the coverage ratio of these loans that are overdue for more than 90 days reached 167%. This increase in the NPL ratio was concentrated in only one economic group of the Wholesale segment, which was already 100% provisioned in June, 2016. We present below the evolution of these ratios:

* Excluding specific economic group effect.

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

On September 30, 2016, total renegotiated loans reached R$25,340 million, a R$1,248 million increase from the previous quarter. In Brazil, the balance of renegotiated loans reached R$23,806 million, up R$1,139 million in the quarter.

In R$ millions, end of period	Portfolio	LLP	%
Total Renegotiated Loans Operations	25,340	(11,190)	44.2%
Loan Operations Renegotiated when up to 90 days overdue*	14,894	(5,037)	33.8%
Loan Operations Renegotiated when over 90 days overdue *	10,446	(6,154)	58.9%

* Measured at the moment of renegotiation.

Further information on Note 8-d to our financial statements.

Loan operations renegotiated when 90 days overdue amounted to R$10,446 million. The coverage of this portfolio reached 58.9% in the third quarter of 2016.

Loan Portfolio by Origination Period

The chart below shows the evolution of our loan portfolio, excluding endorsements and sureties, by origination period (vintages).

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

Sale of Financial Assets

In the third quarter of 2016, there were sales of financial assets to third parties, with no risk and benefits retention. These operations, in the amount of R$1,400 million, of which just R$25 million were overdue, had no relevant impact on credit quality ratios. These operations had a negative impact on result in the amount of R$4 million.

In this quarter, we also sold portfolios that had already been written off as losses, with no risk retention, to third parties. Credits totaling R$24 million where assigned with a positive impact on revenues from recovery of loans in the amount of R$7 million and with a positive impact on net income of R$4 million.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio Mix Evolution in Brazil (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in past quarters.

Loan Portfolio Mix - Companies

In the third quarter of 2016, the proportion of credits to very small, small and middle-market companies, and large companies remained practically stable in our portfolio compared to the second quarter of 2016.

Loan Portfolio Mix – Individuals

The evolution of our individuals loan portfolio mix in past periods shows the growth of payroll loan and mortgage loan portfolios, which currently represent the second and third largest balances in our individuals portfolio. The decrease in the share of vehicle financing is a result of the nominal balance reduction of this portfolio.

We present below additional information about Payroll Loans, Mortgage Loans and Vehicle Financing.

Payroll Loans

We operate in the payroll loans market through two different distribution channels: directly through our own distribution network (branches, CSBs and electronic channels) and through Banco Itaú BMG Consignado S.A., a financial institution controlled by us aimed at offering, distributing and marketing payroll loans. This operation started in December 2012 and, at the end of this quarter, we announced the acquisition of 40% of the capital of Itaú BMG Consignado S.A. in which, after regulatory approvals, we will hold 100% of total capital. Additionally, we entered into a new commercial agreement with Banco BMG for the distribution of payroll loans in its proprietary distribution channels.

Evolution of the Payroll Loan Portfolio and NPL

At the end of September 2016, total payroll loans reached R$45,638 million, a 0.1% decrease in twelve months. The highlight was the 9.6% increase in retirees and pensioners of the INSS loan portfolio compared to September 2015.

Branch network originated payroll loans totaled R$16,905 million on September 30, 2016, a 4.6% increase in twelve months, whereas other channels originated payroll loans reached R$28,732 million, a 2.7% decrease from the same period of the previous year.

Evolution of Payroll Loan Portfolio

Our strategy of higher growth in the INSS Beneficiaries segment, combined with the credit policies adopted, allowed the portfolio growth to be followed by a low delinquency level over the past two years. The slower pace of the portfolio growth drove the recent increase in 90-day NPL ratio.

90-day NPL ratio (Mar -12 = 100) | Total Payroll Loan Portfolio

Note: Comparable to the National Financial System information disclosed by the Brazilian Central Bank.

Evolution of the Share of Payroll Loans in Personal Loans

The increase in the payroll loans balance allowed for a higher share in personal loans, which increased to 62.1% this period from 55.9% in September 2014, a 620 basis point increase in twenty-four months.

Mortgage Loans

Our mortgage portfolio reached R$48,053 million at the end of September 2016. Our portfolio increased 2.0% in the quarter and 8.0% in the past twelve months. The individuals portfolio, totaling R$37,345 million at the end of this quarter, increased 2.9% from the previous quarter and 11.5% in twelve months. At the end of September 2016, the companies portfolio totaled R$10,708 million, down 1.0% from the previous quarter and 2.8% in the past twelve months.

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis	Income Statement Analysis

Evolution of the Mortgage Portfolio

In the third quarter of 2016, the volume of new mortgage loan financing contracts for individuals was R$2,218 million.

Origination Volume

In R$ millions	3Q16	2Q16	change	3Q15	change
Individuals	2,218	2,121	4.6%	2,868	-22.7%
Companies	404	168	140.6%	974	-58.5%
Total	2,621	2,288	14.5%	3,841	-31.8%

Source: ABECIP.

At the end of the third quarter of 2016, our individual mortgage loan portfolio collaterals, under the legal framework of fiduciary lien (alienação fiduciária), accounted for 99.7% of the portfolio. Since 2007, we have been using this framework for 100% of our contracts.

Our new financing contracts use the Equal Amortization System, through which decreasing installments lead to faster balance amortization, reducing the loan-to-value ratio (ratio of the amount of the financing to the value of the real estate property) at a faster pace than other amortization systems.

The loan-to-value (LTV) portfolio reached 41.9% at the end of September 2016, a decrease of 150 basis points when compared to September 2015.

The average quarterly LTV of originated vintages reached 55.1%, up 20 basis points from the second quarter of 2016 and down 210 basis points from the third quarter of 2015.

Loan–to-value | Vintage and Portfolio

In the current period, the 90-day NPL of the vintage originated in March 2016 reached 0.10%, remaining at levels that show the high quality of the portfolio.

NPL over 90 (%) | Six months after origination

Note: Loan portfolio to individuals.

Vehicle Financing

Our portfolio of vehicle financing to individuals amounted to R$15,905 million, and to companies, R$3,292 million, totaling R$19,198 million on September 30, 2016.

This quarter, the average amount of vehicle financing to individuals originated by the branch network, dealerships and car retailers was R$26,3 thousand, with an average term of 40 months and average down payment of 41%. Both the average down payment and the financing term remained relatively stable in the past quarters.

Average Term and Down Payment - Individuals

New loans granted to individuals through our branches, dealerships and car retailers totaled R$2,140 million, whereas new loans granted to companies totaled R$349 million in the third quarter of 2016.

The loan-to-value of our vehicle portfolio reached 68.8% at the end of September 2016, continuing the downward trend of the past few quarters.

Loan–to-value | Portfolio (*)

(*) Loans originated by dealerships and car retailers to individuals and companies.

The 90-day NPL of vintages originated in May 2016 reached 0.36% in September 2016.

NPL over 90 (%) | Four months after origination

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis	Income Statement Analysis

Result from Loan Losses

In R$ millions	3Q16	2Q16	change		3Q15	change		9M16	9M15	change
Provision for Loan Losses	(6,169)	(6,337)	169	-2.7%	(5,997)	(172)	2.9%	(20,330)	(17,478)	(2,851)	16.3%
Recovery of Loans Written Off as Losses	939	972	(33)	-3.4%	1,120	(181)	-16.2%	2,762	3,364	(603)	-17.9%
Result from Loan Losses	(5,230)	(5,365)	136	-2.5%	(4,876)	(353)	7.2%	(17,568)	(14,114)	(3,454)	24.5%

In the third quarter of 2016, result from loan losses (provision expenses, net of recovery of loans written off as losses) totaled R$5,230 million, a 2.5% decrease from the previous quarter. Provision for loan losses decreased 2.7% compared to the previous quarter, whereas the recovery of loans written off as losses decreased 3.4% from the same period.

The result from loan losses totaled R$17,568 million in the first nine months of 2016, an increase of 24.5% from the same period of 2015. This increase was mainly due to the higher provision for loan losses, which totaled R$20,330 million in the period, mainly related to higher provisions for specific economic groups due to the challenging economic scenario. Additionally, income from recovery of loans written off as losses decreased 17.9% compared to the same period of the previous year, and amounted to R$2,762 million in the year.

Provision for Loan Losses by Segment

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale business.

In the third quarter of 2016, Retail segment provision for loan losses totaled R$3,932 million, a 10.5% decrease from the previous quarter.

In the Wholesale segment, provision for loan losses totaled R$1,825 million, an increase of R$278 million, or 18.0%, in the quarter, due to the increase in the provision for specific economic groups. In Latin America, provision for loan losses amounted to R$412 million.

Provision for Loan Losses and Loan Portfolio

In the third quarter of 2016, the ratio of provision for loan losses to loan portfolio reached 5.0%, and remained stable compared to the previous quarter.

The ratio of result from loan losses to loan portfolio reached 4.2% in this quarter, and also remained stable compared to the previous quarter.

Result from Loan Losses and Loan Portfolio

(*) Loan portfolio average balance of the two previous quarters.

Allowance for Loan Losses and Loan Portfolio

The ratio of total allowance for loan losses to loan portfolio reached 7.9% at the end of September 2016 from 7.7% at the end of June 2016, up 20 basis points in the period, mainly driven by the increase in the allowance for loan losses.

The ratio of allowance for loan losses excluding complementary allowance to loan portfolio reached 5.8% on September 30, 2016, up 10 basis points from June 2016. Considering only Brazil operations¹, this ratio reached 7.1% at the end of the period, a 10-basis-point increase from the previous quarter.

The complementary allowance totaled R$10,440 million at the end of the third quarter of 2016, a 2.1% or R$216 million increase from June 2016. This balance includes allowances in the amount of R$1,034 million recognized for endorsements and sureties.

	3Q16
In R$ millions, end of period	Total	Brazil¹
Total Allowance for Loan Losses (A)	39,103	35,555
Allowance for Loan Losses excluding Complementary Allowance (B)	28,663	25,721
Loan Portfolio (C)	495,327	362,381
A/C	7.9%	9.8%
B/C	5.8%	7.1%

Note: Loan portfolio without endorsements and sureties.

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis	Income Statement Analysis

We present below the allowance for loan losses allocation by type of risk:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Segment operations and allowances for potential losses related to Wholesale segment operations.

Loan Portfolio by Risk Level

Our credit risk management is aimed at maintaining the quality the loan portfolio at levels appropriate for each market segment which we operate.

At the end of September 2016, the portfolios rated “AA” and “A” accounted for 76.6% of the total loan portfolio and 78.7% of the total loan portfolio in Brazil¹.

Total loans rated between "D" and "H" accounted for 9.5% of total loans and 11.7% of total loans in Brazil¹.

Loan Portfolio Evolution by Risk Level

Note: Loan portfolio without endorsements and sureties.

1 Includes units abroad ex-Latin America.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis	Income Statement Analysis

Delinquency Ratios

Nonperforming Loans

Note: The total balance of loans more than 60 days overdue including CorpBanca is available as from June 2016.

The loan portfolio more than 90 days overdue increased 6.8% from June 2016. Considering only Brazil operations¹, this portfolio increased 6.5% from June 2016. This increase was concentrated in one economic group of the Corporate segment, which was already 100% provisioned in June 2016. The loan portfolio more than 90 days overdue increased 12.0% from September 2015. Considering only Brazil operations¹, the loan portfolio more than 90 days overdue increased 14.6% from the same period of the previous year, mainly driven by the growth in corporate, and very small, small and middle-market companies segments.

NPL Ratio (%) | over 90 days

*Excluding specific economic group effect.

The NPL ratio of loans more than 90 days overdue (90-day NPL) was 3.9% at the end of September 2016, an increase of 30 basis points compared to the previous quarter. Compared to the same period of 2015, the ratio increased 90 basis points. In Brazil¹, this ratio was 4.8% in September 2016, with an increase of 30 basis points compared to the previous quarter. This increase was concentrated in one economic group of the Corporate segment, which was already 100% provisioned in June 2016. Excluding this particular case, total 90-day NPL would have been 3.6%, remaining stable when compared to the previous quarter, and Brazil¹ 90-day NPL would have been 4.4% in September 2016, a 10-basis-point decrease from June 2016. For Latin America operations², the ratio was 1.2%, up 10 basis points from the previous quarter.

NPL Ratio - Brazil1 (%) | over 90 days

*Excluding specific economic group effect.

1 Includes units abroad ex-Latin America.² Excludes Brazil.

In September 2016, the NPL ratio over 90 days for individuals in Brazil was 5.7%, a decrease of 20 basis points from the previous quarter, mainly driven by lower delinquency rates in credit card, personal loan and vehicle portfolios.

The increase of 120 basis points in the NPL ratio for large companies in the quarter was concentrated in one economic group of the segment and, excluding this effect, the ratio for large companies would have been 1.4% in September 2016, a decrease of 20 basis points from June 2016. The 30-basis-point increase for very small, small and middle-market companies compared to June 2016 was influenced by the 2.3% decrease in the segment portfolio this quarter.

NPL Ratio (%) | 15 to 90 days

In September 2016, the short-term delinquency ratio measured based on the balance of operations 15 to 90 days overdue (NPL 15-90), was 2.9%, a decrease of 30 basis points in the quarter.

In Brazil¹, this ratio for the individuals segment reached 4.2%, remaining stable when compared to the previous quarter. For large companies, the ratio was 1.5%, a decrease of 80 basis points compared to June 2016. This decrease is mainly related to one economic group of the segment, whose portfolio has migrated to over 90 days bucket in the third quarter of 2016. For very small, small and middle-market companies, the ratio was 3.8%, a decrease of 50 basis points from June 2016, mainly due to the 12.2% reduction in the balance of operations 15 to 90 days overdue in the segment.

For Latin America operations², the ratio was 2.1% in September 2016, remaining stable compared to the previous quarter.

NPL Ratio by Activity Sector

	NPL				NPL
	15-90 days				Over 90 days
	Total		Brazil¹		Total		Brazil¹
End of period	3Q16	2Q16	3Q16	2Q16	3Q16	2Q16	3Q16	2Q16
Public Sector	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Private Sector	3.0%	3.2%	3.3%	3.6%	3.9%	3.6%	4.9%	4.5%
Companies	1.9%	2.4%	2.3%	3.0%	2.9%	2.3%	4.0%	3.1%
Industry and Commerce	1.5%	2.0%	1.7%	2.3%	3.3%	3.0%	3.9%	3.5%
Services	2.2%	2.9%	3.1%	4.2%	3.0%	1.7%	5.0%	2.7%
Primary Sector	2.2%	2.3%	2.4%	2.4%	1.3%	2.0%	1.2%	2.3%
Other	0.4%	0.3%	0.4%	0.3%	0.2%	0.3%	0.1%	0.2%
Individuals	4.2%	4.2%	4.2%	4.2%	5.0%	5.1%	5.7%	5.9%
Total	2.9%	3.2%	3.2%	3.6%	3.9%	3.6%	4.8%	4.5%

For further information on NPL Ratios by Activity, please refer to the Risk Management Report required by Circular No. 3,678 of the Brazilian Central Bank, of October 31, 2013, which is available on our Investor Relations website.

Itaú Unibanco Holding S.A.	24

Management Discussion & Analysis	Income Statement Analysis

Coverage Ratio | 90 days

*Excluding specific economic group effect.

Note: Coverage ratio is derived from the division of the allowance for loans losses balance by the balance of operations more than 90 days overdue.

At the end of September 2016, the 90-day coverage ratio was 204%, a decrease of 1,100 basis points from the previous quarter, mainly driven by the increase in the portfolio of loans more than 90 days overdue, concentrated in one economic group of the Wholesale segment, which was already 100% provisioned in June 2016. In the Wholesale segment, the coverage ratio reached 345% and, despite the decrease in the quarter, the coverage level is still appropriate for the segment. Excluding this particular case, the total coverage ratio would have been 214% and, for the Wholesale segment, 502% at the end of the period, both relatively stable compared to the previous quarter. In Latin America, this ratio was 228%.

Compared to September 2015, the 90-day coverage ratio decreased 800 basis points mainly for the same reasons mentioned above.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

In the third quarter of 2016, the loan portfolio write-offs totaled R$5,535 million, a 2.0% decrease compared to the previous quarter. The ratio of written-off operations to the average balance of the loan portfolio was 1.1%, and has remained stable compared with the second quarter of 2016.

Recovery of Loans Written off as Losses

In this quarter, income from recovery of loans written off as losses decreased R$33 million, or 3.4%, from the previous quarter.

In the third quarter of 2016, we sold portfolios that had already been written off as losses, without risk retention. Credits totaling R$24 million where assigned with a positive impact on revenues from recovery of loans in the amount of R$7 million and with a positive impact on net income of R$4 million.

In the first nine months of 2016, the income from recovery of loans written off as losses decreased R$603 million, or 17.9%, compared to the same period of the previous year, mainly due to the challenging economic scenario.

NPL Creation

*Excluding specific economic group effect.

In the third quarter of 2016, the NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, amounted to R$6,756 million, an increase of 26.8% from the previous period, mainly due to the increase in the NPL Creation for the Wholesale segment, which totaled R$2,308 million in the quarter. This increase was concentrated in one economic group of the segment, which was already 100% provisioned in June 2016. Excluding this particular case, total NPL Creation and NPL Creation for the Wholesale segment would have decreased in the quarter, as occurred with the Retail segment.

NPL Creation Coverage

*Excluding specific economic group effect.

Note: The NPL Creation coverage ratio is derived from the division of the provision for loan losses by the NPL Creation in the quarter.

In the third quarter of 2016, total NPL Creation coverage reached 91%, mainly driven by the reduction in the Wholesale segment ratio, which reached 79%. Excluding the above-mentioned effect of a specific economic group, total NPL Creation coverage and NPL Creation coverage of the Wholesale segment would have been 120% and 256%, respectively.

In the Retail segment, provision for loan losses remained at a similar level to the segment NPL Creation. Therefore, the NPL Creation coverage ratio of the Retail segment reached 97% in this quarter, similar to historical levels.

Itaú Unibanco Holding S.A.	25

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	3Q16	2Q16	change		3Q15	change		9M16	9M15	change
Asset Management	776	741	34	4.7%	707	68	9.6%	2,200	1,972	229	11.6%
Current Account Services	1,589	1,596	(6)	-0.4%	1,396	193	13.8%	4,730	4,058	671	16.5%
Credit Operations and Guarantees Provided	818	793	25	3.2%	810	8	1.0%	2,369	2,385	(16)	-0.7%
Collection Services	414	404	10	2.4%	375	39	10.3%	1,183	1,113	70	6.3%
Credit Cards	3,102	3,016	86	2.8%	2,831	271	9.6%	9,025	8,474	551	6.5%
Other	523	544	(21)	-3.9%	456	67	14.7%	1,551	1,484	67	4.5%
Latin America (ex-Brazil)	603	722	(118)	-16.4%	688	(85)	-12.3%	1,913	1,918	(6)	-0.3%
Commissions and Fees	7,825	7,816	9	0.1%	7,264	561	7.7%	22,971	21,405	1,567	7.3%
Result from Insurance, Pension Plan and Premium Bonds	1,555	1,560	(5)	-0.3%	1,563	(8)	-0.5%	4,667	4,590	77	1.7%
Total	9,380	9,376	4	0.0%	8,827	553	6.3%	27,638	25,994	1,644	6.3%
(-) Result from Other Insurance Activities(*)	74	94	(19)	-20.8%	95	(21)	-21.8%	272	278	(5)	-2.0%
Total excluding Other Insurance Activities(*)	9,306	9,283	24	0.3%	8,733	574	6.6%	27,366	25,716	1,649	6.4%

In the third quarter of 2016, commission and fees amounted to R$7,825 million, an increase of 0.1% from the previous quarter. Compared to the third quarter of 2015, these revenues increased 7.7% mainly driven by higher revenues from current account services and credit cards.

In the first nine months of 2016, these revenues amounted to R$22,971 million, a 7.3% increase from the same period of the previous year, mainly driven by higher revenues from current account services, credit cards and asset management.

In the third quarter of 2016, these revenues, combined with the result from insurance, pension plan and premium bonds, totaled R$9,380 million, and remained stable compared to the previous quarter and increased 6.3% compared to the same period of the previous year.

Excluding the result from other insurance activities(*), our revenues totaled R$9,306 million in the quarter, an increase of 0.3% when compared to the second quarter of 2016 and of 6.6% from the same period of the previous year.

(*) Other insurance activities include extended warranty, health insurance, other products and our stake in IRB.

Asset Management

Asset management revenues totaled R$776 million in the third quarter of 2016, a 4.7% increase from the previous quarter, mainly driven by the increase in fund management fees. In the first nine months of 2016, these revenues amounted to R$2,200 million, an 11.6% increase compared to the same period of the previous year, mainly due to the higher volume of fixed income funds.

Fund Management

In the third quarter of 2016, fund management fees amounted to R$605 million, a 5.9% increase compared to the second quarter of 2016, mainly due to higher volume of fixed income funds and the higher number of business days in the quarter.

In September 2016, assets under administration¹ totaled R$888 billion, with increases of 8.0% from the previous quarter and of 21.1% from the same period of the previous year.

According to the ANBIMA ranking, in September 2016 we ranked second in fund management and managed portfolio*, with a 22.4% market share.

* Includes Itaú Unibanco and Intrag.

¹ Does not include Latin America ex-Brazil.

Consortia Administration Fees

Consortia administration fees totaled R$170 million in the third quarter of 2016, an increase of 0.4% from the second quarter of 2016. In the first nine months of 2016, these fees amounted to R$511 million, an increase of 1.0% compared to the same period of the previous year.

In September 2016, we reached approximately 397 thousand active contracts, a decrease of 1.3% from the second quarter of 2016.

In September 2016, the balance of installments receivable reached R$10.9 billion, with decreases of 2.3% compared to June 2016 and of 10.6% from September 2015.

Itaú Unibanco Holding S.A.	26

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

In the third quarter of 2016, revenues from current account services totaled R$1,589 million, a 0.4% decrease compared to the second quarter of 2016.

In the first nine months of 2016, these fees increased 16.5%, totaling R$4,730 million. This increase in revenues from current account services is mainly due to the offering of differentiated products and services aimed at adding more value to our clients’ experience with the bank. These products include differentiated current account service packages for individuals and the convenience and versatility of the “Conta Certa” product offered to companies.

Loan Operations and Guarantees Provided

In the third quarter of 2016, revenues from loan operations and guarantees provided totaled R$818 million, a 3.2% increase from the second quarter of 2016, mainly due to higher revenues from guarantees provided.

In the first nine months of 2016, these revenues decreased 0.7% compared to the same period of the previous year, mainly due to a lower volume of loan operations.

In the third quarter of 2016, the ratio of annual revenues from loan operations to the loan portfolio, without endorsements and sureties, was 0.5% p.a.

The ratio of annual revenues from guarantees provided to the endorsements and sureties portfolio was 2.3% p.a.

¹ Includes units abroad ex-Latin America.

(*) Loan portfolio and endorsements and sureties average balances from two previous quarters.

Collection Services

Revenues from collection services amounted to R$414 million in the third quarter of 2016, an increase of 2.4% from the second quarter of 2016, mainly due to the higher number of business days in the quarter. Compared to the first nine months of 2015, these revenues increased 6.3%, mainly due to the higher volume of collection services.

Credit Cards

Credit card revenues totaled R$3,102 million in the third quarter of 2016, a 2.8% increase from the previous quarter, mainly due to the increase in transactions volume.

Compared to the same period of the previous year, these revenues increased 9.6%, mainly due to higher revenues from equipment rental and annual fees, and the increase in transactions volume.

In the first nine months of 2016, credit card revenues amounted to R$9,025 million, an increase of 6.5% from the same period of the previous year, mainly driven by higher revenues from equipment rental and increase in transactions volume.

The share of credit card revenues related to card issuance is 51.6% of total revenues.

Transaction Volume and Card Accounts | Credit and Debit Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to approximately 55.5 million current account holders and non-account holders (in number of accounts). In the third quarter of 2016, transactions volume amounted to R$87.5 billion, a 6.7% increase from the same period of 2015.

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market, totaling 29.6 million client accounts, including account and non-account holders.

In the third quarter of 2016, credit card transactions volume amounted to R$65.1 billion, a 5.1% increase from the same period of the previous year.

In the debit card segment, which only includes current account holders, we have 25.8 million accounts. Debit card transactions volume was R$22.4 billion in the third quarter of 2016, an 11.5% increase from the same period of the previous year.

Itaú Unibanco Holding S.A.	27

Management Discussion & Analysis	Income Statement Analysis

Transaction Volume and Card Accounts | Credit and Debit Cards

Acquiring Services

Our merchant acquiring business comprises the process of capturing transactions through the affiliation, management and relationship with commercial establishments through the company REDE.

In the third quarter of 2016, the volume of transactions was R$95.2 billion, an increase of 2.0% from the previous quarter. Compared to the same period of the previous year, transactions volume increased 1.4%.

Transaction Volume | Credit and Debit Cards

In the third quarter of 2016, the volume of credit card transactions was R$62.4 billion. This amount represents 65.5% of total transactions volume generated by acquiring services, increases of 1.7% from the second quarter of 2016 and of 0.8% from the same period of the previous year.

In addition to the transaction volume mentioned above, we captured and processed over R$1.3 billion in transactions within our retail partners and joint ventures in the third quarter of 2016.

In the third quarter of 2016, the volume of debit card transactions was R$32.9 billion, which represented 34.5% of total transactions volume, increases of 2.4% from the second quarter of 2016 and of 2.5% from the same period of the previous year.

Equipment Base

At the end of the third quarter of 2016, our base of active installed equipment reached 1,582 thousand units, decreases of 5.8% from the previous quarter and of 16.7% from the third quarter of 2015.

Other

In R$ millions	3Q16	2Q16	change
Foreign Exchange Services	23	22	1
Brokerage and Securities Placement	112	90	22
Custody Services and Portfolio Management	82	80	2
Economic and Financial Advisory Services	162	148	14
Other Services	144	204	(60)
Total	523	544	(21)

Compared to the previous quarter, there were increases in commissions on the placement of securities and in revenues from economic and financial advisory services, mainly due to higher investment banking revenues.

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In the third quarter of 2016, the ratio of total commissions and fees and the result from insurance, pension plan and premium bonds to these total revenues added to the managerial financial margin was 34.6%.

In this quarter, the operational coverage ratio, which represents the extent to which non-interest expenses were covered by commissions and fees added to the result from insurance, pension plan and premium bonds, was 75.8%, a decrease of 630 basis points compared to the previous quarter, mainly driven by higher non-interest expenses.

(*) Insurance Operations include insurance, pension plan and premium bonds.

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related business.

The disclosure of the results from Itaú Insurance, Pension Plan and Premium Bonds is broken down into Core Activities and Other Activities.

The capital allocation criteria for insurance, pension plan and premium bonds operations used in the managerial model is based on the BACEN regulatory model. As of the first quarter of 2016, we have started to allocate the effect of the Basel III rules schedule anticipation to the lines of business.

Sales Cost Model

Itaú Unibanco’s practice is to allocate the selling costs to all of our products and services based on the corresponding utilization of each channel (full allocation method). For that reason, the selling costs related to insurance, pension plan and premium bonds products in our branch network and other electronic or physical distribution channels are recorded in our income statement for the insurance segment. This practice has both accounting and managerial effects.

Pro Forma Recurring Income Statement of Insurance Operations

	3Q16			2Q16			change				3Q15			change
		Core	Other		Core	Other			Core			Core	Other			Core
In R$ millions	Total	Activities	Activities	Total	Activities	Activities	Total		Activities		Total	Activities	Activities	Total		Activities
Earned Premiums	1,215	1,002	214	1,242	991	251	-2.2%		1.1%		1,470	1,093	377	-17.3%		-8.4%
Revenues from Pension Plan and Premium Bonds	254	254	-	246	246	-	3.3%		3.3%		242	242	-	5.0%		5.0%
Retained Claims	(375)	(304)	(70)	(352)	(269)	(83)	6.4%		13.0%		(437)	(324)	(113)	-14.3%		-6.0%
Selling Expenses	(136)	(17)	(119)	(162)	(22)	(140)	-15.8%		-19.7%		(268)	(40)	(228)	-49.1%		-56.7%
Result from Insurance, Pension Plan and Premium Bonds	958	934	24	974	946	28	-1.6%		-1.3%		1,007	971	36	-4.8%		-3.8%
Managerial Financial Margin	204	172	32	258	205	53	-21.0%		-16.3%		202	164	38	0.8%		4.7%
Commissions and Fees	479	473	5	454	452	2	5.6%		4.8%		438	438	(0)	9.4%		8.0%
Earnings of Affiliates	77	58	19	81	59	21	-4.7%		-2.2%		97	70	28	-21.1%		-16.7%
Non-interest Expenses	(495)	(462)	(33)	(490)	(454)	(36)	1.0%		1.7%		(497)	(454)	(42)	-0.4%		1.6%
Tax Expenses for ISS, PIS and Cofins and other taxes	(80)	(72)	(7)	(83)	(73)	(9)	-3.5%		-1.5%		(84)	(71)	(13)	-4.4%		2.2%
Income before Tax and Minority Interests	1,143	1,103	40	1,194	1,135	59	-4.2%		-2.8%		1,164	1,118	46	-1.8%		-1.3%
Income Tax/Social Contribution and Minority Interests	(461)	(456)	(4)	(466)	(460)	(7)	-1.3%		-0.8%		(432)	(424)	(8)	6.5%		7.7%
Recurring Net Income	683	647	36	728	675	53	-6.1%		-4.2%		732	694	38	-6.7%		-6.8%
Allocated Capital	1,771	1,596	174	1,793	1,614	179	-1.2%		-1.1%		1,837	1,669	168	-3.6%		-4.4%
Average Allocated Capital	1,782	1,605	176	2,938	2,645	293	-39.4%		-39.3%		2,040	1,853	187	-12.7%		-13.4%
Recurring Return on Average Allocated Capital	153.3%	161.2%	82.1%	99.1%	102.1%	71.9%	5,430	bps	5,910	bps	143.5%	149.8%	81.4%	980	bps	1,140	bps
Efficiency Ratio (ER)	30.2%	29.5%	45.2%	29.1%	28.6%	37.8%	110	bps	90	bps	29.9%	28.9%	47.8%	30	bps	60	bps
Combined Ratio	68.2%	59.8%	107.6%	66.6%	56.4%	106.8%	160	bps	340	bps	70.4%	58.5%	105.1%	-220	bps	140	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Our core activities consist of mass-market products related to Life, Property, Credit Life, Pension Plan and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB and other. On September 19, 2016, the group life insurance business distributed primarily by brokers was sold (“Operation”). The sale of this operation reinforces Itaú Unibanco´s strategy to focus on mass-market insurance products, that are typically related to retail banking. The transfer of shares and the financial settlement of this operation will take place after compliance with some conditions provided for in the Agreement, including obtaining the necessary regulatory authorizations.

We continue to concentrate efforts on distribution through our own channels, giving priority to sales through the most efficient channels, which positively affect our profitability. Sales of insurance products and premium bonds through bankline/ internet, mobile, ATMs, teller terminals and bankfone accounted for 53.2% of sales to account holders in the quarter, an increase of 600 basis points from the previous quarter. Sales of premium bonds through these channels accounted for 78.5% of total sales in the period. In the third quarter of 2016, the amount of sales of insurance products and premium bonds to Digital Branches clients accounted for 11.2% of total sales, an increase of 200 basis points from the previous quarter.

Recurring net income from Insurance Operations reached R$683 million in the third quarter of 2016, decreasing 6.1% from the previous quarter and 6.7% from the same period of the previous year.

Recurring net income from core activities was R$647 million in the third quarter of 2016, a 4.2% decrease from the second quarter of 2016, mainly due to the increase in retained claims, partially offset by the increase in earned premiums. Compared to the same period of the previous year, the decrease was 6.8%.

Recurring net income for other insurance activities reached R$36 million in the quarter, a decrease of 31.3% from the previous period, mainly driven by lower earned premiums, partially offset by the reduction in retained claims and selling expenses, related to the early termination of the extended warranty agreement between Itaú Seguros S.A. and Via Varejo in the third quarter of 2014.

Insurance Ratio(1) and ROE | Insurance Operations

Note: As of the first quarter of 2016, we have started to allocate the impact of Basel III rules schedule anticipation to the lines of business.

(1) Insurance Ratio (%) = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income.

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

The annualized recurring return for insurance operations reached 153.3% in the period, an increase of 5,430 basis points from the previous quarter. The insurance ratio, which represents the ratio of recurring net income from insurance, pension plan and premium bonds operations to Itaú Unibanco’s recurring net income, reached 12.2%, a 90 basis points decrease from June 2016.

Breakdown of Recurring Net Income | Insurance Operations

In the third quarter of 2016, the ratio of the result of core activities to the recurring net income from Itaú Insurance, Pension Plan and Premium Bonds reached 94.7%.

Breakdown of Technical Provisions | Insurance Operations

Technical provisions, including insurance, pension plan and premium bonds, totaled R$150.1 billion in the period, representing increases of 4.2% from the previous quarter and of 19.0% from the third quarter of 2015.

Combined Ratio | Insurance Activities

The combined ratio, which reflects the operating cost as a percentage of income from earned premiums, reached 68.2% in the period, an increase of 160 basis points from the previous quarter, mainly driven by higher retained claims in companies portfolio and insurance related to credit. Compared to the same period of the previous year, this ratio improved 220 basis points.

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Pro Forma Recurring Income Statement of the Insurance Segment | Core Activities

In R$ millions	3Q16	2Q16	change			3Q15	change
Earned Premiums	1,002	991	11	1.1%		1,093	(91)	-8.4%
Retained Claims	(289)	(264)	(25)	9.6%		(316)	27	-8.5%
Selling Expenses	(17)	(21)	4	-20.5%		(39)	22	-56.9%
Underwriting Margin	696	706	(10)	-1.5%		738	(43)	-5.8%
Managerial Financial Margin	46	58	(13)	-21.9%		37	8	21.9%
Commissions and Fees	87	91	(4)	-4.5%		103	(17)	-16.2%
Earnings of Affiliates	58	59	(1)	-2.2%		70	(12)	-16.7%
Non-interest Expenses	(253)	(232)	(21)	8.9%		(243)	(10)	4.2%
Tax Expenses for ISS, PIS and Cofins and other taxes	(41)	(42)	1	-3.4%		(42)	1	-3.1%
Income before Tax and Minority Interests	592	640	(48)	-7.5%		664	(72)	-10.8%
Income Tax/Social Contribution and Minority Interests	(233)	(249)	16	-6.5%		(241)	9	-3.5%
Recurring Net Income	360	391	(32)	-8.1%		423	(63)	-14.9%
Efficiency Ratio (ER)	29.9%	26.6%		330	bps	26.8%		320	bps

Our insurance core activities consist of mass-market products related to Life, Property and Credit Life. These products are offered in synergy through retail channels - branch network, partnership with retailers, credit card clients, mortgage loans, vehicle financing and personal loans - and in the wholesale channel. These products have characteristics such as low volatility in the result and less use of capital, making them strategic and increasingly relevant in the diversification of the conglomerate’s revenues.

Net Income | Insurance Core Activities

In the third quarter of 2016, recurring net income from core activities was R$360 million, an 8.1% decrease from the previous quarter, mainly driven by the increase in retained claims and non-interest expenses.

In the third quarter of 2016, the underwriting margin from our insurance core activities amounted to R$696 million, a 1.5% decrease from the previous quarter, mainly driven by an increase in retained claims. In the third quarter of 2016, the ratio of underwriting margin to earned premiums reached 69.5%, down 180 basis points from the second quarter of 2016 mainly due to the increase in retained claims.

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis	Insurance Core Activities

Earned Premiums Breakdown | Insurance Core Activities

In the third quarter of 2016, earned premiums from core insurance activities reached R$1,002 million, a 1.1% increase from the previous quarter.

Considering only our core activities, which include our 30% stake in Porto Seguro, the earned premiums market share of the total core insurance market reached 12.7% in the 2016 year-to-date figures(*).

(*) Most recent data available on August 31, 2016, based on information disclosed by SUSEP.

Retained Claims Breakdown | Insurance Core Activities

In the third quarter of 2016, retained claims from insurance core activities amounted to R$289 million, a 9.6% increase from the previous quarter, mainly driven by the increase in retained claims in the companies portfolio and in the credit linked insurance.

Combined Ratio | Insurance Core Activities

The combined ratio, which reflects the operating cost as a percentage of income from earned premiums, reached 59.8% in the period, an increase of 340 basis points from the previous quarter, mainly driven by the increase in retained claims and the increase in non-interest expenses.

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Pro Forma Recurring Income Statement of the Pension Plan Segment

In R$ millions	3Q16	2Q16	change			3Q15	change
Revenues from Pension Plan	101	95	6	5.8%		91	10	11.0%
Retained Claims	(15)	(6)	(10)	177.3%		(8)	(7)	89.8%
Selling Expenses	(1)	(1)	(0)	7.3%		(1)	(0)	14.3%
Result from Pension Plan	85	89	(4)	-4.8%		82	3	3.3%
Managerial Financial Margin	60	74	(14)	-19.4%		59	1	1.2%
Commissions and Fees	388	362	26	7.2%		336	52	15.5%
Non-interest Expenses	(123)	(137)	14	-10.1%		(127)	4	-2.9%
Tax Expenses for ISS, PIS and Cofins and other taxes	(24)	(24)	(0)	1.5%		(21)	(3)	13.1%
Income before Tax and Minority Interests	385	365	21	5.7%		329	57	17.2%
Income Tax/Social Contribution and Minority Interests	(168)	(153)	(14)	9.4%		(131)	(37)	28.0%
Recurring Net Income	218	211	6	3.0%		198	20	10.0%
Efficiency Ratio (ER)	24.2%	27.3%		-310	bps	27.8%		-360	bps

Product and advisory service innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

In the third quarter of 2016, the Pension Plan segment’s recurring net income reached R$218 million, an increase of 3.0% from the previous quarter and of 10.0% compared to the same period of the previous year. These increases were mainly driven by higher revenues from administration fees and higher net pension plan contributions.

Revenues from Administration Fees

In the third quarter of 2016, revenues from administration fees totaled R$388 million, which represented increases of 7.2% from the previous quarter and of 15.5% from the third quarter of 2015.

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis	Insurance Core Activities and Pension Plan

Pension Plan Technical Provisions and Redemption Rate

On September 30, 2016, technical provisions for pension plan totaled R$142.7 billion, with increases of 4.5% from June 30, 2016 and of 21.1% compared to the same period of the previous year.

According to the National Federation of Pension and Life Insurance (FENAPREVI), in August 2016 our market share in total technical provisions was 23.1%, a decrease of 50 basis points compared to the same period of the previous year whereas our market share in plans for individuals was 23.6%, an increase of 10 basis points compared to August 2015.

The redemption rate, which represents the ratio of redemptions to the balance of technical provisions for pension plans, reached 1.9%, a decrease of 10 basis points from the second quarter of 2016.

Total and Net Pension Plan Contributions(1)

In the quarter, total pension plan contributions reached R$5,914 million, a decrease of 0.5% from the previous quarter. Compared to the same period of the previous year, there was an increase of 9.7%. In the third quarter of 2016, net pension plan contributions reached R$3,166 million, an 18.0% increase from the third quarter of 2015.

(1) Total pension plan contributions = Contributions (+) Portability requests accepted. Net pension plan contributions = Contributions (+) Portability requests accepted (-) Redemptions (-) Portability requests assigned.

Pro Forma Recurring Income Statement of the Premium Bonds Segment

In R$ millions	3Q16	2Q16	change			3Q15	change
Revenues from Premium Bonds	153	151	3	1.7%		151	2	1.4%
Managerial Financial Margin	66	73	(6)	-8.6%		68	(1)	-1.9%
Non-interest Expenses	(85)	(85)	(1)	1.0%		(85)	(1)	0.9%
Tax Expenses for ISS, PIS and Cofins and other taxes	(8)	(8)	(0)	0.3%		(8)	(0)	1.3%
Income before Tax and Minority Interests	125	130	(5)	-3.5%		125	1	0.5%
Income Tax/Social Contribution and Minority Interests	(56)	(58)	2	-2.9%		(52)	(4)	8.7%
Recurring Net Income	69	72	(3)	-4.0%		73	(4)	-5.3%
Efficiency Ratio (ER)	40.5%	39.5%		110	bps	40.5%		10	bps

The PIC Premium Bonds product is targeted at clients who are interested in competing for prizes. This product can be purchased through single payment or monthly payment modality, in accordance with the profile and segment of each client. The premium bonds business serves a large public demand and, at the end of the third quarter of 2016, had issued 13.6 million certificates.

In line with our sustainability principles, we have a partnership with Ayrton Senna Institute, a non-profit organization that works to improve the quality of education at public schools in Brazil. Part of the revenues from the monthly payments for premium bonds certificates is transferred to projects of this Institute.

In the third quarter of 2016, 685 clients received prizes in the aggregate amount of R$15.2 million. In the period, total sales of premium bonds under the traditional mode to account holders decreased 4.5% from the second quarter of 2016. Compared to the same period of the previous year, there was an increase of 8.2%. Total sales of premium bonds to Digital Branches clients accounted for 11.6% of total sales to account holders in the third quarter of 2016, with increases of 310 basis points from the second quarter of 2016 and of 950 basis points from the same period of the previous year.

In the third quarter of 2016, the Premium Bonds segment’s recurring net income totaled R$69 million, a 4.0% decrease from the previous quarter, mainly driven by lower managerial financial margin. Compared to the same period of the previous year, there was a 5.3% decrease, mainly driven by a reduction in managerial financial margin.

Premium Bonds Technical Provisions

On September 30, 2016, technical provisions for premium bonds reached R$3,091 million, with increases of 3.2% from the previous quarter and of 1.8% from the third quarter of 2015.

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

In R$ millions	3Q16	2Q16	change		3Q15	change		9M16	9M15	change
Personnel Expenses	(5,867)	(4,609)	(1,258)	27.3%	(4,628)	(1,239)	26.8%	(14,834)	(12,811)	(2,023)	15.8%
Administrative Expenses	(3,867)	(3,993)	126	-3.2%	(4,026)	159	-3.9%	(11,554)	(11,633)	79	-0.7%
Operating Expenses	(1,261)	(1,338)	77	-5.8%	(1,361)	101	-7.4%	(3,837)	(3,867)	29	-0.8%
Other Tax Expenses (*)	(94)	(103)	9	-8.7%	(97)	3	-3.4%	(284)	(274)	(10)	3.7%
Latin America (ex-Brazil) (**)	(1,285)	(1,372)	87	-6.3%	(1,413)	127	-9.0%	(4,188)	(3,936)	(252)	6.4%
Total	(12,374)	(11,415)	(960)	8.4%	(11,525)	(850)	7.4%	(34,698)	(32,521)	(2,177)	6.7%
( - ) Operations Abroad	(1,586)	(1,774)	188	-10.6%	(1,687)	100	-6.0%	(5,235)	(4,822)	(413)	8.6%
Total (ex-operations abroad)	(10,788)	(9,640)	(1,148)	11.9%	(9,838)	(950)	9.7%	(29,463)	(27,699)	(1,764)	6.4%
( - ) Extraordinary Events	(962)	-	-	-	(104)	-	-	(962)	(104)	(858)	-
Total (ex-extraordinary	(11,412)	(11,415)	2	0.0%	(11,421)	8	-0.1%	(33,736)	(32,417)	(1,319)	4.1%

(*) Does not include ISS, PIS and Cofins. (**) Does not consider overhead allocation.

In the third quarter of 2016, non-interest expenses totaled R$12,374 million, an 8.4% increase from the second quarter of 2016. Total non-interest expenses were impacted by extraordinary events related to the methodology enhancement for calculating labor claims in the amount of R$687 million and to the lump-sum bonus to employees related to the collective bargaining agreement in the amount of R$275 million. Disregarding these effects, our non-interest expenses would have remained stable in the quarter.

In the first nine months of 2016, non-interest expenses increased 6.7% when compared to the same period last year, a percentage lower than the accumulated inflation rate in the period (8.5% - IPCA). Excluding extraordinary events above mentioned, these expenses would have increased 4.1% when compared to the same period of the previous year.

Personnel Expenses

In R$ millions	3Q16	2Q16	change
Compensation, Charges and Social	(3,430)	(3,040)	(390)
Profit Sharing (*)	(974)	(866)	(107)
Employee Terminations and Labor Claims	(1,417)	(667)	(749)
Training	(46)	(35)	(12)
Total	(5,867)	(4,609)	(1,258)

(*) Includes variable compensation, stock option plans and shares.

Personnel expenses totaled R$5,867 million in the third quarter of 2016, a 27.3% increase compared to the previous quarter. This increase was mainly driven by higher expenses on terminations and labor claims, in the amount of R$749 million, mainly due to the methodology enhancement for calculating labor claims in the amount of R$687 million, and higher expenses due to the collective bargaining agreement in the amount of R$537 million, of which R$275 million refers to lump-sum bonus paid to employees.

Number of Employees

The total number of employees decreased to 95,984 at the end of the third quarter of 2016, from 96,460 in the previous quarter.

Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Administrative Expenses

In R$ millions	3Q16	2Q16	change
Third-Party Services	(991)	(1,052)	62
Data Processing and Telecommunications	(904)	(912)	8
Facilities	(628)	(660)	32
Depreciation and Amortization	(497)	(504)	7
Advertising, Promotions and Publications	(219)	(212)	(6)
Security	(162)	(169)	6
Financial System Services	(126)	(137)	11
Transportation	(92)	(92)	0
Materials	(75)	(65)	(10)
Travel	(44)	(43)	(1)
Other	(129)	(147)	17
Total	(3,867)	(3,993)	126

At the end of the third quarter of 2016, administrative expenses totaled R$3,867 million, a decrease of 3.2% compared to the second quarter of 2016. This decrease was mainly due to lower expenses on third-party services, concentrated on advisory and consulting services, and to lower expenses on facilities, mainly rental and utilities.

Operating Expenses

In R$ millions	3Q16	2Q16	change
Provision for Contingencies	(380)	(334)	(45)
Selling - Credit Cards	(361)	(493)	131
Claims	(77)	(65)	(12)
Other	(443)	(446)	3
Total	(1,261)	(1,338)	77

Operating expenses decreased by R$77 million in the third quarter of 2016 compared to the previous quarter, basically due to lower credit cards selling expenses.

Other Tax Expenses (*)

Other tax expenses totaled R$94 million in the third quarter of 2016, a decrease of R$9 million compared to the second quarter of 2016.

(*) Does not include ISS, PIS or Cofins.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present below the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result from loan losses).

Efficiency Ratio

In the 12-month period, the efficiency ratio reached 46.4%, an increase of 190 basis points from the same period of the previous year. In this period, our non-interest expenses increased 7.8%, a percentage lower than the accumulated inflation rate for the period (8.5% - IPCA). On the other hand, our revenues increased 3.4%, mainly as a result of the challenging economic scenario. Excluding priorly mentioned extraordinary events, the efficiency ratio for the last 12-month period would have reached 45.5%, an increase of 110 basis points from the same period of the previous year.

In the third quarter of 2016, the efficiency ratio reached 48.6%, an increase of 190 basis points from the second quarter of 2016. This increase was mainly due to the 8.4% growth in expenses in the quarter, mainly driven by higher expenses on terminations and labor claims, and on compensation, charges and social benefits. Excluding priorly mentioned extraordinary events, the third quarter of 2016 efficiency ratio would have reached 44.9%, an improvement of 180 basis points from last quarter.

Risk-Adjusted Efficiency Ratio

In the 12-month period, the risk-adjusted efficiency ratio, according to the criteria that includes all expenses and the result from loan losses, net of recoveries, reached 68.8%, an increase of 620 basis points compared to the same period of 2015. In the same period, the result from loan losses grew 27.6%.

The risk-adjusted efficiency ratio reached 69.2% in the third quarter of 2016, an increase of 60 basis points from the previous quarter, mainly driven by higher non-interest expenses.

Operating Revenues Distribution

The chart below shows the portions of operating revenues used to cover non-interest expenses and result from loan losses.

(*) Net of Tax Expenses for ISS, PIS, Cofins and Other (taxes on revenues), Claims and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis	Income Statement Analysis

Points of Service

Automated Teller Machines (ATMs) | Brazil and Abroad

At the end of the third quarter of 2016, the number of ATMs totaled 45,859, an increase of 336 units compared to the second quarter of 2016. The decrease in the number of ATMs in third party locations in the last quarters is a result of the shareholders’ agreement with Tecban and its shareholders, announced on July 18, 2014, which provides for the substitution of the external ATMs network for Banco24Horas ATMs.

Note: (i) Includes Banco Itaú Argentina and companies in Chile, Colombia, Paraguay and Uruguay.

(ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments.

(iii) Does not include points of sale.

Branches and Client Service Branches (CSB) | Brazil and Abroad We ended the third quarter of 2016 with 5,119 branches and client service branches (CSBs), including Brazil and Abroad.

In Brazil, the reduction in the number of brick and mortar branches and the increase in the number of digital branches is consistent with the profile of our customers, which has been increasingly demanding services through digital channels.

(i) Includes IBBA representative offices abroad.

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Our service network covers the entire Brazilian territory and adopts a segmentation strategy including structures, products and services developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSBs)

(*) Does not include branches and client service branches abroad and Itaú BBA.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,648 million in the third quarter of 2016, an increase of 8.7% compared to the previous quarter and of 4.8% from the same period of 2015.

Income Tax and Social Contribution on Net Income

In the third quarter of 2016, income tax and social contribution on net income (CSLL) expenses totaled R$2,191 million and the effective tax rate reached 28.0%.

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis	Balance Sheet

Assets

On September 30, 2016, total assets amounted to R$1.4 trillion, relatively stable compared to the end of the previous quarter and with a reduction of 3.0% in 12 months.

The breakdown of our assets and details on its main components are presented below:

Total Assets

Asset Breakdown | September 30, 2016

Short-term Interbank Investments and Securities Portfolio

On September 30, 2016, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$636.2 billion, a 1.1% increase when compared to the previous quarter. This increase was mainly due to the increase in short-term interbank investments and total public securities, partially offset by the decrease in derivative financial instruments.

In R$ millions, end of period	3Q16%		2Q16%		change
Short-term Interbank Investments	278,663	43.8%	270,899	43.1%	7,765	2.9%
Total Public Securities	128,715	20.2%	124,813	19.8%	3,902	3.1%
Public Securities - Domestic	110,473	17.4%	108,806	17.3%	1,667	1.5%
Public Securities - Foreign	18,242	2.9%	16,007	2.5%	2,235	14.0%
Denmark	1,300	0.2%	1,386	0.2%	(86)	-6.2%
United States	1,628	0.3%	1,656	0.3%	(28)	-1.7%
Korea	2,688	0.4%	1,672	0.3%	1,016	60.8%
Paraguay	1,452	0.2%	1,150	0.2%	303	26.3%
Chile	4,367	0.7%	4,172	0.7%	194	4.7%
Spain	684	0.1%	753	0.1%	(69)	-9.2%
Argentina	700	0.1%	670	0.1%	31	4.6%
Uruguay	431	0.1%	434	0.1%	(3)	-0.6%
Colombia	4,798	0.8%	4,004	0.6%	794	19.8%
Other	194	0.0%	111	0.0%	83	74.9%
Corporate Securities	67,008	10.5%	66,683	10.6%	325	0.5%
PGBL/VGBL - Fund Quotas	135,536	21.3%	129,560	20.6%	5,976	4.6%
Derivative Financial Instruments	26,291	4.1%	37,211	5.9%	(10,920)	-29.3%
Total	636,213	100.0%	629,165	100.0%	7,048	1.1%

Evolution of Short-Term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is presented below:

Securities by Category

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. On September 30, 2016, the securities portfolio totaled R$331,259 million. The distribution of the securities portfolio remained relatively stable when compared to the previous quarter.

Itaú Unibanco Holding S.A.	36

Management Discussion & Analysis	Balance Sheet

Funding

In R$ millions, end of period	3Q16	2Q16	change
Demand Deposits	60,286	58,763	2.6%
Savings Deposits	104,850	104,479	0.4%
Time Deposits	139,523	139,422	0.1%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	145,782	144,384	1.0%
Funds from Bills (1) and Structured Operations Certificates	56,946	51,926	9.7%
(1) Total - Funding from Account Holders and Institutional Clients (*)	507,387	498,976	1.7%
Onlending	31,020	32,949	-5.9%
(2) Total – Funding from Clients	538,407	531,925	1.2%
Assets Under Administration	902,120	835,194	8.0%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	150,134	144,057	4.2%
(3) Total – Clients	1,590,662	1,511,176	5.3%
Interbank deposits	3,940	6,367	-38.1%
Funds from Acceptance and Issuance of Securities	34,017	32,304	5.3%
Total Funds from Clients + Interbank Deposits	1,628,619	1,549,847	5.1%

Repurchase Agreements (2)	214,555	209,278	2.5%
Borrowings	49,260	52,312	-5.8%
Foreign Exchange Portfolio	55,117	58,145	-5.2%
Subordinated Debt	58,732	60,282	-2.6%
Collection and Payment of Taxes and Contributions	4,179	3,944	6.0%
Working Capital (3)	100,994	96,723	4.4%
Working Capital and Other	482,837	480,684	0.4%
Total Funds (Working Capital, Raised and Managed Assets)	2,111,456	2,030,530	4.0%

(*) Funds from Institutional Clients in Brazil totaled R$39,995 million, which corresponds to 7.9% of total funds raised with Account Holders and Institutional Clients.

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Equity + Non-Controlling Interest – Permanent Assets.

Total funds from clients, including interbank deposits, amounted to R$1.6 trillion at the end of the third quarter of 2016, an increase of R$78,772 million compared to the previous quarter, mainly due to the 8.0% increase in assets under administration.

Debentures issued by the leasing companies of the conglomerate, after being purchased by the bank (the Conglomerate’s parent company), are negotiated with similar characteristics as those of CDBs or other time deposits, although they are classified as deposits received under securities repurchase agreements. Therefore, these deposits are reclassified in the table above as deposits from account holders. At the end of the third quarter of 2016, this type of funding totaled R$145,782 million.

Total funds (working capital, raised and managed assets) totaled R$2.1 trillion at the end of the third quarter of 2016, an increase of R$80,926 million compared to the previous quarter.

Funds from clients (1)

(1) Includes institutional clients in the proportion of each type of product invested by them.

Itaú Unibanco Holding S.A.	37

Management Discussion & Analysis	Balance Sheet

Loans to Funding Ratio

In R$ millions, end of period	3Q16	2Q16	change
Funding from Clients	538,407	531,925	1.2%
Funds from Acceptance and Issuance of Securities Abroad	34,017	32,304	5.3%
Borrowings	49,260	52,312	-5.8%
Other (1)	35,244	36,988	-4.7%
Total (A)	656,928	653,528	0.5%
(-) Reserve Required by Brazilian Central Bank	(79,097)	(72,058)	9.8%
(-) Cash (Currency) (2)	(20,176)	(21,852)	-7.7%
Total (B)	557,656	559,619	-0.4%
Loan Portfolio (C) (3)	495,327	497,959	-0.5%
C/A	75.4%	76.2%	-80 bps
C/B	88.8%	89.0%	-20 bps

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include endorsements and sureties.

The loans to funding ratio before deduction of compulsory deposits and cash and cash equivalents reached 75.4% at the end of the third quarter of 2016, down 80 basis points from the previous quarter.

Excluding reserve requirements and cash and cash equivalents, this ratio reached 88.8% at the end of the third quarter of 2016 compared to 89.0% at the end of the second quarter of 2016.

Loan to Funding Ratio

(*) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

External Funding - Securities (1)

The table below highlights the main securities issued by Itaú Unibanco abroad in effect on September 30, 2016.

In US$ millions

		Balance at			Exchange	Balance at	Issue	Maturity
Instrument	Issuer	Jun 30,16	Issuances	Amortization	Variation	Sep 30,16	Date	Date	Coupon % p.a.
Fixed Rate Notes (2)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF(4)+3.79%
Fixed Rate Notes (3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(4)+3.44%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	4/15/2010	4/15/2020	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	9/23/2010	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	550				550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,250				1,250	3/19/2012	3/19/2022	5.65%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,375				1,375	8/6/2012	8/6/2022	5.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,870				1,870	11/13/2012	5/13/2023	5.13%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,050				1,050	5/26/2015	5/26/2018	2.85%
Structured Notes (5)		2,234		(66)		2,168
Total		11,273		(66)		11,208

(1) The balances refer to principal amounts and does not consider external funding from CorpBanca; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP 46.9 billion and CHP 48.5 billion, respectively; (4) Development Financial Unit; (5) Structured Notes.

On September 30, 2016, funds obtained abroad totaled US$11,208 million, corresponding to a decrease of US$66 million compared to the second quarter of 2016 (presented in the “Funding” table in the previous section as Funds from Acceptance and Issuance of Securities Abroad).

Itaú Unibanco Holding S.A.	38

Management Discussion & Analysis	Balance Sheet by Currency

We adopted a management policy for foreign exchange risk associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets. The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On September 30, 2016, the net exchange position was a liability of US$15,666 million.

Assets | September 30, 2016

		Business in		Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Local Currency	Currency	Abroad
Cash and Cash Equivalents	20,176	8,142	6,163	1,979	12,077
Short - Term Interbank Investments	278,663	259,859	259,859	0	18,962
Securities and Derivative Instruments	357,549	289,092	285,548	3,544	102,613
Loans, Leases and Other Loan Operations	456,224	291,466	279,240	12,226	228,520
Loans	495,327	326,178	313,952	12,226	232,912
(Allowance for Loan Losses)	(39,103)	(34,712)	(34,712)	0	(4,391)
Other Assets	259,492	211,032	196,825	14,207	67,514
Foreign Exchange Portfolio	53,956	23,096	9,038	14,057	49,754
Other	205,536	187,936	187,786	150	17,760
Permanent Assets	26,994	91,821	18,654	73,166	8,307
Total Assets	1,399,100	1,151,411	1,046,288	105,123	437,992
Derivatives - Purchased Positions				257,029
Total Assets After Adjustments (a)				362,152

Liabilities | September 30, 2016

		Business in		Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Local Currency	Currency	Abroad
Deposits	308,599	168,935	168,380	555	139,850
Funds Received under Securities Repurchase Agreements	360,337	335,567	335,567	-	24,770
Funds from Acceptances and Issue of Securities	90,963	89,751	57,961	31,789	33,245
Borrowings and Onlendings	80,280	97,774	32,353	65,421	46,268
Interbank and Interbranch Accounts	11,068	10,480	7,517	2,963	588
Derivative Financial Instruments	25,672	15,722	15,722	-	9,950
Other Liabilities	242,334	165,068	151,149	13,919	98,457
Foreign Exchange Portfolio	55,117	24,173	10,306	13,867	49,837
Other	187,217	140,895	140,843	52	48,619
Technical Provisions of Insurance, Pension Plan and Premium Bonds	150,134	150,054	150,052	2	81
Deferred Income	1,724	1,538	952	586	186
Minority Interest in Subsidiaries	13,273	1,832	1,832	-	11,440
Stockholders' Equity of Parent Company	114,715	114,690	114,690	-	73,158
Capital Stock and Reserves	98,618	99,106	99,106	-	72,184
Net Income	16,097	15,585	15,585	-	974
Total Liabilities and Equity	1,399,100	1,151,411	1,036,176	115,236	437,992
Derivatives - Sold Positions				297,772
Total Liabilities and Equity After Adjustments (b)				413,008
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(50,856)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(15,666)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

We present below the net exchange position, a liability position at a higher volume than the balance of hedged assets, which, when including the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the mitigation of the exposure to foreign exchange variations.

In R$ millions, end of period	3Q16	2Q16	change
Investments Abroad	73,166	71,738	1,429	2.0%
Net Foreign Exchange Position (Except Investments Abroad)	(124,022)	(119,224)	(4,798)	4.0%
Total	(50,856)	(47,487)	(3,369)	7.1%
Total in US$	(15,666)	(14,794)	(872)	5.9%

Itaú Unibanco Holding S.A.	39

Management Discussion & Analysis	Capital Ratios (BIS)

Solvency Ratios | Prudential Conglomerate1

		With CorpBanca	Without CorpBanca
In R$ millions, end of period	3Q16	2Q16	3Q15
Stockholders' equity of the parent company	114,715	110,587	103,353
Consolidated stockholders’ equity (BACEN)	130,759	126,874	108,251
Deductions from core capital	(15,395)	(15,410)	(12,934)
Core Capital	115,364	111,464	95,318
Additional Capital	571	685	46
Tier I	115,936	112,149	95,364
Tier II	23,622	23,686	29,399
Referential Equity (Tier I and Tier II)	139,557	135,835	124,763
Required Referential Equity	72,672	74,272	85,213
Risk-weighted Assets (RWA)	735,921	752,120	774,662
Excess Capital	66,885	61,563	39,550
Amount Required for Additional Common Equity Tier I Capital (ACPRequired)	4,600	4,701	-
Ratio (%)
Tier I (Core Capital + Additional Capital)	15.8	14.9	12.3
Tier II	3.2	3.2	3.8
BIS (Referential Equity / Total Risk-weighted Exposure)	19.0	18.1	16.1

¹ Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Our minimum capital requirements follow the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements standards in Brazil. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA.

Minimum Total Capital requirement corresponds to 9.875% from January to December 2016, decreasing gradually to 8% in January 2019. Additionally, the Brazilian Central Bank rules established the Additional Common Equity Tier I Capital (ACP), comprised of the sum of ACPConservation, ACPCountercyclical and ACPSistemic, which, combined with minimum Total Capital, increase capital requirements over time. Any insufficiency in connection with these ACP requirements will result in restrictions detailed in CMN Resolution No. 4,193.

In conformity with CMN Resolution No. 4,193, the sum of the amounts ACPConservation and ACPCountercyclical will gradually increase, from 0.625% as of January 2016 to 2.5% as of January 2019. In conformity with BACEN Circular No. 3,769, however, at present the amount calculated for the ACPCountercyclical is equivalent to zero, and in the case of increases in this amount, the new percentage will become effective 12 months after it is disclosed. According to Circular No. 3,768 of the Brazilian Central Bank, the ACPSistemic currently applicable to Itaú Unibanco is 0%, and will gradually increase from 0.25% as of January 2017 to 1% as of January 2019.

On September 30, 2016, ACP amounted to R$4,600 million, and did not result in restrictions to Itaú Unibanco in connection with any insufficient Additional Common Equity Tier I Capital.

Referential Equity | Prudential Conglomerate

On September 30, 2016, our Referential Equity reached R$139,557 million, an increase of R$3,722 million compared to June 30, 2016, mainly driven by a higher Tier I Capital, which reached R$115,936 million at the end of September 2016. The increase of R$3,786 million in the Tier I Capital in the quarter was mainly driven by the result for the period. Tier II Capital totaled R$23,622 million at the end of the third quarter of 2016, a decrease of R$65 million from June 30, 2016.

Taking into consideration our current capital base, if we immediately fully apply the Basel III rules established by the Brazilian Central Bank, our core capital (Common Equity Tier I) would be 14.6% on September 30, 2016, including the consolidation of Citibank’s Brazilian retail business (for individuals) and the acquisition of the remaining 40% stake in Banco Itaú BMG Consignado (estimated impact based on preliminary information), and the use of tax credits. This scenario is presented in the following chart.

Estimated Core Capital Ratio according to Full Basel III Rules

(Common Equity Tier I)

Note: The consolidation of Citibank considers the retail business (for individuals) in Brazil. 1 Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies.

2 Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.1 nowadays, will be 12.5 in 2019. 3 Estimated impact based on preliminary information and pending regulatory approvals. 4 Does not consider any reversal of complementary allowance for loan losses.

Solvency Ratios | Prudential Conglomerate

On September 30, 2016, the BIS ratio reached 19.0%, an increase of 90 basis points from June 30, 2016. This increase was due to the increase in the referential equity, mainly impacted by the result for the period and also by a decrease in Risk-Weighted Assets (RWA) due to lower exposure from loan operations and derivatives. Our BIS ratio exceeds by 850 basis points the sum of the minimum requirements of the Reference Equity and the Additional Common Equity Tier I Capital established by the Brazilian Central Bank for 2016 (equivalent to 10.5%).

In addition to these minimum capital requirements, Circular No. 3,748 of the Brazilian Central Bank added a Leverage Ratio to the Basel III framework, defined as the ratio of Tier I Capital to Total Exposure (calculated based on this Circular). On September 30, 2016, the Leverage Ratio reached 8.8%.

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis	Capital Ratios (BIS)

Risk Exposure		With CorpBanca	Without CorpBanca
In R$ millions, end of period	3Q16¹	2Q16²	3Q15²
Credit Risk-weighted Assets (RWACPAD)	673,404	690,963	728,976
FPR at 2%	125	161	219
FPR at 20%	8,286	7,121	6,873
FPR at 35%	11,992	11,396	9,667
FPR at 50%	43,785	47,095	49,583
FPR at 75%	140,363	141,482	138,755
FPR at 85%	94,445	116,582	151,295
FPR at 100%	323,270	314,034	304,598
FPR at 250%	27,403	28,267	35,744
FPR at 300%	8,689	7,968	17,918
FPR up to 1250% ³	1,707	1,744	2,400
Derivatives – future potential gain and variation of the counterparty credit quality	13,339	15,112	11,924
Operational Risk-weighted Assets (RWAOPAD)	37,826	43,448	28,623
Market Risk-weighted Assets (RWAMINT)	24,690	17,709	17,062
Gold, foreign currency and operations subject to exchange rate variation	2,798	1,231	3,435
Operations subject to interest rate variation	23,968	15,656	11,844
Operations subject to commodity price variation	455	510	574
Operations subject to stock price variation	212	312	1,209
Capital benefit – Internal models	(2,743)	-	-
Total Risk-weighted Exposure (RWA) [RWACPAD+ RWAOPAD+RWAMINT]	735,921	752,120	774,662

Note: FPR - Risk Weighting Factor. ¹ Market risk-weighted assets calculated based on internal models. ² Market risk-weighted assets calculated based on standard models. ³ Includes the application of the “F” factor, as required by Article 29 of Circular No. 3,644/13.

On September 30, 2016, total risk-weighted exposure amounted to R$735,921 million, a decrease of R$16,200 million compared to June 30, 2016, mainly due to lower exposure of credit risk-weighted assets (RWACPAD), which totaled R$673,404 million on September 30, 2016. This change was mainly due to the decrease in the balance of loan operations as a result of lower supply and demand for credit in a more challenging economic scenario.

In the third quarter of 2016, the operational risk-weighted assets (RWAOPAD) reached R$37,826 million, a decrease of R$5,622 million compared to June 30, 2016. The RWAOPAD is calculated every six months, according to Circulars Nos. 3,640, 3,675 and 3,739 of the Brazilian Central Bank.

As from September 2016, the Brazilian Central Bank authorized Itaú Unibanco to use internal models for market risk to determine the total amount of regulatory capital. On September 30, 2016, the market risk-weighted assets (RWAMINT) totaled R$24,690 million.

Evolution of the Composition of the Risk-weighted Exposure

Note: Market risk-weighted assets prior to September 2016 were calculated using standard models. As from September 2016, the capital requirement for market risk is derived from the maximum between internal models (RWAMINT) and 90% of the standard model (RWAMPAD).

Credit Risk-weighted Exposure

Risk-weighted ROA

In the third quarter of 2016, annualized recurring return on average risk-weighted assets was 3.0%, a 10-basis-point decrease compared to the previous quarter.

The risk-weighted leverage was 5.3 in the period, a 20-basis-point decrease driven by the increase in Referential Equity and the decrease in RWA.

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis	Risk Management

Corporate Principles of Risk and Capital Management

We regard risk and capital management as an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to our shareholders.

Risk management encompasses the entire institution and is in line with the guidelines of the Board of Directors and Senior Management, which, through Superior Committees, determine the overall goals, expressed as targets and limits for the risk management business units. Meanwhile, the control and capital management units support Itaú Unibanco’s management by means of monitoring processes and risk and capital analysis.

In order to strengthen our values and align our employee’s behavior to the guidelines established by our risk management, we have several initiatives aimed at encouraging compliance with our risk culture. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of our employees in connection with management of risks inherent in activities carried out on an individual basis, complying with our ethical business management.

We adopt a prospective approach regarding capital management, and, through the Internal Capital Adequacy Assessment Process (ICAAP), we assess the suffciency of regulatory capital to cover our risks, represented by the regulatory capital for credit, market and operational risks, as well as the capital required to cover other risks. The ICAAP process comprises the following phases: identification of material risks, definition of additional capital requirement to material risks and of internal methodologies for capital quantification; preparation of the capital plan, for normal and stress situations, and structuring the capital contingency plan. The result of the last ICAAP – conducted as of December 2015 – indicated that, in addition to capital to face all material risks, we have significant capital surplus, thus assuring the institution’s equity soundness.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/ investor-relations >> Corporate Governance >> Risk and Capital Management – Pillar III.

Credit Risk

Our credit risk management is aimed at maintaining the loan portfolio quality at levels consistent with our risk appetite for each market segment in which we operate.

The credit risk control is centralized and carried out by a department independent from the business units. The main responsibilities include monitoring and controlling the performance of loan portfolios, and managing the process of development, review and approval of institutional credit risk policies.

Operational Risk

Our operational risk management structure is composed of operational risk management and control activities aimed at supporting the organization in decision-making processes, always seeking the proper identification and evaluation of risks, the creation of value for shareholders, as well as the protection of our assets and image.

Liquidity Risk

The liquidity risk measurement comprises all financial operations of our companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of endorsements and sureties and credit lines raised but not used.

Liquidity risk management and control is carried out on a daily basis, through a governance approved in senior committees, and it establishes, among other things, the adoption of minimum liquidity limits that are sufficient to absorb possible cash losses in stress scenarios, measured by internal and also regulatory methodologies.

As from the second quarter of 2016, we started to report the average of our liquidity coverage ratio (LCR) for the period, which is calculated based on the methodology defined by Circular No. 3,749, of the Brazilian Central Bank, which is in line with the international guidelines. In 2016, the minimum required by the Brazilian Central Bank is 70%. The average ratio for the third quarter was 213.6%.

Market Risk

Our market risk is controlled by a department independent from the business units and responsible for carrying out, on a daily basis: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and tests of stress scenarios, (iv) reporting of risk results to those in charge in the business units in accordance with our governance, (v) monitoring of the actions required to adjust positions and/or risk levels to make them feasible, and (vi) support to the safe launch of new financial products.

To this end, Itaú Unibanco has a structured communication and information process that provides feedback for the monitoring of senior committees and compliance with the requirements of Brazilian and foreign regulatory bodies.

VaR of Itaú Unibanco Holding

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices.

In the third quarter of 2016, we started to calculate VaR of the regulatory portfolio based on internal models approved by the Brazilian Central Bank. Therefore, the breakdown of risk factors was standardized to comply with Circular No. 3,646 of the Brazilian Central Bank.

Maintaining our conservative management and portfolio diversification, we follow our policy of operating within low limits in connection with our capital in the period.

VaR by Risk Factor (1)

In R$ millions, end of period	3Q16(2)	2Q16(2)
Itaú Unibanco
Brazilian Interest rates	587.2	488.6
Currency	18.1	16.3
Shares of Stock Exchange	47.5	63.3
Commodities	1.0	2.2
Diversification Effect	(357.5)	(339.2)
Total VaR	296.3	231.2
Maximum VaR in the Quarter	321.8	237.5
Average VaR in the Quarter	256.8	205.9
Minimum VaR in the Quarter	199.6	167.9

(1) The Values represented above consider 1 day as time horizon and 99% confidence.

(2) The VaR by risk factors includes foreign units.

Evolution of Itaú Unibanco’s VaR

Itaú Unibanco Holding S.A.	42

3rd quarter of 2016

Management Discussion & Analysis

Business Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	44

Management Discussion & Analysis	Segment Analysis

Pro Forma Adjustments

Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

We report the following segments: (a) Retail Banking, (b) Wholesale Banking and (d) Activities with the Market + Corporation. Retail Banking includes banking products and services to retail customers, affluent clients and very small and small companies in branches, and financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú BMG Consignado operations. The Wholesale Banking includes business involving large and medium corporations, Asset Management, Private Bank, Custody and Latin American business .

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our stake in Porto Seguro.

Allocated Capital

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate

We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is stated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	45

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On September 30, 2016

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	871,390	570,877	113,481	1,372,105
Cash and Cash Equivalents	14,168	6,014	-	20,176
Short-term Interbank Investments	326,418	101,426	-	278,663
Securities and Derivative Financial Instruments	193,545	153,928	37,423	357,549
Interbank and Interbranch Accounts	77,192	5,978	-	81,566
Loan, Lease and Other Credit Operations	213,624	281,703	-	495,327
(Allowance for Loan Losses)	(17,249)	(11,414)	-	(28,663)
(Complementary Expected Loss Provisions)	-	-	(10,440)	(10,440)
Other Assets	63,692	33,242	86,498	177,926
Foreign Exchange Portfolio	6,845	14,766	37,181	53,956
Others	56,848	18,476	49,317	123,970
Permanent Assets	15,306	9,719	1,969	26,994
Total Assets	886,696	580,596	115,450	1,399,100
Liabilities and Equity
Current and Long-Term Liabilities	852,116	520,040	80,873	1,269,388
Deposits	205,183	202,888	-	308,599
Deposits Received under Securities Repurchase Agreements	331,428	68,103	-	360,337
Funds from Acceptances and Issue of Securities	74,131	54,952	-	90,963
Interbank and Interbranch Accounts	6,607	4,461	-	11,068
Borrowings and Onlendings	1,333	78,948	-	80,280
Derivative Financial Instruments	24	27,357	-	25,672
Other Liabilities	116,918	49,689	80,873	242,334
Foreign Exchange Portfolio	7,278	14,870	37,803	55,117
Others	109,640	34,818	43,070	187,217
Technical Provisions for Insurance, Pension Plans and Premium Bonds	116,491	33,643	-	150,134
Deferred Income	1,465	260	-	1,724
Minority Interest in Subsidiaries	1,782	11,425	66	13,273
Economic Allocated Capital - Tier I (*)	31,334	48,871	34,511	114,715
Total Liabilities and Equity	886,696	580,596	115,450	1,399,100

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 3rd quarter of 2016

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,274	7,780	2,543	27,597
Managerial Financial Margin	9,650	5,555	2,501	17,706
Financial Margin with Clients	9,650	5,555	753	15,958
Financial Margin with the Market	-	-	1,749	1,749
Commissions and Fees	5,718	2,072	35	7,825
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,906	153	7	2,067
Result from Loan Losses	(3,147)	(2,081)	(2)	(5,230)
Provision for Loan Losses	(3,930)	(2,236)	(2)	(6,169)
Recovery of Loans Written Off as Losses	783	156	-	939
Retained Claims	(360)	(14)	-	(375)
Operating Margin	13,767	5,685	2,541	21,993
Other Operating Income/(Expenses)	(10,078)	(3,451)	(630)	(14,159)
Non-interest Expenses	(8,868)	(3,074)	(433)	(12,374)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,079)	(377)	(192)	(1,648)
Insurance Selling Expenses	(131)	(0)	(5)	(136)
Income before Tax and Minority Interests	3,689	2,234	1,911	7,834
Income Tax and Social Contribution	(1,311)	(670)	(210)	(2,191)
Minority Interests in Subsidiaries	(56)	10	(3)	(49)
Recurring Net Income	2,323	1,574	1,698	5,595
Recurring Return on Average Allocated Capital	29.5%	12.8%	21.5%	19.9%
Efficiency Ratio (ER)	56.5%	41.6%	18.4%	48.6%
Risk-Adjusted Efficiency Ratio (RAER)	76.5%	69.8%	18.5%	69.2%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On June 30, 2016

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	864,184	572,930	111,200	1,368,692
Cash and Cash Equivalents	15,575	6,282	-	21,852
Short-term Interbank Investments	320,157	100,903	-	270,899
Securities and Derivative Financial Instruments	193,016	154,080	33,277	358,267
Interbank and Interbranch Accounts	69,678	5,396	-	73,626
Loan, Lease and Other Credit Operations	215,432	282,527	-	497,959
(Allowance for Loan Losses)	(17,356)	(10,890)	-	(28,246)
(Complementary Expected Loss Provisions)	-	-	(10,224)	(10,224)
Other Assets	67,683	34,633	88,146	184,560
Foreign Exchange Portfolio	7,171	15,469	38,952	56,527
Others	60,512	19,163	49,194	128,033
Permanent Assets	15,061	10,186	1,918	27,165
Total Assets	879,245	583,116	113,118	1,395,856
Liabilities and Equity
Current and Long-Term Liabilities	844,452	521,573	83,841	1,270,244
Deposits	205,632	203,440	-	309,032
Deposits Received under Securities Repurchase Agreements	331,863	56,001	-	353,662
Funds from Acceptances and Issue of Securities	69,960	51,756	-	84,230
Interbank and Interbranch Accounts	6,172	4,896	-	11,067
Borrowings and Onlendings	2,757	82,505	-	85,261
Derivative Financial Instruments	23	36,800	-	34,506
Other Liabilities	116,743	53,422	83,841	248,429
Foreign Exchange Portfolio	7,678	15,687	39,845	58,145
Others	109,065	37,735	43,996	190,283
Technical Provisions for Insurance, Pension Plans and Premium Bonds	111,303	32,754	-	144,057
Deferred Income	1,452	272	-	1,724
Minority Interest in Subsidiaries	1,739	11,491	70	13,301
Economic Allocated Capital - Tier I (*)	31,601	49,779	29,206	110,587
Total Liabilities and Equity	879,245	583,116	113,118	1,395,856

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 2nd quarter of 2016

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,402	7,236	1,840	26,478
Managerial Financial Margin	9,776	4,989	1,822	16,588
Financial Margin with Clients	9,776	4,989	302	15,068
Financial Margin with the Market	-	-	1,520	1,520
Commissions and Fees	5,653	2,151	12	7,816
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,973	96	5	2,074
Result from Loan Losses	(3,556)	(1,794)	(15)	(5,365)
Provision for Loan Losses	(4,380)	(1,942)	(15)	(6,337)
Recovery of Loans Written Off as Losses	824	148	-	972
Retained Claims	(339)	(13)	-	(352)
Operating Margin	13,507	5,429	1,825	20,761
Other Operating Income/(Expenses)	(9,133)	(3,471)	(489)	(13,093)
Non-interest Expenses	(7,895)	(3,102)	(417)	(11,415)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,077)	(368)	(71)	(1,516)
Insurance Selling Expenses	(160)	(0)	(1)	(162)
Income before Tax and Minority Interests	4,374	1,958	1,336	7,669
Income Tax and Social Contribution	(1,540)	(338)	(22)	(1,899)
Minority Interests in Subsidiaries	(63)	(126)	(6)	(195)
Recurring Net Income	2,772	1,494	1,308	5,575
Recurring Return on Average Allocated Capital	34.2%	12.2%	18.4%	20.6%
Efficiency Ratio (ER)	49.9%	45.3%	23.6%	46.7%
Risk-Adjusted Efficiency Ratio (RAER)	72.4%	71.4%	24.4%	68.6%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	47

Management Discussion & Analysis	Segment Analysis

Retail Banking

Revenues from Retail Banking come from the offer of banking products and services to retail and high-income clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú BMG Consignado operations.

In the third quarter of 2016, recurring net income for the segment totaled R$2,323 million, a 16.2% decrease from the previous quarter.

The decrease in the quarter was mainly explained by the 12.3% increase in non-interest expenses, mainly due to the methodology enhancement for calculating labor claims and to the collective bargaining agreement, and by the 0.7% decrease in operating revenues, partially offset by an improvement of 11.5% in the result from loan losses.

The lower level of operating revenues was mainly due to the 1.3% decrease in financial margin with clients. The decrease of 3.4% in the result from insurance, pension plan and premium bonds operations before retained claims and selling expenses was also a factor, and was partially offset by a 1.2% increase in commissions and fees.

The Retail Banking annualized return on allocated capital reached 29.5% in the third quarter of 2016. The efficiency ratio was 56.5% and the risk-adjusted efficiency ratio reached 76.5%.

Loan Portfolio – Retail Banking

The loan portfolio totaled R$213,624 million at the end of September 2016, decreasing 0.8% compared to June 30, 2016.

Wholesale Banking

The revenues from the Wholesale Banking segment come from: i) activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the result from our units abroad, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking) and institutional clients.

In the third quarter of 2016, net income of the Wholesale Banking segment reached R$1,574 million, an increase of 5.3% from the previous quarter. This growth was mainly due to an increase of 11.3% in financial margin with clients, partially offset by an increase in provisions for loan losses, mainly related to higher provisions for specific economic groups, and the decrease of 3.7% in commissions and fees.

Non-interest expenses decreased 0.9% from the second quarter of 2016 and totaled R$3,074 million in the current period.

In the third quarter of 2016, the segment’s return on allocated capital reached 12.8%, the efficiency ratio was 41.6% and the risk-adjusted efficiency ratio was 69.8%.

Loan Portfolio – Wholesale Banking

The loan portfolio reached R$281,703 million on September 30, 2016, down 0.3% compared to June 30, 2016.

Middle Market

This sub-segment serves approximately 29 thousand clients (economic groups) with sales between R$30 million and R$200 million.

Our result is well balanced between earnings from loans and services. Our risk appetite continues to focus on high-rating clients, and 73% of loans are granted to B2 and higher ratings (internal rating).

Our credit portfolio (including sureties and endorsements) decreased 14% from the third quarter of 2015.

Large Companies

Our clients are approximately 5,900 large corporate groups and 190 financial institutions. We offer them a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets.

The credit portfolio (including endorsements and sureties) decreased 17.7% from the third quarter of 2015, mainly because of foreign currency products. In our loan portfolio, 87% of credits are rated “AA”, “A” and “B”, according to criteria set forth in Resolution No. 2,682 of the National Monetary Council.

For derivatives, we maintained our outstanding position in CETIP (Clearing House for the Custody and Financial Settlement of Securities). We focused on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities.

Investment Banking

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$5.5 billion up to August 2016.

Mergers and Acquisitions: in the period from January to September 2016, our Merger and Acquisition operation provided financial advisory on 34 transactions in Latin America, totaling US$28.5 billion, reaching the leadership position in the Dealogic ranking.

Project Finance: for the third consecutive year we were named the Best Infrastructure Bank in Brazil by Latin Finance, one of the most renowned magazines covering the financial market in Latin America. This award reflects our significant participation in the main project finance transactions in 2016, also taking into account our consistent performance over the years in several infrastructure sectors.

Also in the third quarter of 2016, we served as advisor and/or creditor of approximately R$735 million in financing to seven different projects in the infrastructure sector.

Itaú Unibanco Holding S.A.	48

Management Discussion & Analysis	Segment Analysis

Wealth Management and Services

Asset Management

In September 2016, we reached R$540.3 billion(*) in managed assets, which accounted for 16.2% of the market. In the last 12 months, the volume of managed assets grew 15.2% in the aggregate.

In the ranking published by Investidor Institucional magazine, Itaú Asset Management is ranked at the top position in funds to institutional customers, with 28 funds classified as excellent, both in fixed income and equity funds.

In July 2016, Itaú Asset Management received from Valor Investe the “Top Gestão 2016” awards prepared by Standard & Poor´s as the best manager of hedge funds with three 5 star funds.

Kinea, the investments management company controlled by Itaú Unibanco, holds R$9.2 billion in managed assets.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – September 2016. Considers Itaú Unibanco and Intrag.

Securities Services

With four lines of business, the Securities Services area serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 3,331 clients in 22 countries. We ended September 2016 with a custody market share of 24.3% and a total of R$1,246 billion in assets under custody, an increase of 22.3% from the same period of 2015. Our business lines are:

Local Custody and Fiduciary Administration: we offer custody and accounting services for portfolios, investment, mutual and pension funds, services of fund administration, rebalancing fund services and contracting of service providers. We ended September with R$1,076 billion under custody, up 23.2% from the same period of 2015.

International Custody: we offer services of custody and representation to investors outside Brazil, custody of ADR programs and depositary services for Brazilian Depositary Receipts (BDR) programs. We ended September with R$170 billion under custody, an increase of 16.5% from the volume under custody in the same period of 2015.

Corporate Solutions: we offer many solutions for capital markets, such as control of stock option programs, bookkeeping of shares, debentures, and settlement and custody of promissory notes and bank credit notes. We also work as guarantee agents in operations of Project Finance, Escrow Accounts, and loan and financing contracts. We are leaders in the bookkeeping of shares, providing services to 217 companies listed on the BM&F Bovespa, representing 61.8% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 440 issues in September 2016.

Source: Itaú Unibanco, ANBIMA (Brazilian Financial and Capital Markets Association) and BM&F Bovespa – September 2016

Private Bank

With a full global wealth management platform, we are the market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, composed of private bankers, investment advisers and product experts, serves our clients from eight offices in Brazil and other offices located in Zurich, Miami, New York, Santiago, Asuncion and Nassau.

Activities Abroad

Our activities abroad include business with retail clients and large companies, and investment banking activities in eighteen countries outside Brazil.

Itaú Unibanco Holding S.A.	49

Management Discussion & Analysis	Results - Brazil and Latin America

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Additional information on our activities abroad is available on next pages.

Income Statement | Quarterly Change

	3Q16			2Q16			change
In R$ millions	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)
Operating Revenues	27,597	25,416	2,181	26,478	23,972	2,507	4.2%	6.0%	-13.0%
Managerial Financial Margin	17,706	16,161	1,545	16,588	14,835	1,753	6.7%	8.9%	-11.9%
Financial Margin with Clients	15,958	14,698	1,260	15,068	13,607	1,461	5.9%	8.0%	-13.8%
Financial Margin with the Market	1,749	1,463	285	1,520	1,228	293	15.0%	19.2%	-2.5%
Commissions and Fees	7,825	7,221	603	7,816	7,094	722	0.1%	1.8%	-16.4%
Result from Insurance [2]	2,067	2,034	33	2,074	2,042	32	-0.4%	-0.4%	4.2%
Result from Loan Losses	(5,230)	(4,864)	(366)	(5,365)	(5,015)	(351)	-2.5%	-3.0%	4.4%
Provision for Loan Losses	(6,169)	(5,757)	(412)	(6,337)	(5,941)	(396)	-2.7%	-3.1%	4.0%
Recovery of Loans Written Off as Losses	939	893	46	972	927	45	-3.4%	-3.6%	0.7%
Retained Claims	(375)	(367)	(8)	(352)	(344)	(8)	6.4%	6.6%	-1.2%
Operating Margin	21,993	20,186	1,808	20,761	18,613	2,148	5.9%	8.5%	-15.9%
Other Operating Expenses	(14,159)	(12,714)	(1,445)	(13,093)	(11,464)	(1,629)	8.1%	10.9%	-11.3%
Non-interest Expenses	(12,374)	(10,973)	(1,401)	(11,415)	(9,828)	(1,587)	8.4%	11.7%	-11.7%
Tax Expenses and Other [3]	(1,785)	(1,741)	(44)	(1,678)	(1,636)	(42)	6.4%	6.4%	3.8%
Income before Tax and Minority Interests	7,834	7,471	363	7,669	7,149	520	2.2%	4.5%	-30.2%
Income Tax and Social Contribution	(2,191)	(2,064)	(127)	(1,899)	(1,857)	(42)	15.4%	11.1%	202.7%
Minority Interests in Subsidiaries	(49)	(59)	10	(195)	(69)	(126)	-75.0%	-14.9%	-107.8%
Recurring Net Income	5,595	5,349	246	5,575	5,223	352	0.4%	2.4%	-30.2%

Income Statement | Year-to-date Change

	9M16			9M15			change
In R$ millions	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)
Operating Revenues	80,960	73,858	7,101	80,758	73,136	7,621	0.2%	1.0%	-6.8%
Managerial Financial Margin	51,706	46,621	5,086	52,771	47,138	5,633	-2.0%	-1.1%	-9.7%
Financial Margin with Clients	46,700	42,315	4,385	47,063	41,797	5,266	-0.8%	1.2%	-16.7%
Financial Margin with the Market	5,006	4,306	700	5,708	5,342	367	-12.3%	-19.4%	91.1%
Commissions and Fees	22,971	21,059	1,913	21,405	19,486	1,918	7.3%	8.1%	-0.3%
Result from Insurance [2]	6,282	6,179	103	6,582	6,512	70	-4.6%	-5.1%	46.9%
Result from Loan Losses	(17,568)	(16,116)	(1,452)	(14,114)	(13,087)	(1,027)	24.5%	23.1%	41.4%
Provision for Loan Losses	(20,330)	(18,750)	(1,580)	(17,478)	(16,329)	(1,149)	16.3%	14.8%	37.5%
Recovery of Loans Written Off as Losses	2,762	2,634	128	3,364	3,242	122	-17.9%	-18.8%	4.5%
Retained Claims	(1,121)	(1,095)	(26)	(1,191)	(1,172)	(19)	-5.8%	-6.5%	36.4%
Operating Margin	62,270	56,647	5,623	65,453	58,878	6,575	-4.9%	-3.8%	-14.5%
Other Operating Expenses	(39,872)	(35,160)	(4,712)	(37,797)	(33,576)	(4,221)	5.5%	4.7%	11.6%
Non-interest Expenses	(34,698)	(30,095)	(4,603)	(32,521)	(28,374)	(4,147)	6.7%	6.1%	11.0%
Tax Expenses and Other [3]	(5,174)	(5,065)	(109)	(5,276)	(5,202)	(74)	-1.9%	-2.6%	47.9%
Income before Tax and Minority Interests	22,399	21,488	911	27,656	25,302	2,354	-19.0%	-15.1%	-61.3%
Income Tax and Social Contribution	(5,829)	(5,696)	(133)	(8,440)	(7,794)	(646)	-30.9%	-26.9%	-79.4%
Minority Interests in Subsidiaries	(238)	(191)	(46)	(1,115)	(264)	(851)	-78.7%	-27.5%	-94.6%
Recurring Net Income	16,332	15,600	732	18,101	17,245	857	-9.8%	-9.5%	-14.6%

1 Includes units abroad ex-Latin America.

2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.	50

Management Discussion & Analysis	Activities Abroad

In Argentina, Chile, Paraguay, Uruguay and Colombia we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. In Peru, we have an Itaú BBA representation office.

As from April 1, 2016, after obtaining all shareholders and regulatory approvals required, the merger of operations between Banco Itaú Chile and CorpBanca was concluded. As consequence, we now hold the control of the resulting bank (Itaú CorpBanca). In the second quarter, Itaú CorpBanca’s financial statements were consolidated in our accounting numbers. The technological and operational integration of this process should be completed at the end of 2017, and merger synergies are expected to become more evident in 2018.

With this operation, we now rank 4th, from a previous 7th place, among the largest private banks in Chile in terms of loans and we have entered the financial retail market in Colombia through Banco CorpBanca Colombia S.A., the 5th largest bank in terms of loans, which will also operate under the “Itaú” brand. Furthermore, we currently operate in Panama.

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo), mainly serving institutional, investment banking, corporate and private banking clients.

Information about the number of employees abroad and the international service network is presented below:

Employees Abroad

*Considers employees from Panama

International Service Network

Itaú Unibanco Holding S.A.	51

Management Discussion & Analysis	Activities Abroad

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay, mainly focused in commercial bank and, with the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office.

We present consolidated results for Latin America as well as for its respective countries in constant currency(1) and, in managerial concept , which includes the allocation of Brazil’s cost structure and the impact of Brazilian income tax.

Income Statement | Latin America (2)

	3Q16			2Q16
In R$ millions	Nominal Currency	Exchange Rate Effect (1)	Constant Currency	Nominal Currency	Exchange Rate Effect (1)	Constant Currency	Change in Constant Currency
Operating Revenues	2,181	(164)	2,017	2,507	(263)	2,244	-10.1%
Managerial Financial Margin	1,545	(164)	1,380	1,753	(220)	1,533	-10.0%
Financial Margin with Clients	1,260	(4)	1,255	1,461	(91)	1,369	-8.3%
Financial Margin with the Market	285	(160)	125	293	(129)	164	-23.8%
Commissions and Fees	603	1	604	722	(41)	681	-11.3%
Insurance, Pension Plan and Premium Bonds	33	(0)	33	32	(2)	30	10.3%
Result from Loan Losses	(366)	3	(364)	(351)	21	(330)	10.2%
Provision for Loan Losses	(412)	3	(409)	(396)	23	(373)	9.7%
Recovery of Loans Written Off as Losses	46	(0)	45	45	(3)	43	6.3%
Retained Claims	(8)	0	(8)	(8)	1	(7)	4.7%
Other Operating Expenses	(1,445)	20	(1,425)	(1,629)	114	(1,514)	-5.9%
Non-Interest Expenses	(1,401)	2	(1,400)	(1,587)	98	(1,489)	-6.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(44)	18	(25)	(42)	17	(25)	0.0%
Insurance Selling Expenses	0	0	0	0	0	0	0.0%
Income before Tax and Minority Interests	363	(142)	221	520	(128)	392	-43.6%
Income Tax and Social Contribution	(127)	63	(64)	(42)	46	4	-
Minority Interests in Subsidiaries	10	(0)	10	(126)	8	(118)	-
Recurring Net Income	246	(79)	167	352	(74)	278	-40.0%
Return on Average Equity - Annualized	10.1%		7.1%	15.3%		13.0%	-590 bps
Efficiency Ratio	65.8%		70.5%	64.6%		67.3%	320 bps

(1) Consists of the elimination of foreign exchange variation, which is obtained by the application of the average foreign exchange rate of September 2016 to all periods analyzed and hedge adjustments; (2) Includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia, Peru, Panama and Mexico.

In the third quarter of 2016, net income for Latin America totaled R$167 million, a decrease of R$111 million when compared to the second quarter of 2016. The main quarter variations occurred in the Chilean operations. Operating revenues reduced 10.1% in the period, mainly due to the decrease of 11.3% in commissions and fees and of 10.0% in financial margin.

Provision for loan losses increased 9.7% in the third quarter of 2016, mainly due to higher provisions in the corporate segment. Non-interest expenses reduced 6.0% in the period.

Itaú Unibanco Holding S.A.	52

Management Discussion & Analysis	Activities Abroad

Argentina

In Argentina, we offer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil.

In the third quarter of 2016, the result in Argentina reached R$40 million, a 23.9% decrease from the previous quarter. The financial margin increased 5.0% mainly due to higher result from derivatives.

Provisions for loan losses impacted negatively the quarter result, mainly due to higher provisions in the companies and corporate segments. Non-interest expenses reached R$192 million, an increase of 8.4% from the previous quarter, mainly due to higher cash transportation and personnel expenses.

Income Statement | Argentina

In R$ millions	3Q16	2Q16	change
Operating Revenues	290	282	2.8%
Managerial Financial Margin	198	189	5.0%
Financial Margin with Clients	162	161	1.0%
Financial Margin with the Market	36	28	28.0%
Commissions and Fees	92	94	-1.4%
Result from Loan Losses	(13)	3	-
Provision for Loan Losses	(17)	2	-
Recovery of Loans Written Off as Losses	4	1	288.3%
Other Operating Expenses	(216)	(201)	7.5%
Non-Interest Expenses	(192)	(177)	8.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(24)	(24)	0.5%
Income before Tax and Minority Interests	62	84	-26.5%
Income Tax and Social Contribution	(22)	(32)	-30.7%
Recurring Net Income	40	53	-23.9%
Return on Average Equity - Annualized	16.3%	24.4%	-810 bps
Efficiency Ratio	72.0%	68.5%	350 bps

Chile

The table below shows the results obtained in Chile in the third quarter of 2016. The results obtained through the participation of Itaú CorpBanca in Colombia and Panama are considered in this income statement. Through Itaú CorpBanca, we operate in the retail (highlight for mortgage loans), companies and corporate segments.

Net income reached R$40 million in Chile, a 35.8% decrease from the previous quarter. The financial margin decreased 14.9% from the previous quarter, mainly due to lower margin with products indexed to inflation and lower results with derivatives. Commissions and fees decreased 17.5% in the period, mainly due to lower fees from advisory, current account services and structured finance commissions. Provision for loan losses increased 14.5%, mainly due to provisions related to clients of corporate segment in Chile and Colombia. Non-interest expenses decreased 12.2% mainly due to higher integration expenses which occurred in the previous quarter and didn’t repeat in the period.

Income Statement | Chile (Includes participation of subsidiaries from Chile in Colombia and Panama)

In R$ millions	3Q16	2Q16	change
Operating Revenues	1,223	1,438	-15.0%
Managerial Financial Margin	894	1,050	-14.9%
Financial Margin with Clients	838	950	-11.8%
Financial Margin with the Market	56	100	-43.6%
Commissions and Fees	296	358	-17.5%
Insurance, Pension Plan and Premium Bonds	33	30	10.3%
Result from Loan Losses	(340)	(291)	16.9%
Provision for Loan Losses	(378)	(330)	14.5%
Recovery of Loans Written Off as Losses	38	39	-3.6%
Retained Claims	(8)	(7)	4.7%
Other Operating Expenses	(847)	(965)	-12.2%
Non-Interest Expenses	(845)	(963)	-12.2%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-0.9%
Insurance Selling Expenses	(1)	(1)	16.6%
Income before Tax and Minority Interests	28	175	-84.2%
Income Tax and Social Contribution	2	5	-52.6%
Minority Interests in Subsidiaries	10	(118)	-
Recurring Net Income	40	62	-35.8%
Return on Average Equity - Annualized	2.7%	5.0%	-230 bps
Efficiency Ratio	69.7%	67.4%	230 bps

Itaú Unibanco Holding S.A.	53

Management Discussion & Analysis	Activities Abroad

Paraguay

In Paraguay, we offer products and services for companies in the small and middle-market, agribusiness, and retail segments. The main sources of income in Paraguay are retail products, especially credit cards.

Net income in Paraguay reached R$45 million this quarter, an 11.4% increase from the previous quarter. The financial margin increased 2.6% compared to the previous quarter, mainly driven by higher margins in local currency loans and by the positive impact from the repurchase of certificates deposits in foreign currency. Provision for loan losses decreased R$8 million this quarter, mainly driven by lower provisions in retail. Non-interest expenses increased 4.2%, mainly driven by higher expenses on credit card operations.

Income Statement | Paraguay

In R$ millions	3Q16	2Q16	change
Operating Revenues	181	178	2.0%
Managerial Financial Margin	130	126	2.6%
Financial Margin with Clients	112	106	5.4%
Financial Margin with the Market	18	20	-12.1%
Commissions and Fees	52	51	0.7%
Result from Loan Losses	(13)	(22)	-41.2%
Provision for Loan Losses	(16)	(24)	-31.7%
Recovery of Loans Written Off as Losses	3	1	156.7%
Other Operating Expenses	(94)	(90)	4.2%
Non-Interest Expenses	(94)	(90)	4.2%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	0	0	-23.6%
Income before Tax and Minority Interests	74	65	14.1%
Income Tax and Social Contribution	(29)	(25)	18.5%
Recurring Net Income	45	40	11.4%
Return on Average Equity - Annualized	17.3%	15.8%	150 bps
Efficiency Ratio	51.8%	50.8%	110 bps

Uruguay

In Uruguay, we operate in the segments of small and middle-market companies and retail, targeting medium and high-income clients.

Net income of our operations in Uruguay was R$55 million this quarter, an increase of 17.3% compared to the previous quarter, mainly impacted by the R$23 million reduction in the provision for loan losses, due to lower provisions in the companies segment.

Non-interest expenses increased 5.3% in the quarter, mainly due to higher personnel expenses, and to indirect expenses in Brazil.

Income Statement | Uruguay

In R$ millions	3Q16	2Q16	change
Operating Revenues	304	305	-0.5%
Managerial Financial Margin	143	148	-3.4%
Financial Margin with Clients	130	135	-3.7%
Financial Margin with the Market	14	14	-0.1%
Commissions and Fees	160	157	2.3%
Result from Loan Losses	2	(20)	-
Provision for Loan Losses	2	(21)	-
Recovery of Loans Written Off as Losses	1	1	-40.4%
Other Operating Expenses	(219)	(208)	5.3%
Non-Interest Expenses	(218)	(207)	5.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	6.4%
Income before Tax and Minority Interests	87	78	12.5%
Income Tax and Social Contribution	(32)	(31)	5.2%
Recurring Net Income	55	47	17.3%
Return on Average Equity - Annualized	20.3%	16.6%	360 bps
Efficiency Ratio	72.0%	68.0%	400 bps

Peru

In Peru, we have a representation office and we are considering to increase our activities in corporate and investment banking segments.

Mexico

As part of a restructuring process of our activities in Latin America, the sale of our broker business in the country was approved by the local regulatory agency this quarter and completed on October 01.

Itaú Unibanco Holding S.A.	54

3rd quarter of 2016

Management Discussion & Analysis

Additional Information

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Ownership Structure

Itaú Unibanco Holding’s capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on the BM&FBOVESPA. The non-voting shares are also traded as depositary receipts on the NYSE (New York) and BCBA (Argentina) as ADRs and CEDEARs, respectively.

Outstanding Shares | Itaú Unibanco Holding S.A.

In thousands	Common Shares	Non-voting Shares	Total
Number of Shares	3,351,744	3,230,563	6,582,308
Treasury Shares
On 12/31/2015	2.8	162,563	162,565
Purchases of treasury shares	-	7,990	7,990
Exercised - Granting of stock options	-	(15,376)	(15,376)
Disposals - Stock option plan	-	(8,342)	(8,342)
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000)	(100,000)
Bonus Shares - ESM of September 14, 2016 - In Treasury as from October 21, 2016	0.3	4,684	4,685
On 09/30/2016 (1)	3.1	51,519	51,522
Total Shares (-) Treasury Shares	3,351,741	3,179,044	6,530,786

(1) The average cost of non-voting treasury shares was R$24.27 and of the common treasury shares was R$6.59. For further information, including information on the “Stock Option Plan”, see Note 16 to the financial statements.

Our ownership structure aims to optimize capital allocation among the many segments that compose the conglomerate. Itaú Unibanco Holding is controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by the members of the Egydio de Souza Aranha family while Cia. E. Johnston is controlled by the members of the Moreira Salles family.

The organizational chart below summarizes the current ownership structure as at September 30, 2016:

Note: The percentages do not include treasury shares .

(1) Besides the treasury stocks, the percentages do not consider the participation of controlling stockholders.

Bonus in shares of 10%

In September 2016, the Brazilian Central Bank approved the capital increase, resolved on the Stockholders’ Meeting, in the amount of R$12.0 billion through the capitalization of revenue reserves with share bonus of 10%.

In October 2016, every shareholder was entitled, free of charge, one (1) new share for each ten (10) shares of the same type held.

Monthly dividends remained at R$0.015 per share, so as the total amount monthly paid by the Company to shareholders will increase ten per cent (10%) as from December 1, 2016.

The unit cost of the bonus shares was R$20.053757640185, which impacted the average price of the shares held by the shareholder.

Free Float - Non-voting Shares | on 09/30/2016

Itaú Unibanco Holding S.A.	56

Management Discussion & Analysis	Stock Market Performance

Stock Market Performance | 3Q16

Our common and non-voting shares were traded on all BM&FBOVESPA´s sessions in the first nine months of 2016. Additionally, our non-voting shares are included in several Stock Exchange indexes on which financial institutions shares may be listed.

	(R$)	(R$)	(US$)
	Non-voting Shares(1)	Common Shares(1)	ADRs(1)
	ITUB4	ITUB3	ITUB
Closing Price at 09/30/2016	32.29	28.36	9.95
Maximum price in the quarter	33.71	29.45	10.53
Average price in the quarter	31.58	27.28	9.76
Minimum price in the quarter	27.27	23.21	8.19
Closing Price at 06/30/2016	27.55	23.65	8.58
Maximum price in 12 months(2)(3)	33.71	29.45	10.53
Average price in 12 months (2)	27.40	24.22	7.65
Minimum price in 12 months(2)(4)	20.74	19.54	4.98
Closing Price at 09/30/2015	24.10	22.29	6.02
Change in 3Q16	17.2%	19.9%	15.9%
Change in the last 12 months	34.0%	27.2%	65.3%
Average daily trading financial volume - in 12 months (million)(2)	437.0	3.7	141.2
Average daily trading financial volume in 3Q16 (million)	383.4	3.8	138.9

(1) Prices adjusted by the October 2016 bonus (10%).

(2) From 10/01/15 to 09/30/16;

(3) Prices on 09/06/16 for non-voting shares, on 09/06/16 for common shares and on 09/08/15 for ADRs;

(4) Prices on 01/20/16 for non-voting shares, on 01/26/16 for common shares and on 01/21/16 for ADRs.

Closing price at the end of each period (1)

(1) ITUB4, ITUB3 and ITUB historical information of 2015, 2014, 2013 and 2012 was adjusted by the October 2016, July 2015, June 2014 and May 2013 bonuses in shares.

Liquidity of our shares

	3Q16	2Q16	3Q15
BM&FBovespa (ITUB4)
Total Financial Volume Traded in the spot market (R$ million)	24,922	25,601	30,760
Volume of Transactions (thousand)	1,538.5	1,660.1	2,302.6
Average volume by transaction (R$ thousand)	16.2	15.4	13.4
Negotiability Index(1)	3.81%	3.93%	5.19%
NYSE (ADR)
Total Financial Volume Traded (R$ million)	28,037	32,716	31,948
Volume of Transactions (thousand)	1,931.0	2,304.0	2,528.5
Average volume by transaction (R$ thousand)	14.5	14.2	12.6
Total outstanding ADRs (million)	851.0	846.6	942.9
Ratio of Total Outstanding ADRs to Total Outstanding Non-Voting Shares	29.5%	29.4%	32.5%

(1) The negotiation index represents the percentage of share trading in relation to all shares traded in the spot market on BM&FBovespa. For calculation purposes, it considered the trading in the three last months of each period. Source: Economática.

Market Capitalization vs. Ibovespa Index

On September 30, 2016, our market capitalization was R$ 211.6 billion, and the compound annual growth rate (CAGR) was 9.5% since 2012. The Ibovespa index reached 58.4 thousand points in the same period. According to information provided by Bloomberg, on September 30, 2016 we were the 2nd largest company by market capitalization in Brazil and the largest among financial institutions.

Market Indicators

(1): Closing price of non-voting share at the period end/Earnings per share. For calculation purposes, the retained earnings of the last 12 months were considered. (2): Closing price of non-voting share at the period-end/Book value per share.

Average Daily Trading Volume (BM&FBovespa + NYSE)

Financial trading profile by investor

Foreign investors accounted for 73.2% of the financial volume of our shares traded on stock exchanges in the first nine months of 2016.

(1) Cooperatives, public companies, limited-liability companies, municipal/state/federal governments, financial entities, churches and charities and/or non-profit organizations, among others.

(2) Includes foreign investors trading on the BM&FBOVESPA, as well those trading on the NYSE.

Dividends and Interest on Capital

We remunerate our stockholders by means of monthly and complementary payments of dividends and interest on capital. In the first nine months of 2016, we paid or recognized a provision of R$3.3 billion in dividends and interest on capital, net of taxes.

Dividend Yield (Dividends and Interest on Capital Distributed / Average Price(1)) It is the ratio of total dividends/interest on capital distributed to the share price, which indicates the return on investment to the stockholder through profit sharing during each period.

Payout (Net Dividends and Interest on Capital Distributed / Net Income)

(1): Average price on the first day of each period.

(2): For calculation purposes, it was considered the total Dividends/Interest on capital distributed in the last 12 months of each period.

Itaú Unibanco Holding S.A.	57

Management Discussion & Analysis	Stock Market Performance

Market Consensus

Major market analysts periodically issue recommendations on the shares that are the subject matter of their analysis. These recommendations help many investors choose the best option in which to invest their capital.

Based on information provided by Thomson Analytics and Bloomberg on October 25, 2016, we present in the table below a summary of the recommendations on Itaú Unibanco Holding’s non-voting shares.

	Thomson	Bloomberg
Buy	10	11
Hold	6	8
Sell	3	4
Number of Analysts	19	23

Based on the information provided by Thomson, the average estimated target price for 2016 was R$32.43. According to Bloom-berg, the average estimated target price was R$33.44.

Main Market Index

The weights of our common and non-voting shares in the BM&FBOVESPA’s indexes of the current portfolios from September to December 2016 are shown in the chart below.

	ITUB3	ITUB4
	Weights	Weights and Ranking(1)
Ibovespa (Bovespa Index)	-	10.59%	1st
IBrX - 50 (Brazil Index 50)	-	10.79%	1st
IBrX - 100 (Brazil Index 100)	-	9.53%	1st
IBrA (Brazil Broad-Based Index)	0.83%	9.36%	1st
IFNC (Financial Index)(2)	1.63%	18.38%	1st
IGCT (Corporate Governance Trade Index)	1.04%	11.79%	1st
ITAG (Special Tag Along Stock Index)	-	12.66%	1st
IGC (Special Corporate Governance Stock Index)	0.64%	7.23%	1st
MLCX (Mid-Large Cap Index)	0.91%	10.32%	1st
ICO2 (Carbon Efficient Index)	-	15.38%	1st
ISE (Corporate Sustainability Index)(3)	0.49%	5.50%	5th

(1) Position of the ITUB4 share when the components of the index are ordered based on their weights.

(2) The weight of the companies’ shares in the index (including all types of shares) cannot exceed 20%.

(3) The weight of one economic sector in the Corporate Sustainability Index (ISE), including all types of shares, cannot exceed 15%.

Net Income per Share(1) and Recurring Net Income per Share(1)

(1) For calculation purposes, the retained earnings of the last 12 months were considered. ITUB4, ITUB3 and ITUB historical information of 2015, 2014, 2013 and 2012 was adjusted by the October 2016, July 2015, June 2014 and May 2013 bonus in shares.

Credit Risk Assessment by Rating Agencies

On August 8, Moody’s assigned for the first time to Itaú BBA International (based in the United Kingdom) the investment grade, issuer and long-term deposit A3 rating, recognizing the strength of the balance sheet and business model of Itaú BBA International.

On September 1, Fitch reaffirmed the ratings of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A. The rating agency has emphasized that the bank has a comfortable liquidity position due to diversified revenues and low-cost funding sources through our extensive branch network.

In October, Standard & Poor’s has also reaffirmed the ratings of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A.

To learn more about these ratings, please visit our investor relations website (www.itau.com.br/investor-relations) in Itaú Unibanco > Market Opinion > Ratings.

Non-voting Shares (ITUB4) Appreciation

The chart below shows the simulation of R$100 invested on September 30, 2006 through September 30, 2016, by comparing the amounts with and without the reinvestment of dividends to the performance of Ibovespa and the CDI (Interbank Deposit Certificate).

Itaú Unibanco Holding S.A.	58

Management Discussion & Analysis	Stock Market Performance

Corporate Events

Sale of Group Life Insurance business - On September 19, 2016, we entered into an agreement for the sale of our group life insurance operations with Prudential do Brasil.

The transfer of shares and the financial settlement of this operation will take place after compliance with certain conditions provided for in the agreement, including the obtainment of the necessary regulatory authorizations.

The sale of this operation reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of equity investments held by Banco BMG S.A. in Banco Itaú BMG Consignado S.A. - On September 29, 2016, we entered into a share purchase agreement with Banco BMG in which we undertake to purchase the totality of the equity investment held by Banco BMG in Banco Itaú BMG Consignado. This investment corresponds to 40% of the capital of Banco Itaú BMG Consignado, which means that we will become the holder of 100% of this institution’s total capital. The amount to be paid will be of approximately R$1.28 billion, adjusted by the variation in the CDI rate since December 31, 2015 until the effective date of the transfer of the shares.

Itaú Unibanco and Banco BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Banco Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to Banco BMG and its affiliates. This operation will not have significant accounting effects on the results of Itaú Unibanco in 2016 and its completion still depends on the obtainment of the regulatory approvals.

The Company will continue to be a leading bank among private banks in this segment considering, in addition to its other payroll loan operations, Banco Itaú BMG Consignado’s portfolio, which, on August 31, 2016, totaled approximately R$29.0 billion.

Subsequent Corporate Events

Acquisition of Citibank’s retail business in Brazil - On October 8, 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of its retail business (for individuals) in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in Cibrasec – Companhia Brasileira de Securitização, for R$ 710 million .

Citibank’s retail business in Brazil (with 71 branches) includes, approximately, a client base of 315,000 current account holders, R$35 billion in deposits and assets under management (gross amounts on the base date of December 31, 2015), 1.1 million credit cards and a loan portfolio of R$6 billion.

The completion of this transaction is subject to compliance with some conditions precedent, including the obtainment of approvals from the Central Bank of Brazil and the Brazilian antitrust agency (CADE). This operation is not expected to have any significant impacts on this year’s financial results.

Itaú CorpBanca - On October 26, 2016, we acquired 10,908,002,836 shares of Itaú CorpBanca, for approximately R$ 288.1 million, this being set forth in the shareholders’ agreement entered into on April 1st, 2016 between Itaú Unibanco and Corp Group.

As a consequence, Itaú Unibanco’s ownership in Itaú CorpBanca increased from approximately 33.58% to approximately 35.71%, without altering its current governance.

All the required regulatory approvals have been obtained.

Market Relations

We held 15 out of 16 Apimec (Association of Capital Markets Analysts and Investment Professionals) meetings scheduled for this year in Brazil, with the attendance of 1,535 participants, strengthening our relationship with shareholders, analysts and investors of the capital markets. Our last Apimec meeting of the year will be held on November 17, in São Paulo.

2016 Agenda

November
APIMEC - São Paulo / SP
17
	Venue: Hotel Unique	Time: 2:00 p.m.

Itaú Unibanco Holding S.A.	59

Management Discussion & Analysis	Stock Market Performance

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Itaú Unibanco Holding S.A.	60

(A free translation of the original in Portuguese)

Report of independent auditors on

supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of September 30, 2016 and for the three month period ended September 30, 2016, on which we issued an unqualified report dated October, 28, 2016, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report.

Scope of the Review

We conducted our review in accordance with the professional standards issued by the Brazilian Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented as supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to provide additional analysis only and is not an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2016, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, October, 28, 2016

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

Itaú Unibanco Holding S.A.	61

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Itaú Unibanco Holding S.A.	62

September 30, 2016

Complete Financial Statements

Itaú Unibanco Holding S.A.

MANAGEMENT REPORT – January to September 2016

To our Stockholders,

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to September 2016 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP), and the National Superintendence of Supplementary Pension (PREVIC).

The information presented in this material is available on the Investor Relations’ website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information) and on the websites of CVM, the Securities and Exchange Commission (SEC) and the Buenos Aires Stock Exchange (BCBA). Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (APP), respectively.

1) OVERVIEW(1)

	September, 30 2016	September, 30 2015
Net income (R$ billion)	16.1	17.7
Recurring net income (R$ billion)	16.4	18.1
Recurring return on average equity - annualized	20.0%	24.5%
BIS of Prudential Conglomerate	19.0%	16.1%
Total Assets (R$ billion)	1,399.1	1,322.7
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	567.7	552.3
Employees	95,984	91,437
Brazil	81,737	84,490
Abroad	14,247	6,947
Branches and CSB – Client Service Branches (units)(2)	5,119	5,012
Digital Branches	130	74
Branches in Brazil(3)	3,664	3,871
CSB in Brazil	780	822
Branches and CSB in Latin America	545	245
ATM – Automated Teller Machines (units)(4)	45,859	44,366
Activities Abroad (countries)(5)	18	18

(1) Itaú Corpbanca's data were consolidated on 2nd quarter 2016. Except Recurring return on average equity - annualized which considered proforma results of Itaú Corpbanca from January to September 2015 and first quarter of 2016.

(2) Client Service Branches consider only Bank's Client Service Branches.

(3) Includes representative offices of IBBA abroad.

(4) Includes Electronic Service Branches, points of services in third parties’ establishments and Banco24horas ATMs.

(5) Excludes Brazil.

2) ECONOMIC ENVIRONMENT

In the domestic scenario, GDP dropped 4.9% in the four quarters ended June 2016. The unemployment rate grew from 8.7% in August 2015 to 11.8% in August 2016. The inflation rate for the 12 months ended September 2016 was 8.5%. The primary deficit for the 12-month period reached 2.8% of GDP in August 2016, compared to a deficit of 0.8% of GDP in the same period of last year. The Central Bank of Brazil kept the interest rate stable at 14.25% in September 2016. The deficit in external accounts dropped from 4.1% of GDP in September 2015 to 1.5% of GDP in the past 12 months ended August 2016. The Brazilian real appreciated in the first three quarters of this year, closing at R$3.26 at the end of September 2016. The Central Bank of Brazil reduced its inventory of Foreign Exchange Swaps to US$33 billion in September 2016. Brazil’s international reserves amounted to US$378 billion.

In Latin America, economies continue to growth at low rates, with some still slowing down and not showing any clear signs of recovery. Latin America’s GDP, except for Brazil, grew 2.1% in the 12-month period ended June 2016. Currencies had appreciated more than they did in the past two years. The stabilization of commodity prices, less uncertainties about China and the expansionist monetary policy in developed countries have been contributing to the appreciation of Latin American currencies. The inflation rates in the region are high but they have been dropping as a result of the better performance of currencies. The economic slowdown also helped reduce inflationary pressures. This allowed the central banks to adopt a “more neutral stand” with respect to interest rates.

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The U.S. economy continues to show positive results in the labor market. The unemployment rate remained practically unchanged at around 5.0% until September 2016. This favorable scenario was followed by a moderate GDP growth, which increased 1.3% in the second quarter of 2016 year-on-year. GDP in the Eurozone grew 1.6% in the second quarter of 2016 year-on-year. This growth has been driven by the domestic demand, encouraged by the expansionist monetary policy of the European Central Bank. China’s GDP grew 6.7% in the third quarter of 2016 year-on-year.

3) OUR HIGHLIGHTS

3.1) Corporate Events

10% Share Bonus of Itaú Unibanco – On September 23, 2016, the Central Bank of Brazil ratified the resolution of the Extraordinary General Meeting held on September 14, 2016 with respect to the capital increase by R$12 billion by means of the capitalization of statutory revenue reserves with a share bonus of 10%. Capital was increased with the issue of new book-entry shares, with no par value, assigned to stockholders in the form of share bonus, free of charge, in the proportion of one new share for ten shares of the same type held. Some details on the bonus are presented below:

•	recalculation of the average cost of the shares held in the portfolio by the stockholder - the unit cost assigned to these shares was R$20.053757640185;
•	stockholders with shares held on October 17, 2016 will be entitled to the share bonus and these new shares were included in stockholders’ position on October 21, 2016; and
•	payment of dividends after the inclusion of the share bonus in the stockholding position - the monthly dividends were maintained at R$0.015 per share. Therefore, the amounts paid on December 1, 2016 to our stockholders as monthly dividends will be increased by 10%.

3.2) Mergers, Acquisitions and Partnerships

Banco Itaú BMG Consignado – On September 29, 2016, we entered into a share purchase and sale agreement with Banco BMG in which we undertake to purchase the totality of the equity investment held by Banco BMG in Banco Itaú BMG Consignado. This investment corresponds to 40% of the capital of Banco Itaú BMG Consignado, which means that we will become the holder of 100% of this institution’s total capital. The amount to be paid will be of approximately R$1.28 billion, adjusted by the variation in the CDI rate since December 31, 2015 until the effective date of the transfer of the shares. Itaú Unibanco and Banco BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Banco Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to Banco BMG and its affiliates. This operation will not have significant accounting effects on the results of Itaú Unibanco in 2016 and its completion still depends on the obtainment of the regulatory authorizations.

The Company will continue to be a leading bank among private banks in this segment considering, in addition to its other payroll loan operations, Banco Itaú BMG Consignado’s portfolio, which, on August 31, 2016, totaled R$29.0 billion.

Group Life Insurance – On September 19, 2016, we entered into an agreement for the sale of our life insurance operations with Prudential do Brasil.

The transfer of shares and the financial settlement of this operation will take place after compliance with certain conditions provided for in the agreement, including the obtainment of the necessary regulatory authorizations.

The sale of this operation reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

3.3) Subsequent Event

Citibank – On October 8, 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of the retail activities of Citibank in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail operations in Brazil (with 71 branches) includes, approximately, a client base of 315,000 current account holders, R$35 billion in deposits and assets under management (gross amounts on the base date of December 31, 2015), 1.1 million credit cards and a loan portfolio of R$6 billion.

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The completion of this transaction is subject to compliance with some conditions precedent, including the obtainment of approvals from the Central Bank of Brazil and the Brazilian antitrust agency (CADE). This operation is not expected to have any significant impacts on this year’s financial results.

Itaú CorpBanca – On October 26, 2016, we acquired 10,908,002,836 shares of Itaú CorpBanca, for approximately R$ 288.1 million, this being set forth in the shareholders’ agreement entered into on April 1st, 2016 between Itaú Unibanco and Corp Group. As a consequence, Itaú Unibanco’s ownership in Itaú CorpBanca increased from approximately 33.58% to approximately 35.71%, without altering its current governance. All the required regulatory approvals have been obtained.

4) Our Performance

4.1) Result and Returns(1)

	Jan to	Jan to
In R$ billion	Set/2016	Set/2015	Change (%)(2)
Income from financial operations before loan and losses	57.4	32.7	75.5
Expenses for allowance for loan losses	(19.4)	(21.3)	(8.9)
Income from recovery of credits written off as loss	2.7	3.3	(16.7)
Banking service fees and income from bank charges	24.6	22.6	8.8
Result from insurance, pension plan and capitalization operations	3.1	3.0	5.1
Personnel, other administrative and operating expenses	(35.0)	(32.1)	9.1
Tax expenses	(6.1)	(3.6)	69.5
Equity in earnings of affiliates and Other operating revenues(3)	1.0	1.1	(10.6)
Income tax and social contribution, Minority interest in subsidiaries and Profit sharing – Manager	(12.2)	12.0	-
Net income	16.1	17.7	(8.9)
Recurring net income(4)	16.4	18.1	(9.2)
Dividends and interest on capital (net of taxes)	3.3	3.9	(14.8)
Recurring return on average equity - annualized	20.0%	24.5%	-4,5 p.p.
Recurring return on average assets - annualized	1.5%	1.8%	-0,3 p.p.

(1) Itaú Corpbanca's data were consolidated on 2nd quarter 2016. Except Recurring return on average equity - annualized which considered proforma results of Itaú Corpbanca from January to September 2015 and first quarter of 2016.

(2) Change is calculated based on actual figures in units.

(3) Equity in earnings of affiliates, jointly controlled entities and other investments, Other operating revenues and Non-operating income.

(4) Excludes the non-recurring effects of each period.

Each of the following factors have contributed to the composition of net income from January to September 2016:

Income from financial operations before loan losses: the increase of 75.5% in income from financial operations before loan losses when compared to the same period of the previous year is largely due to the tax effects of the hedge for the foreign investments(a). Excluding the tax effects, the increase would have been 4.6%. The impact of the same reclassification on the Income Tax and Social Contribution on Net Income (CSLL) line would lead to an increase compared to the same period of the previous year.

(a) The Brazilian tax legislation provides that exchange gains and losses on foreign investments are not subject to taxation (PIS/COFINS/IR/CSLL). On the other hand, gains and losses on financial instruments used for hedging this asset position are impacted by the tax effects. The distinct tax treatment for foreign exchange differences results in the volatility of gain (loss) from operations and tax (PIS/COFINS) and income tax (income tax/social contribution on net income) expense accounts.

Expenses for allowance for loan and lease losses: a decrease of 8.9% compared to the same period of the previous year, mainly due to the complementary allowance for the third quarter of 2015.

Banking service fees and income from banking charges: an increase of 8.8% compared to the same period of the previous year, due to the growth of income from credit cards, service packages and fund management.

Personnel, and other administrative and operating expenses: a 9.1% increase over the same period of the previous year as a result of higher personnel, installation, and third-party service expenses.

4.2) Asset Data

In R$ billion	September 30, 2016	September 30, 2015	Change (%)(1)
Total assets	1,399.1	1,322.7	5.8
Loan Portfolio with endorsements, sureties and private securities	605.1	590.6	2.4
Loan portfolio with endorsements and sureties	567.7	552.3	2.8
Corporate – Private securities	37.3	38.3	(2.6)
Free, raised and managed own assets	2,111.5	1,878.5	12.4
Subordinated debt	58.7	65.9	(10.9)
Stockholders’ equity	114.7	103.4	11.0

(1) Change is calculated based on actual figures.

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4.2.1) Assets

Total consolidated assets reached R$1.4 trillion at the end of September 2016, a 5.8% increase over the same period in 2015. Of this total, R$179.7 billion results from Itaú CorpBanca, which started to be consolidated in our financial statements in the second quarter of 2016.

The diversification of our business is reflected in the changing composition of our loan portfolio in the last few years, focusing on the origination of products with lower risks and more guarantees and on the internationalization of the bank’s operations.

Loan Portfolio

As of September 30, 2016, the balance of the loan portfolio, including endorsements and sureties, was R$567.7 billion, a 2.8% increase from September 30, 2015, mainly due to the effect of the consolidation of Itaú CorpBanca in our financial statements as from the second quarter of 2016.

If we also considered the credit risks associated with private securities, this increase would reach 2.4%. Excluding the effects of the foreign exchange variation, our loan portfolio, including private securities, would have increased 7.4% from the previous year.

At September 30, 2016 and 2015, the breakdown of the portfolio, including endorsements and sureties, is as follows:

Brazil – Individuals

 Credit Cards (Itaucard, Hipercard, Credicard and partnerships)

We are a leading bank in the credit card industry in Brazil in terms of transaction volume(b).

At September 30, 2016, the balance of this portfolio was R$55.7 billion, a 1.3% increase from the same period of the previous year.

The transacted amount in purchases using credit cards was R$188.3 billion from January to September 2016, which represented a 3.0% increase as compared to the same period in 2015.

In the debit card segment, which includes account holders only, we have a base of 25.8 million accounts. The transacted volume reached R$65.5 billion from January to September 2016, a 10.4% increase from the same period in 2015.

b) Source: Itaú Unibanco and ABECS ((Brazilian Association of Credit Card Companies and Services) – data from January to June 2016.

 Payroll Loans

We are a leading bank in the payroll loan segment among Brazilian private banks(c).

The balance of the payroll loan portfolio was R$45.6 billion, (37% in our branch network and 63% in other trading channels), a 0.1% decrease from September 30, 2015.

Noteworthy were the portfolios of retirees and pensioners from the INSS, which grew 9.6% from September 2015.

c) Source: Central Bank of Brazil and Financial Statements of Itaú Unibanco and Competitors – data from June 2016.

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 Mortgages Loans

We are a leading bank among private banks in mortgage loans to individuals with the use of savings funds (SBPE, the Brazilian savings and loans system)(d).

Our offer is made by a network of branches, development companies, and real estate agencies. The balance of the mortgage loan portfolio reached R$37.3 billion, an 11.5% increase over the same period of the previous year.

The ratio of the loan amount to the value of property was approximately 41.9% from January to September 2016.

In the same period, we granted about 20.7 thousand loans to borrowers, totaling R$ 6.2 billion lent, with a 23.6% market share.

d) Source: Itaú Unibanco and ABECIP, the Brazilian Association of Mortgage and Savings Institutions - data from September 2016.

 Personal Loans

In September 2016, the balance of the personal loan portfolio was R$27.9 billion, a decrease of 7.9% when compared to the same period of the previous year.

 Vehicles

The balance of the vehicle loan portfolio reached R$15.9 billion. From January to September 2016, vehicle financing by individuals totaled R$5.8 billion, with an average term of 40 months.

The average portfolio ratio of the loan amount to the vehicle value was 68.8% in September 2016, a decrease of 2.7 percentage points from the same period of the previous year.

Brazil – Companies

 Large Companies

At September 30, 2016, the balance of the loan portfolio to large companies reached R$183.4 billion, a decrease of 17.7% from the same period of the previous year.

We are in a leading position in derivatives at CETIP (Clearing House for the Custody and Financial Settlement of Securities) in financial volume and number of agreements(e). Our focus is on hedging exposures to foreign currencies, interest rates and commodities prices for our clients.

e) Source: Itaú Unibanco and CETIP - data from September 2016.

 Very Small, Small and Middle-Market Companies

At September 30, 2016, the balance of the loan portfolio was R$60.8 billion, a decrease of 14.3% from the same period of the previous year.

 Latin America

The balance of the Latin America loan portfolio was R$141.0 billion, up 94.5% from September 2015. Of this total, R$75.9 billion is from the consolidation of Itaú CorpBanca in our financial statements as from the second quarter of 2016. Excluding the effect of the foreign exchange variation, the portfolio grew 135.6% from the same period of the previous year.

Default

Our strategy to mitigate the risk resulting from credit extension, which was initiated in 2012, has influenced the default ratio, mainly due to the change to a more conservative profile of our portfolio:

•	total delinquency rate (loans that are overdue for more than 90 days) was 3.9% at September 30, 2016, an increase of 60 basis points compared to September 30, 2015;
•	in the individuals portfolio, this rate was 5.0% at the end of September 2016, a decrease of 10 basis points compared to the same period of the previous year; and
•	in the individuals portfolio, the default rate was 2.9% at the end of September 2016, up 90 basis points from September 30, 2015.

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The balance of the provisions above the minimum required by BACEN reached R$10.4 billion at September 30, 2016. The coverage ratio of the portfolio with loans more than 90 days overdue was 204% in September 2016, a decrease of 1,000 basis points from the same period in 2015.

4.2.2) Funding

Free, raised and managed own assets amounted to R$2.1 trillion at September 30, 2016, up 12.4% from the same period of the previous year. If we consider the pro forma effects of adding Itaú CorpBanca at September 30, 2015, the growth would be 4.0%.

Demand deposits added to savings deposits posted a 2.2% reduction as compared to the same period of the previous year. At September 30, 2016, the loan portfolio to funding ratio was 75.4%.

In R$ billion	September 30, 2016	September 30, 2015	Change (%)(1)
Demand Deposits	60.3	57.4	5.0
Savings	104.9	111.5	(5.9)
Time Deposits	139.5	113.5	22.9
Debentures ( (Linked to Repurchase Agreements and Third Parties’ Operations)	145.8	135.6	7.5
Funds from Bills (2) and Structured Operations Certificates	56.9	33.3	70.9
Total - Funding from Account Holders and Institutional Clients(3)	507.4	451.3	12.4

(1) Change is calculated based on actual figures.

(2) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes.

(3) Funds from Institutional Clients totaled R$ 39,995 million, which corresponds to 7.8% of the total raised with Account Holders and Institutional Clients.

4.2.3) Capital Strength

Capital

In order to ensure our strength and capital availability to support business growth, regulatory capital levels were kept above the requirements of the Central Bank of Brazil (Prudential Consolidated*), as evidenced by the Basel Ratio and Principal Capital, Tier I (see the report “Risk and Capital Management – Pillar 3” on our website www.itau.com.br/investor-relations > Corporate Governance).

At the end of September 2016, the Basel Ratio was 19.0%, of which: (i) 15.8% related to Tier I Capital, which is composed of the sum of Principal Capital and Complementary Capital; (ii) 3.2% related to Tier II Capital. These indicators provide evidence of our effective loss-absorbing capacity.

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The amount of our subordinated debt, which is part of our Tier II regulatory capital, was R$ 23.5 billion at September 30, 2016.

%			p.p.
Capital*	Sep 30, 2016	Sep 30, 2015	Change
Tier I	15.8	12.3	3.5
Tier II	3.2	3.8	-0.6
Basel I ratio	19.0	16.1	2.9

*Prudential Consolidated: consolidated financial statements including financial companies and the like.

Liquidity

As from the second quarter of 2016, we started to report our Liquidity Coverage Ratio (LCR), which is calculated based on the methodology defined by Circular No. 3,749, of the Brazilian Central Bank, which is in line with the international guidelines. In 2016, the minimum required by the Brazilian Central Bank is 70%. The average ratio for the quarter was 213.6%.

4.2.3.1) Credit Risk Ratings by Rating Agencies

On August 8, Moody’s assigned for the first time to Itaú BBA International (based in the United Kingdom) the investment grade, issuer and long-term deposit A3 rating, recognizing the strength of the balance sheet and business model of Itaú BBA International.

On September 1, Fitch reaffirmed the ratings of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A. The rating agency has emphasized that the bank has a comfortable liquidity position due to low-cost funding sources through our extensive branch network.

In October, Standard & Poor’s has also reaffirmed the ratings of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A.

For further information on ratings, please visit the Investor Relations website (www.itau.com.br/relacoes-com-investidores) in the section Itaú Unibanco > Market Opinion > Ratings.

4.3) Services

We are constantly seeking to implement and focus on the offer of new products and services that add value to our clients and diversify our sources of income, allowing the growth of our non-financial income arising mainly from the provision of services and insurance, pension plan and capitalization operations.

Asset Management

In September 2016, we reached R$540.3 billion(f) in assets under management, according to the ANBIMA management ranking, accounting for 16.2% of the market. We posted a 15.2% growth in assets under management, compared to the same period of the previous year.

In the ranking published by Investidor Institucional magazine and developed by Luz Soluções Financeira, Itaú Asset Management maintains its topping position with the best funds for institutional clients, and is the leader player in fixed income and variable income, with 28 highly rated funds, of which 13 are fixed income, 13 are variable funds and 2 are multimarket funds. This ranking considers the period from July 2015 to June 2016.

In July 2016, Itaú Asset Management was awarded by Valor Investe magazine with the Prêmio Top Gestão 2016 (2016 Best Management), organized by Standard & Poor’s, as the best multimarket fund manager with three five star funds.

Kinea, the alternative investments management company of Itaú Unibanco, holds R$ 9.2 billion in managed assets.

f) Includes Itaú Unibanco and Intrag

Custody and Bookkeeping Services

In the custody market, we hold R$1.2 trillion in assets, according to the ANBIMA management ranking in September 2016, which represents a 22.3% increase from the same period of the previous year(g).

We provided services to 217 companies listed on BM&FBovespa, which represents 61.8% of the share bookkeeping market. In debenture bookkeeping, we operated as the bookkeeper of 440 issues in September 2016, representing 48.7% of the market(h).

g) Source: ANBIMA (September 2016),

h) Source: Itaú Unibanco and BM&FBovespa (September 2016).

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Private Banking

With a full global wealth management platform, we are the market leader in Brazil and one of the main players in Latin America. Our multidisciplinary team, which is composed of private bankers, investment advisers and product experts, serves our clients from offices in eight cities in Brazil and abroad, in our offices located in Zurich, Miami, New York, Santiago, Asuncion, and Nassau.

Consortium (Vehicles ans Properties)

In September 2016, the balance of installments receivable was R$10.9 billion, with a 10.6% decrease when compared to September 2015. In the same period, we reached 396.8 thousand active quotas, a 4.3% decrease from September 2015. Consortia management fees were R$510.6 million from January to September 2016.

Investment Banking

We highlight that, from January to September 2016, our Merger and Acquisition operation provided financial advisory on 34 transactions in Latin America, totaling US$28.5 billion and topping the Dealogic ranking.

In local fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$5.5 billion from January to August 2016.

To serve international clients, we rely on units in Argentina, Chile, Colombia, Arab Emirates, the United States, Hong Kong, Mexico, United Kingdom and Peru, with a representation office in the last of these.

In this period, we were granted the “Overall Bank of the Year”, “Bank of the Year Brazil” and “Brazil Investment Bank of the Year” awards, promoted by LatinFinance.

Cash Management

In the end of September, Euromoney, one of a leading financial magazines, disclosed the result of its annual survey and Itaú Unibanco was named for the ninth consecutive year the Best Bank in Cash Management in Brazil. This award is to recognize the financial institutions that provide a diverse range of products and services to meet client needs.

 Eletronic Means of Payment

From January to September 2016, we reached 2,945.5 million transactions in debit and credit cards, a 0.7% decrease from the same period of the previous year.

The volume transacted on credit cards was R$183.7 billion from January to September 2016. This amount accounts for 65.2% of the total transactions arising from the acquiring business, with a 0.6% increase from the same period of the previous year.

The volume captured in debit cards was R$97.8 billion and accounted for 34.8% of the total volume transacted from January to September 2016, up 1.9% from the same period of the previous year.

We closed the period with 1.6 million units of equipment installed, down 16.7% from the same period of the previous year.

Rede has continually invested in loyalty programs to its clients focused on the retail segment by means of a closer operation with the bank, aiming at increasing and preserving the profitability of the segment, offering a broad portfolio of innovative products and solutions by Rede and the bank to retailers.

For the second consecutive year Rede has won from Valor Econômico newspaper the Valor 1,000 Award in the Specialized Services sector. The award is granted under the criteria approved by Fundação Getulio Vargas (FGV), under the seal of Serasa Experian. The selection of the companies takes into consideration eight indicators: net income, EBITDA margin, sustainable growth, return on equity (ROE), margin of the activity, current ratio, asset turnover and interest coverage.

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4.4) Itaú insurance, pension plan and capitalization

Insurance(i)

We continue concentrating efforts on our own channels. As highlighted on item 3 “Our Highlights”, we disposed of our group life insurance operation, the products of which were mainly sold by brokers, reinforcing Itaú Unibanco’s already disclosed strategy to focus on mass-market insurance products, typically related to retail banking.

Net income posted a 6.4% decrease from January to September 2016 compared to the same period of the previous year, due to the reduction in earned premiums and to the increased social contribution tax on net income (CSLL) rate, partially offset by a reduction in costs and an increase in the financial result.

Net income from our core insurance activities(j) decreased 10.1% from January to September 2016 compared to the same period of the previous year, mainly due to the reduction in earned premiums of the companies portfolio and insurance linked to credit, and to the increased social contribution tax on net income (CSLL) rate.

Premiums earned dropped 12.9% when compared to January to September 2015, and reached R$3.8 billion in the period, mainly due to the early termination of the Extended Warranty agreement between Itaú Seguros S.A. and Via Varejo, in the third quarter of 2014(k). Retained claims totaled R$1 billion from January to September 2016, a 6.4% decrease from the same period in 2015.

Loss ratio was 28.9% from January to September 2016, a 200 basis points increase from the same period of the previous year, mainly driven by the decrease in the extended warranty portfolio, which reflects the early termination mentioned above. The combined ratio in the period was 68.3%, a 220 basis points decrease from the same period of the previous year. Technical provisions for insurance were R$ 4.3 billion at September 30, 2016.

Between January and September 2016, the amount of total sales to account holders fell 24.4% compared to the same period of the previous year, impacted by the economic scenario when compared to previous periods.

Sales to clients of Digital Branches accounted for 9.4% of the total insurance products sales to account holders from January to September 2016, a 650 basis points increase from the same period of 2015.

i) Not including our interest in Porto Seguro.

j) Our core activities consist of mass-market products related to Life, Property, Credit, Pension and Capitalization.

k) Premiums earned for extended warranty insurance products are only recognized after the manufacturer’s warranty runs out.

Pension Plan

We focus on mass-market products, operating based on the bancassurance model, on which products are offered in synergy through the bank’s diversified channels, such as the retail (branch network), and the wholesale channels. Product innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with their Human Resources areas and adopting a communication strategy designed for the financial education of their employees.

In August 2016, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), our market share of total technical provisions was 23.1%, whereas the individual plans accounted for 23.6%(l).

Total gross funding from pension plans totaled R$16.8 billion in September 2016, up 11.5% when compared to the same period of the previous year.

l) Source: FENAPREVI – data of August 2016.

Capitalization

In capitalization, we reached 13.6 million certificates in force at September 30, 2016. The technical provisions for capitalization reached R$3.1 billion at September 30, 2016 and collection with capitalization certificates reached R$2.2 billion from January to September 2016, a 8.2 % increase compared to the same period of the previous year.

Sales to clients of Digital Branches accounted for 8.3% of total sales to account holders from January to September 2016, a 710 basis points increase compared to the same period of the previous year.

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4.5) Stock Market

Market Value – at September 30, 2016, Itaú Unibanco was ranked the second largest bank in Brazil in terms of market value (R$ 211.6 billion) and the first among financial institutions, according to the Bloomberg ranking.

In Ibovespa we are the most actively traded company, represented by our preferred share (ITUB4).

Presence in Market Indexes

In August 2016, BMF&FBOVESPA disclosed the composition of the stock portfolios that make up market indexes, effective for the period from September to December 2016. We highlight our presence in the market indexes in the following table:

Portfolio - September to December 2016

Index	Itaú Unibanco's Weight(1)	Ranking(1)
Ibovespa (Bovespa Index)	10.59%	1st
IBrX50 - Brazil Index 50	10.79%	1st
IBrX100 - Brazil Index 100	9.53%	1st
IFNC - Financial Index(2)	20.00%	1st
IGC - Special Corporate Governance Stock Index	7.87%	1st
ITAG - Special Tag Along Stock Index	12.66%	1st
ISE - Corporate Sustainability Index(3)	5.99%	4th

(1) It was considered the sum of all classes of shares of each company that participates in the indices.

(2) The weight of the companies' shares in the Index (including all types of shares) cannot exceed 20%.

(3) The weight of one economic sector in the Corporate Sustainability Index (ISE), including all types of shares, cannot exceed 15%.

Dow Jones Sustainability Index – Itaú Unibanco was selected for the 17th consecutive year to make up the Dow Jones Sustainability World Index (DJSI), the main sustainability index in the world, in its 2016/2017 edition. We are the only latin american bank to be part of the index since its creation in 1999. In this edition, we achieved the best rate in the banking sector in the categories "Anti-Crime Policies/Actions"; "Financial Stability and Systemic Risk''; "Business Risks and Opportunities" and "Financial Inclusion".

2016 Latin America Executive Team – Our executives won Best CEO, Best CFO and Best IR Professional awards from Institutional Investor. We were also recognized as the Best IR Program, Best IR by Team and Best IR Website.

Relations with the market

Over 2016, Itaú Unibanco held fifteen APIMEC (Association of Capital Market Analysts and Investment Professionals) meetings, with the attendance of 1,535 participants. We take this opportunity to invite you all for our next meeting to be held on November 17 in São Paulo. For further information please go to the Investor Relations website (www.itau.com.br/investor-relations).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	73

		R$	%
Shares(1)	September 30, 2016	September 30, 2015	Change
Recurring net income per share(2)	2.52	2.74	(8.0)
Net income per share(2)	2.47	2.68	(7.8)
Book value per share(2)	17.57	15.79	11.3
Number of outstanding shares (in millions)	6,530.8	6,545.1	(0.2)
Dividends/Interest on capital, net per share	0.55	0.50	(16.5)
Price of preferred share (ITUB4)(3)	32.45	23.83	36.2
Price of common share (ITUB3)(3)	28.57	21.99	29.9
Price of preferred share (PN)(3)/Net income per share (annualized)	9.85	6.67	47.7
Price of preferred share (PN)(3)/Stockholders’ equity per share	1.85	1.51	22.3
Market value (in billions)(4)(5)	211.6	156.0	35.6

(1) For better comparability, outstanding shares were adjusted by the bonus shares of October 2016.

(2) Calculated based on the weighted average of the number of shares.

(3) Based on the average quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$197.5 billion on September 30, 2016 and R$151.7 billion on September 30, 2015, resulting a variation of 30%.

5) PEOPLE

We had 95.9 thousand employees at the end of September 2016, including about 14.3 thousand employees in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$ 10.7 billion in the period, a 7.2% increase from the same period of the previous year.

The Bank Employees Union meeting held on October 6, 2016 approved the labor agreement related to the collective bargaining negotiations for 2016/2018, which sets forth an 8.0% wage increase for bank employees plus a fixed bonus in the amount of R$3,500.00, and other benefits. The agreement further provides that the wages of August 31, 2017 be adjusted on September 1, 2017, based on inflation measured by INPC/IBGE in the period from September 2016 and August 2017, plus 1% real increase.

Best Companies to Work for 2016 – In August, Itaú Unibanco was elected for the 8th consecutive year one of the Best Companies to Work for, according to a survey carried out by Época magazine in partnership with the Great Place to Work Institute. The objective of the survey is to recognize the companies that have the best people management practices. In this edition, 1,563 companies took part of the survey, corresponding to more than 1.8 million employees in Brazil. To choose the 150 ranked companies, Época carried out a survey with employees and the HR area of the companies.

6) AWARDS AND RECOGNITION

In the third quarter of 2016, we received significant recognition that contributed to strengthen our reputation. Shown below is the list of awards received by the bank in the period:

Valor Inovação Brasil 2016 (Valor Innovation Brazil 2016) Award (Valor Econômico magazine – July 2016)	Itaú Unibanco ranked first in the Financial Services sector.

Top 1000 World Banks 2016 (The Banker – July 2016)	Itaú Unibanco was the winner in the Top 25 – Latin America and the Caribbean ranking.

Top Gestão 2016 (Top Management 2016) (Valor Econômico – July 2016)	Itaú Asset Management ranked first in the Largest Companies – Multimarket category of the Top Gestão Valor Investe award.

Project & Infrastructure Finance Awards (Latin Finance - July 2016)	Itaú BBA was recognized in the Best Infrastructure Bank Brazil category.

Anuário Época Negócios 360º (Época Negócios Directory 360º) (Época Negócios magazine – August 2016)	Itaú Unibanco was presented as the winner in the Banking sector in this directory. Additionally, Itaú Seguros ranked among the 60 top companies in the global ranking of the best 300 in the 5th edition of the directory.

Mais Valor Produzido (MVP) – Bancos 2016 (More Created Value – Banks 2016) Ranking (Dom Strategy Partners – August 2016)	Itaú Unibanco was chosen as the bank with the highest perception of value by its stakeholders for the third consecutive year.

As Melhores da Dinheiro 2016 (The Best of Dinheiro 2016) (Isto É Dinheiro magazine – September 2016)	In the 14th edition of this award, Itaú Unibanco was chosen as the Company of the Year and also The Best Bank.

Prêmio Ouvidorias Brasil 2016 (Brazil Ombudsman Offices Award) ABRAREC (Brazilian Association of Customer-Company Relations) and Grupo Padrão – September 2016	Itaú Unibanco received this award with the Solução Perto de Você (Close to you solution) case.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	74

7) REGULATION

7.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

In the period from January to September 2016, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and the related dates:

•	January 22 and August 25 – tax advisory procedures and transfer pricing;
•	February 15, March 7, March 23, May 16 and May 23 – acquisition of training, technical materials and research;
•	March 31– review of tax-accounting bookkeeping; and
•	July 11 – advisory on the review of the structuring of sales of the loan portfolio.

Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval by the Audit Committee.

7.2) BACEN – Circular No. 3,068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified in the category “held-to-maturity securities” in the balance sheet, in the amount of R$41.2 billion, corresponding to 11.5% of total securities and derivative financial instruments held in September 2016.

7.3) International Financial Reporting Standards (IFRS)

We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

8) ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust. (Approved at the Board of Directors' Meeting of October 28, 2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	75

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Vice-Chairmen	Director-Generals
Alfredo Egydio Arruda Villela Filho	Candido Botelho Bracher
Roberto Egydio Setubal	Márcio de Andrade Schettini
Marco Ambrogio Crespi Bonomi
Members
Alfredo Egydio Setubal	Executive Vice-Presidents
Candido Botelho Bracher	Claudia Politanski
Demosthenes Madureira de Pinho Neto	Eduardo Mazzilli de Vassimon
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola	Executive Officers
José Galló	Alexsandro Broedel Lopes
Nildemar Secches	Fernando Barçante Tostes Malta
Pedro Luiz Bodin de Moraes	Leila Cristiane Barboza Braga de Melo
Ricardo Villela Marino	Paulo Sergio Miron

AUDIT COMMITTEE	Officers
Chairman	Adriano Cabral Volpini
Geraldo Travaglia Filho	Álvaro Felipe Rizzi Rodrigues
Atilio Luiz Magila Albiero Junior
Members	Eduardo Hiroyuki Miyaki
Antonio Francisco de Lima Neto	Emerson Macedo Bortoloto
Diego Fresco Gutierrez	Gilberto Frussa
Maria Helena dos Santos Fernandes de Santana	José Virgilio Vita Neto
Marcelo Kopel (*)
FISCAL COUNCIL	Matias Granata
President	Rodrigo Luis Rosa Couto
Alkimar Ribeiro Moura	Sergio Mychkis Goldstein
Wagner Bettini Sanches
Members
Carlos Roberto de Albuquerque Sá	(*) Investor Relations Officer.
José Caruso Cruz Henriques

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	76

ITAÚ UNIBANCO S.A.

Director-Generals

Candido Botelho Bracher

Márcio de Andrade Schettini

Marco Ambrogio Crespi Bonomi

Executive Vice-Presidents

Alberto Fernandes

Caio Ibrahim David

Claudia Politanski

Eduardo Mazzilli de Vassimon

Ricardo Villela Marino

Executive Officers

Alexsandro Broedel Lopes

Álvaro de Alvarenga Freire Pimentel

André Luis Texeira Rodrigues

André Sapoznik

Carlos Eduardo Monico

Christian George Egan

Fernando Barçante Tostes Malta

Fernando Marsella Chacon Ruiz

Flávio Augusto Aguiar de Souza

João Marcos Pequeno de Biase

Leila Cristiane Barboza Braga de Melo

Luís Fernando Staub

Luiz Eduardo Loureiro Veloso

Ricardo Ribeiro Mandacaru Guerra

Officers

Adriano Cabral Volpini

Adriano Maciel Pedroti

Álvaro Felipe Rizzi Rodrigues

André Carvalho Whyte Gailey

André Henrique Caldeira Daré

Andréa Matteucci Pinotti Cordeiro

Antonio Carlos Barbosa Ortiz

Atilio Luiz Magila Albiero Junior

Badi Maani Shaikhzadeh

Carlos Eduardo de Castro

Carlos Henrique Donegá Aidar

Carlos Orestes Vanzo

Cesar Ming Pereira da Silva

Cesar Padovan

Cícero Marcus de Araújo

Cintia Carbonieri Fleury de Camargo

Claudio César Sanches

Cláudio José Coutinho Arromatte

Cristiane Magalhães Teixeira Portella

Cristiano Rogério Cagne

Cristina Cestari

Edilson Pereira Jardim

Eduardo Cardoso Armonia

Eduardo Corsetti

Elaine Cristina Zanatta Rodrigues Vasquinho

Emerson Savi Junqueira

Estevão Carcioffi Lazanha

Fabiana Pascon Bastos

Fabiano Meira Dourado Nunes

Felipe de Souza Wey

Fernando Della Torre Chagas

Officers (continued)

Fernando Julião de Souza Amaral

Fernando Mattar Beyruti

Flávio Delfino Júnior

Flavio Ribeiro Iglesias

Francisco Vieira Cordeiro Neto

Gabriela Rodrigues Ferreira

Gilberto Frussa

Gustavo Trovisco Lopes

Henrique Pinto Echenique

João Antonio Dantas Bezerra Leite

João Carlos de Gênova

Jorge Luiz Viegas Ramalho

José de Castro Araújo Rudge Filho

José Virgilio Vita Neto

Laila Regina de Oliveira Pena de Antonio

Leon Gottlieb

Lineu Carlos Ferraz de Andrade

Livia Martines Chanes

Luís Eduardo Gross Siqueira Cunha

Luís Tadeu Mantovani Sassi

Luiz Felipe Monteiro Arcuri Trevisan

Luiz Fernando Butori Reis Santos

Luiz Severiano Ribeiro

Marcello Siniscalchi

Marcelo Kopel

Marcelo Luis Orticelli

Marcio Luis Domingues da Silva

Marco Antonio Sudano

Marcos Antônio Vaz de Magalhães

Mário Lúcio Gurgel Pires

Mario Magalhães Carvalho Mesquita (**)

Matias Granata

Messias dos Santos Esteves

Pedro Barros Barreto Fernandes

Renata Helena de Oliveira Tubini

Ricardo Lima Soares

Ricardo Nuno Delgado Gonçalves

Ricardo Urquijo Lazcano

Roberto Fernando Vicente

Roberto Teixeira de Camargo (*)

Rodnei Bernardino de Souza

Rodrigo Jorge Dantas de Oliveira

Rodrigo Luís Rosa Couto

Rodrigo Rodrigues Baia

Sergio Guillinet Fajerman

Sergio Mychkis Goldstein

Thales Ferreira Silva

Thiago Luiz Charnet Ellero

Vanessa Lopes Reisner

Wagner Bettini Sanches

(*) Elected at the ESM of September 19, 2016, awaiting approval from BACEN of October 18, 2016.

(**) Elected at the ESM of September 20, 2016, awaiting approval from BACEN of October 11, 2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	77

BANCO ITAÚ BBA S.A.

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Executive Vice-Presidents

Alberto Fernandes

Executive Officers

Álvaro de Alvarenga Freire Pimentel

Christian George Egan

Officers

Adriano Cabral Volpini

Alexsandro Broedel Lopes

André Carvalho Whyte Gailey

Carlos Henrique Donegá Aidar

Cristiano Rogério Cagne

Fernando Barçante Tostes Malta

Flávio Delfino Júnior

João Carlos de Gênova

Marco Antônio Sudano

Roderick Sinclair Greenlees

Rodrigo Luís Rosa Couto

Sergio Mychkis Goldstein

Vanessa Lopes Reisner

ITAÚ SEGUROS S.A.

Chief Executive Officer

Luiz Eduardo Loureiro Veloso

Officers

Adriano Cabral Volpini

Alexsandro Broedel Lopes

Carlos Henrique Donegá Aidar

Fernando Barçante Tostes Malta

Henrique Pinto Echenique

Leon Gottlieb

Luís Eduardo Gross Siqueira Cunha

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	78

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	09/30/2016	09/30/2015
Current assets		965,642,392	905,752,621
Cash and cash equivalents		20,175,895	18,138,383
Interbank investments	4b and 6	277,191,977	228,980,575
Money market		252,245,457	194,766,725
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,038,970	3,329,381
Interbank deposits		21,907,550	30,884,469
Securities and derivative financial instruments	4c, 4d and 7	244,907,080	225,047,491
Own portfolio		56,130,296	40,988,823
Subject to repurchase commitments		16,414,396	36,991,153
Pledged in guarantee		7,706,254	5,260,425
Securities under resale agreements with free movement		8,811,167	2,660
Deposited with the Central Bank		818,669	3,254,033
Derivative financial instruments		14,535,959	21,900,743
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	135,535,659	111,011,735
Assets guaranteeing technical provisions – other securities	11b	4,954,680	5,637,919
Interbank accounts		80,851,515	69,202,577
Pending settlement		4,243,432	3,873,849
Central Bank deposits		76,387,552	65,263,185
National Housing System (SFH)		2,973	2,308
Correspondents		83,894	63,235
Interbank onlending		133,664	-
Interbranch accounts		112,179	169,472
Loan, lease and other credit operations	8	238,568,754	238,045,614
Operations with credit granting characteristics	4e	257,884,378	254,710,132
(Allowance for loan losses)	4f	(19,315,624)	(16,664,518)
Other receivables		101,503,804	123,874,665
Foreign exchange portfolio	9	35,598,059	59,725,713
Income receivable		2,340,001	2,289,610
Transactions with credit card issuers	4e	23,356,149	23,392,701
Receivables from insurance and reinsurance operations	4m I and 11b	1,402,324	1,266,287
Negotiation and intermediation of securities		6,691,641	10,890,975
Deferred tax assets	14b I	19,498,652	14,398,879
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	2,118,266	2,158,919
Sundry	13a	10,498,712	9,751,581
Other assets	4g	2,331,188	2,293,844
Assets held for sale		781,546	465,313
(Valuation allowance)		(151,368)	(79,067)
Unearned reinsurance premiums	4m I	13,965	12,701
Prepaid expenses	4g and 13b	1,687,045	1,894,897

Long term receivables		406,462,979	398,200,025
Interbank investments	4b and 6	1,471,484	696,883
Money market		231,286	-
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	41,883	-
Interbank deposits		1,198,315	696,883
Securities and derivative financial instruments	4c, 4d and 7	112,642,270	120,796,270
Own portfolio		64,985,711	76,020,008
Subject to repurchase commitments		5,387,742	23,610,814
Pledged in guarantee		5,830,224	1,877,218
Securities under resale agreements with free movement		16,101,506	-
Deposited with the Central Bank		1,890,590	2,282,907
Derivative financial instruments		11,754,734	11,622,310
Assets guaranteeing technical provisions – other securities	11b	6,691,763	5,383,013
Interbank accounts - National Housing System (SFH)		602,268	534,297
Loan, lease and other credit operations	8	217,655,663	204,959,530
Operations with credit granting characteristics	4e	237,442,923	222,488,362
(Allowance for loan losses)	4f	(19,787,260)	(17,528,832)
Other receivables		73,428,074	70,129,631
Foreign exchange portfolio	9	18,358,140	4,483,204
Receivables from insurance and reinsurance operations	4m I and 11b	16,148	223,718
Deferred tax assets	14b I	35,771,974	45,058,516
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	11,101,076	11,550,824
Sundry	13a	8,180,736	8,813,369
Other assets		663,220	1,083,414
Unearned reinsurance premiums	4m I	-	520
Prepaid expenses	4g and 13b	663,220	1,082,894
Permanent assets		26,994,233	18,739,982
Investments	4h, 15a Il and III	4,809,883	3,732,317
Investments in affiliates and jointly controlled entities		4,307,510	3,293,598
Other investments		711,203	647,657
(Allowance for losses)		(208,830)	(208,938)
Real estate in use	4i and 15b l	6,586,334	7,244,169
Real estate in use		4,284,404	4,164,326
Other fixed assets		12,159,095	11,843,152
(Accumulated depreciation)		(9,857,165)	(8,763,309)
Goodwill	4j and 15b ll	1,432,824	243,688
Intangible assets	4k and 15b lll	14,165,192	7,519,808
Acquisition of rights to credit payroll		1,074,419	1,048,577
Other intangible assets		17,462,056	9,656,696
(Accumulated amortization)		(4,371,283)	(3,185,465)
Total assets		1,399,099,604	1,322,692,628

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	79

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	09/30/2016	09/30/2015
Current liabilities		705,244,191	727,695,951
Deposits	4b and 10b	246,594,399	244,856,389
Demand deposits		60,286,011	57,387,934
Savings deposits		104,850,334	111,450,931
Interbank deposits		3,904,072	18,138,194
Time deposits		77,553,982	57,879,330
Deposits received under securities repurchase agreements	4b and 10c	208,730,860	183,869,184
Own portfolio		56,714,412	71,545,487
Third-party portfolio		126,876,109	106,241,668
Free portfolio		25,140,339	6,082,029
Funds from acceptances and issuance of securities	4b and 10d	29,928,485	28,610,201
Real estate, mortgage, credit and similar notes		22,095,960	21,136,509
Foreign borrowing through securities		5,880,661	6,483,574
Structured operations certificates		1,951,864	990,118
Interbank accounts		5,429,827	5,397,419
Pending settlement		3,575,098	3,574,322
Correspondents		1,854,729	1,823,097
Interbranch accounts		5,638,387	6,075,888
Third-party funds in transit		5,555,988	6,040,231
Internal transfer of funds		82,399	35,657
Borrowing and onlending	4b and 10e	48,939,322	58,196,244
Borrowing		39,055,469	43,409,067
Onlending		9,883,853	14,787,177
Derivative financial instruments	4d and 7g	10,597,977	23,916,153
Technical provision for insurance, pension plan and capitalization	4m II and 11a	4,353,515	7,909,334
Other liabilities		145,031,419	168,865,139
Collection and payment of taxes and contributions		4,179,015	4,444,275
Foreign exchange portfolio	9	36,734,594	59,055,431
Social and statutory	16b II	3,459,808	4,412,029
Tax and social security contributions	4n, 4o and 14c	6,877,656	7,607,780
Negotiation and intermediation of securities		10,209,104	14,818,292
Credit card operations	4e	51,807,612	51,197,223
Subordinated debt	10f	11,245,163	8,794,065
Provisions for contingent liabilities	12b	4,159,101	3,397,666
Sundry	13c	16,359,366	15,138,378

Long term liabilities		564,143,486	487,886,760
Deposits	4b and 10b	62,004,433	55,872,272
Interbank deposits		35,787	231,619
Time deposits		61,968,646	55,640,653
Deposits received under securities repurchase agreements	4b and 10c	151,605,667	134,044,436
Own portfolio		110,674,046	107,178,461
Free portfolio		40,931,621	26,865,975
Funds from acceptances and issuance of securities	4b and 10d	61,034,850	30,867,649
Real estate, mortgage, credit and similar notes		29,781,440	8,368,559
Foreign borrowing through securities		28,136,609	19,670,667
Structured Operations Certificates		3,116,801	2,828,423
Borrowing and onlending	4b and 10e	31,341,116	46,384,169
Borrowing		10,204,896	20,835,284
Onlending		21,136,220	25,548,885
Derivative financial instruments	4d and 7g	15,073,906	18,429,852
Technical provision for insurance, pension plan and capitalization	4m II and 11a	145,780,942	118,226,464
Other liabilities		97,302,572	84,061,918
Foreign exchange portfolio	9	18,382,416	4,084,216
Tax and social security contributions	4n, 4o and 14c	15,600,389	7,892,740
Subordinated debt	10f	47,486,938	57,116,109
Provisions for contingent liabilities	12b	12,253,808	11,098,018
Sundry	13c	3,579,021	3,870,835
Deferred income	4p	1,724,161	1,908,464
Non-controlling interests	16f	13,272,818	1,848,568
Stockholders' equity	16	114,714,948	103,352,885
Capital		97,148,000	85,148,000
Capital reserves		1,455,984	1,412,963
Revenue reserves		19,779,577	20,936,355
Asset valuation adjustment	4c, 4d and 16e	(2,418,279)	(595,377)
(Treasury shares)		(1,250,334)	(3,549,056)
Total liabilities and stockholders' equity		1,399,099,604	1,322,692,628

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	80

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	01/01 to 09/30/2016	01/01 to 09/30/2015
Income related to financial operations		118,259,553	125,893,997
Loan, lease and other credit operations		58,112,769	59,174,926
Securities and derivative financial instruments		38,939,181	52,966,104
Financial income related to insurance, pension plan and capitalization operations	11c	14,306,557	9,300,527
Foreign exchange operations		1,742,705	287,664
Compulsory deposits		5,158,341	4,164,776
Expenses related to financial operations		(60,885,108)	(93,204,032)
Money market		(52,992,020)	(53,817,480)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(13,630,819)	(8,648,573)
Borrowing and onlending	10e	5,737,731	(30,737,979)
Income related to financial operations before loan and losses		57,374,445	32,689,965
Result of allowance for loan losses	8d I	(16,697,099)	(18,042,979)
Expenses for allowance for loan losses		(19,437,051)	(21,330,552)
Income related to recovery of credits written off as loss		2,739,952	3,287,573
Gross income related to financial operations		40,677,346	14,646,986
Other operating revenues (expenses)		(12,393,887)	(8,992,066)
Banking service fees	13d	16,796,661	15,375,985
Income related to bank charges	13e	7,807,821	7,237,429
Result from insurance, pension plan and capitalization operations	11c	3,135,718	2,982,589
Personnel expenses	13f	(16,271,839)	(13,877,403)
Other administrative expenses	13g	(13,088,791)	(12,397,888)
Tax expenses	4o and 14a II	(6,051,885)	(3,570,140)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a II and lll	382,299	452,056
Other operating revenues	13h	580,851	657,200
Other operating expenses	13i	(5,684,722)	(5,851,894)
Operating income		28,283,459	5,654,920
Non-operating income		56,638	31,136
Income before taxes on income and profit sharing		28,340,097	5,686,056
Income tax and social contribution	4o and 14a I	(11,969,890)	12,407,068
Due on operations for the period		(3,696,058)	(7,839,976)
Related to temporary differences		(8,273,832)	20,247,044
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(159,407)	(167,303)
Non-controlling interests	16f	(114,202)	(263,988)
Net income		16,096,598	17,661,833
Weighted average of the number of outstanding shares	16a	6,521,959,831	6,597,019,717
Net income per share – R$		2.47	2.68
Book value per share - R$ (outstanding at 09/30)		17.57	15.79

Supplementary information

Exclusion of non recurring effects	2a and 22k	307,936	397,582
Net income without non recurring effects		16,404,534	18,059,415
Net income per share – R$		2.52	2.74

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	81

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 09/30/2016	01/01 to 09/30/2015
Adjusted net income		71,279,318	32,271,005
Net income		16,096,598	17,661,833
Adjustments to net income:		55,182,720	14,609,172
Granted options recognized and share-based payment – variable compensation		(61,121)	55,103
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)	7h	(4,377,775)	1,169,501
Effects of changes in exchange rates on cash and cash equivalents		19,341,578	(10,549,886)
Allowance for loan losses		19,437,051	21,330,552
Interest and foreign exchange expenses related to operations with subordinated debt		(385,859)	15,323,265
Financial expenses on technical provisions for pension plan and capitalization		13,630,819	8,648,573
Depreciation and amortization	15b	2,003,475	1,946,764
Interest expenses related to provision for contingent and legal liabilities	12b	1,275,793	1,160,849
Provision for contingent and legal liabilities	12b	3,508,428	2,728,434
Interest income related to escrow deposits	12b	(289,403)	(192,257)
Deferred taxes (excluding hedge tax effects)		1,331,958	(4,700,339)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(382,299)	(452,056)
Interest and foreign exchange income related to available-for-sale securities		(608,226)	(15,347,318)
Interest and foreign exchange income related to held-to-maturity securities		(175,148)	(7,749,112)
(Gain) loss on sale of available-for-sale financial assets	7i	429,011	1,189,908
(Gain) loss on sale of investments		(12,897)	46,627
(Gain) loss on sale of foreclosed assets		65,326	21,539
(Gain) loss on sale of fixed assets		(2,172)	5,253
Non-controlling interests		114,202	263,988
Other		339,979	(290,216)
Change in assets and liabilities		(21,268,741)	(41,744,305)
(Increase) decrease in assets		46,904,430	(68,050,455)
Interbank investments		25,591,407	(14,133,478)
Securities and derivative financial instruments (assets / liabilities)		(7,241,360)	(3,524,502)
Compulsory deposits with the Central Bank of Brazil		(9,831,553)	(2,156,871)
Interbank and interbranch accounts (assets / liabilities)		(325,332)	2,273,260
Loan, lease and other credit operations		39,172,871	(39,819,037)
Other receivables and other assets		(2,071,574)	(9,540,079)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		1,609,971	(1,149,748)
(Decrease) increase in liabilities		(68,173,171)	26,306,150
Deposits		(52,358,688)	5,955,413
Deposits received under securities repurchase agreements		5,330,197	(7,099,487)
Funds for issuance of securities		3,211,687	11,728,146
Borrowing and onlending		(30,719,411)	15,803,945
Credit card operations (assets / liabilities)		(2,368,171)	(6,511,983)
Technical provision for insurance, pension plan and capitalization		4,417,673	4,705,051
Collection and payment of taxes and contributions		3,939,974	4,218,266
Other liabilities		5,615,480	2,545,938
Deferred income		(274,563)	485,747
Payment of income tax and social contribution		(4,967,349)	(5,524,886)
Net cash provided by (used in) operating activities		50,010,577	(9,473,300)
Interest on capital / dividends received from affiliated companies		176,947	188,661
Funds received from sale of available-for-sale securities		16,749,393	9,296,787
Funds received from redemption of held-to-maturity securities		2,759,872	2,456,786
Disposal of assets not for own use		167,452	75,034
Disposal of investments		14,562	73,840
Cash and Cash equivalents, net of assets and liabilities arising from the merger with CorpBanca	2cI	5,869,160	-
Cash and cash equivalents, net assets and liabilities due from Recovery acquisition	2cI	(713,914)	-
Sale of fixed assets		48,643	82,032
Termination of intangible asset agreements		9,880	54,878
Purchase of available-for-sale securities		(13,492,779)	(8,772,673)
Purchase of held-to-maturity securities		(1,586,320)	(2,680,755)
Purchase of investments - basicaly ConectCar	2cI	(412,052)	(125,263)
Disposal (Purchase) of fixed assets	15b	(196,610)	(903,825)
Disposal (Purchase) of intangible assets	15b	(401,827)	(766,682)
Net cash provided by (used in) investment activities		8,992,407	(1,021,180)
Decrease in subordinated debt		(11,530,371)	(3,982,026)
Change in non-controlling interests	16f	20,279	(772,763)
Granting of stock options		613,132	344,099
Purchase of treasury shares		(200,200)	(2,520,077)
Dividends and interest on capital paid to non-controlling interests		(136,588)	(57,384)
Dividends and interest on capital paid		(7,396,443)	(6,740,481)
Net cash provided by (used in) financing activities		(18,630,191)	(13,728,632)

Net increase (decrease) in cash and cash equivalents		40,372,793	(24,223,112)

Cash and cash equivalents at the beginning of the period		87,191,559	87,831,981
Effects of changes in exchange rates on cash and cash equivalents		(19,341,578)	10,549,886
Cash and cash equivalents at the end of the period	4a and 5	108,222,774	74,158,755

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	82

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 09/30/2016		01/01 to 09/30/2015
Income		129,940,143		134,135,357
Financial operations		118,259,553		125,893,997
Banking services		24,604,482		22,613,414
Result from insurance, pension plan and capitalization operations		3,135,718		2,982,589
Result from loan losses	8d	(16,697,099)		(18,042,979)
Other		637,489		688,336
Expenses		(66,569,830)		(99,055,926)
Financial operations		(60,885,108)		(93,204,032)
Other		(5,684,722)		(5,851,894)
Inputs purchased from third parties		(10,400,352)		(9,937,760)
Materials, energy and others	13g	(228,528)		(304,826)
Third-party services	13g	(3,174,928)		(2,885,284)
Other		(6,996,896)		(6,747,650)
Data processing and telecommunications	13g	(2,893,848)		(2,950,252)
Advertising, promotions and publication	13g	(672,603)		(745,497)
Installations		(1,161,055)		(1,048,447)
Transportation	13g	(296,991)		(299,500)
Security	13g	(534,708)		(506,780)
Travel expenses	13g	(139,050)		(158,715)
Other		(1,298,641)		(1,038,459)
Gross added value		52,969,961		25,141,671
Depreciation and amortization	13g	(1,651,628)		(1,499,321)
Net added value produced by the company		51,318,333		23,642,350
Added value received through transfer	15a lll	382,299		452,056
Total added value to be distributed		51,700,632		24,094,406
Distribution of added value		51,700,632		24,094,406
Personnel		14,920,405	28.9%	12,605,090	52.3%
Compensation		12,019,468	23.2%	9,909,670	41.1%
Benefits		2,290,159	4.4%	2,111,991	8.8%
FGTS – government severance pay fund		610,778	1.2%	583,429	2.4%
Taxes, fees and contributions		19,532,616	37.8%	(7,397,312)	-30.7%
Federal		18,637,853	36.0%	(8,214,285)	-34.1%
State		22,163	0.0%	18,850	0.1%
Municipal		872,600	1.7%	798,123	3.3%
Return on third parties’ assets - Rent		1,036,811	2.0%	960,807	4.0%
Return on own assets		16,210,800	31.4%	17,925,821	74.4%
Dividends and interest on capital		3,742,298	7.2%	4,374,881	18.2%
Retained earnings (loss) for the period		12,354,300	23.9%	13,286,952	55.1%
Minority interest in retained earnings		114,202	0.2%	263,988	1.1%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	83

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	09/30/2016	09/30/2015
Current assets		6,262,703	7,574,378
Cash and cash equivalents		235,992	217,710
Interbank investments	4b and 6	50,593	5,917,092
Money market		50,593	30,264
Interbank deposits		-	5,886,828
Securities and derivative financial instruments	4c, 4d and 7	4,669	15,709
Own portfolio		-	859
Pledged in guarantee		4,669	4,195
Derivative Financial Instruments		-	10,655
Other receivables		5,967,636	1,419,869
Income receivable	15a I	2,201,059	189,901
Deferred tax assets	14b I	762,641	325,288
Escrow deposits - Civil, Labor, Tax and Social lawsuits		366	-
Sundry	13a	3,003,570	904,680
Other assets – prepaid expenses	4g	3,813	3,998
Long term receivables		66,511,418	70,892,596
Interbank investments – interbank deposits	4b and 6	64,534,588	70,030,255
Securities and derivative financial instruments - Own portfolio	4c, 4d and 7	1,437	-
Other receivables		1,975,393	862,341
Deferred tax assets	14b I	898,407	123,969
Escrow deposits - Civil, Labor, Tax and Social lawsuits		17,585	16,268
Sundry	13a	1,059,401	722,104
Permanent assets		91,670,649	75,843,398
Investments - Investments in subsidiaries	15a I	91,670,629	75,843,358
Real estate in use	4i	20	40
Total assets		164,444,770	154,310,372
Liabilities

Current liabilities		11,348,650	3,426,360
Deposits - interbank deposits	4b and 10b	9,997,096	-
Derivative Financial Instruments	4d and 7h	-	-
Other liabilities		1,351,554	2,866,412
Social and statutory	16b II	765,322	1,733,513
Tax and social security contributions	4n, 4o and 14c	215,915	625,212
Subordinated debt	10f	357,231	441,252
Provisions for contingent liabilities		3,295	2,843
Sundry		9,791	63,592
Long term liabilities		35,316,172	42,863,789
Deposits - Interbank deposits	4b and 10b	3,012,029	7,554,921
Funds from acceptance and issuance of securities	4b and 10d	3,441,696	4,170,475
Derivative Financial Instruments	4d and 7	3,284,134	81,155
Other liabilities		25,578,313	31,057,238
Tax and social security contributions	4n, 4o and 14c	128,065	11,725
Subordinated debt	10f	25,244,152	30,872,596
Provisions for contingent liabilities		185,600	172,917
Sundry		20,496	-
Stockholders' equity	16	117,779,948	108,020,223
Capital		97,148,000	85,148,000
Capital reserves		1,455,984	1,412,963
Revenue reserves		22,514,337	26,086,533
Asset valuation adjustment	4c and 4d	(2,088,039)	(1,078,217)
(Treasury shares)		(1,250,334)	(3,549,056)
Total liabilities and stockholders' equity		164,444,770	154,310,372

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	84

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

		01/01 to	01/01 to
	Note	09/30/2016	09/30/2015
Income related to financial operations		1,714,693	4,346,298
Securities and derivative financial instruments		1,714,693	4,346,298
Expenses related to financial operations		1,013,153	(1,450,077)
Money market	10 d	1,013,153	(1,450,077)
Gross income related to financial operations		2,727,846	2,896,221
Other operating revenues (expenses)		9,488,048	13,104,320
Personnel expenses		(104,600)	(108,798)
Other administrative expenses		(43,176)	(31,535)
Tax expenses	14a II	(220,810)	(179,994)
Equity in earnings of subsidiaries	15a I	9,929,515	13,501,407
Other operating revenues (expenses)		(72,881)	(76,760)
Operating income		12,215,894	16,000,541
Non-operating income		20,527	21,555
Income before taxes on income and profit sharing		12,236,421	16,022,096
Income tax and social contribution	4o	1,679,181	287,484
Due on operations for the period		262,546	(142,980)
Related to temporary differences		1,416,635	430,464
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(16,740)	8,034
Net income		13,898,862	16,317,614
Weighted average of the number of outstanding shares	16a	6,521,959,736	6,597,019,717
Net income per share – R$		2.13	2.47
Book value per share - R$ (outstanding at 09/30)		18.03	16.50

Supplementary information

Exclusion of non recurring effects	2a and 22k	307,936	397,582
Net income without non recurring effects		14,206,798	16,715,196
Net income per share – R$		2.18	2.53

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	85

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2015	75,000,000	1,315,744	27,224,331	(322,359)	-	(1,327,880)	101,889,836
Reserve Capitalization - ESM 04/29/2015	10,148,000	-	(10,148,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(2,520,077)	(2,520,077)
Granting of stock options	-	42,116	3,082	-	-	298,901	344,099
Granting of options recognized	-	1,378	-	-	-	-	1,378
Share-based payment – variable compensation	-	53,725	-	-	-	-	53,725
Payment of interest on capital on 02/26/2015 – declared after 12/31/2014 - R$ 0.5380 per share	-	-	(2,935,613)	-	-	-	(2,935,613)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(718,050)	-	-	(718,050)
Remeasurements in liabilities of post-employment benefits	-	-	-	(37,808)	-	-	(37,808)
Net income	-	-	-	-	16,317,614	-	16,317,614
Appropriations:
Legal reserve	-	-	815,881	-	(815,881)	-	-
Statutory reserves	-	-	11,126,852	-	(11,126,852)	-	-
Dividends and interest on capital	-	-	-	-	(4,374,881)	-	(4,374,881)
Balance at 09/30/2015	85,148,000	1,412,963	26,086,533	(1,078,217)	-	(3,549,056)	108,020,223
Changes in the period	10,148,000	97,219	(1,137,798)	(755,858)	-	(2,221,176)	6,130,387
Balance at 01/01/2016	85,148,000	1,537,219	29,724,889	(1,375,886)	-	(4,353,380)	110,680,842
Reserve Capitalization - ESM 09/14/2016	12,000,000	-	(12,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(200,200)	(200,200)
Granting of stock options	-	(20,114)	-	-	-	633,246	613,132
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	-	(2,670,000)	-	-	2,670,000	-
Granting of options recognized	-	6,975	-	-	-	-	6,975
Share-based payment – variable compensation	-	(68,096)	-	-	-	-	(68,096)
Payment of interest on capital on 02/29/2016 – declared after 12/31/2015 - R$ 0.4564 per share	-	-	(2,697,116)	-	-	-	(2,697,116)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(706,350)	-	-	(706,350)
Remeasurements in liabilities of post-employment benefits	-	-	-	(5,803)	-	-	(5,803)
Net income	-	-	-	-	13,898,862	-	13,898,862
Appropriations:
Legal reserve	-	-	694,943	-	(694,943)	-	-
Statutory reserves	-	-	9,461,621	-	(9,461,621)	-	-
Dividends and interest on capital	-	-	-	-	(3,742,298)	-	(3,742,298)
Balance at 09/30/2016	97,148,000	1,455,984	22,514,337	(2,088,039)	-	(1,250,334)	117,779,948
Changes in the period	12,000,000	(81,235)	(7,210,552)	(712,153)	-	3,103,046	7,099,106

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	86

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 09/30/2016	01/01 to 09/30/2015
Adjusted net income		(1,558,975)	14,195,640
Net income		13,898,862	16,317,614
Adjustments to net income:		(15,457,837)	(2,121,974)
Granted options recognized and share-based payment – variable compensation		(61,121)	55,103
Interest and foreign exchange expense related to operations with subordinated debt		(4,105,897)	11,689,764
Deferred taxes		(1,416,635)	(430,464)
Equity in earnings of subsidiaries	15a I	(9,929,515)	(13,501,407)
Amortization of goodwill		65,524	43,308
Effects of changes in exchange rates on cash and cash equivalents		(10,205)	21,700
Other		12	22
Change in assets and liabilities		9,643,553	(12,144,175)
(Increase) decrease in interbank investments		11,551,002	(32,744,560)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		3,598,230	13,609,973
(Increase) decrease in other receivables and other assets		(2,424,795)	(442,043)
Increase (decrease) in deposits		(2,302,549)	7,554,921
(Decrease) increase in other liabilities		(801,819)	(79,356)
Payment of income tax and social contribution		23,484	(43,110)
Net cash provided by (used in) operating activities		8,084,578	2,051,465
Interest on capital / dividends received		4,175,864	5,911,546
(Purchase) sale of investments		(9,842,153)	89,740
Net cash provided by (used in) investment activities		(5,666,289)	6,001,286
Decrease in subordinated debt		(1,069,927)	(1,306,667)
(Increase) decrease in funds for issuance of securities		(668,752)	4,224,881
Granting of stock options		613,132	344,099
Purchase of treasury shares		(200,200)	(2,520,077)
Dividends and interest on capital paid		(7,396,443)	(6,740,481)
Net cash provided by (used in) financing activities		(8,722,190)	(5,998,245)

Net increase (decrease) in cash and cash equivalents		(6,303,901)	2,054,506

Cash and cash equivalents at the beginning of the period		6,580,281	144,772
Effects of changes in exchange rates on cash and cash equivalents		10,205	(21,700)
Cash and cash equivalents at the end of the period	4a and 5	286,585	2,177,578

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	87

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 09/30/2016	01/01 to 09/30/2015
Income		3,413,752	4,897,513
Financial operations		1,714,693	4,346,298
Other		1,699,059	551,215
Expenses		1,012,874	(1,450,288)
Financial operations		1,013,153	(1,450,077)
Other		(279)	(211)
Inputs purchased from third parties		(42,703)	(31,198)
Third-party services		(28,538)	(22,519)
Advertising, promotions and publication		(1,220)	(1,080)
Expenses for financial system services		(4,357)	(3,743)
Other		(8,588)	(3,856)
Gross added value		4,383,923	3,416,027
Deprecitation and amortization		(65,536)	(43,332)
Net added value produced by the company		4,318,387	3,372,695
Added value received through transfer	15a I	9,929,515	13,501,407
Total added value to be distributed		14,247,902	16,874,102
Distribution of added value		14,247,902	16,874,102
Personnel		110,551	93,414
Compensation		108,420	92,129
Benefits		1,875	1,045
FGTS – government severance pay fund		256	240
Taxes, fees and contributions		238,016	462,737
Federal		237,985	462,701
Municipal		31	36
Return on third parties’ assets - rent		473	337
Return on own assets		13,898,862	16,317,614
Dividends and interest on capital		3,742,298	4,374,881
Retained earnings (loss) for the period		10,156,564	11,942,733

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	88

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Period from January 1 to September 30, 2016 and 2015

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad in all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

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Note 2 – Presentation and consolidation of the financial statements

a)	Presentation

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without non recurring effects” is presented within the Consolidated Statement of Income, and this effect is shown under the heading “Exclusion of non recurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented at present value in the Balance Sheet, and the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is presented on an adjusted basis, with reclassification of expenses and income, in order exclusively to represent the impact of variations and differences in rates on the balance sheet accounts denominated in foreign currencies.

As from June 30, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED started to disclose a new concept for losses (Notes 8a II and 8c), segregating the Allowance for Loan and Lease Losses into 3 types of risks: Delay Risk: Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution No. 2.682/1999; Aggravated Risk: Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated and Potential Risk related to expected and potential loss.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED include the consolidation of its foreign branches and subsidiaries.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company (Note 4s).

The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originating from purchases of investments, from the recording of transactions with minority stockholders where there is no change of control (Note 4q), and in the record of exchange variations on investments abroad, and hedges of these investments where the functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ and UNIBANCO merger and acquisition by minority stockholders of REDE, is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originating from the purchase of investments is no longer fully amortized as part of the consolidated financial statements (Note 4j). By December 31, 2009, the goodwill generated had been fully amortized in the periods in which investments were made.

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The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

		Country of		Interest in voting capital at		Interest in total capital at
		Incorporation	Activity	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Banco CorpBanca Colômbia S.A.	(Note 2c)	Colombia	Financial institution	22.25%	0.00%	22.25%	0.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Chile	(Note 2c)	Chile	Financial institution	0.00%	99.99%	0.00%	99.99%
Banco Itaú BMG Consignado S.A		Brazil	Financial institution	60.00%	60.00%	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.		Brazil	Insurance	60.00%	60.00%	60.00%	60.00%
Itaú CorpBanca	(Note 2c)	Chile	Financial institution	33.58%	0.00%	33.58%	0.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquier	100.00%	100.00%	100.00%	100.00%

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	91

c)	Business development

Credit Intelligence Bureau (“CIB”)

In January 21, 2016, the ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., signed a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) which will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities.

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) for acquisition of a 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to BTG’s total interest in Recovery, for the amount of R$ 640 million.

In the same transaction, ITAÚ UNIBANCO HOLDING CONSOLIDATED agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

On July 7, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59,186 and now holds 96% of Recovery´s capital.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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Itau CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’ capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 33.13% for Corp Group.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING CONSOLIDATED	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

The Itaú CorpBanca is controlled as of April 1, 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING CONSOLIDATED due to its interest in Itaú CorpBanca was R$ 10,517,487, based on the quotation of CorpBanca’s shares listed on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,255,803. Additionally, a goodwill of R$ 690,388 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

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The table below summarizes the main assets acquired and liabilities assumed on the acquisition date.

CorpBanca

04/01/2016

Current Assets and Long Term Receivables	110,630,546
Cash and cash equivalents	5,869,160
Interbank investments	3,897,540
Securities and derivative financial instruments	19,632,775
Interbank accounts and Interbranch accounts	154,230
Loan, lease and other credit operations	75,543,990
Other receivables and Other assets	5,532,851
Permanent assets	4,056,062
Investments	71,517
Fixed assets and operating lease	494,001
Goodwill and Intangible assets	3,490,544
Total assets	114,686,608
Current Liabilities and Long Term Liabilities	107,324,988
Deposits	68,387,102
Deposits received under securities repurchase agreements	4,052,218
Funds from acceptances and issuance of securities	12,161,294
Interbank accounts and Interbranch accounts	259,445
Borrowing and onlending	6,410,574
Derivative financial instruments	5,749,062
Other liabilities	10,305,293
Total liabilities	107,324,988
Plan net assets	7,361,620
Non-controlling interests	1,487,970
Net assets assumed	5,873,650
Adjustment to fair value of net assets assumed	(1,611,966)
Net Assets Assumed at Fair Value	4,261,684

Contingent liabilities have not been recorded due to the acquisition.

The acquisition did not have accounting effects on net income of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A., a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=)Goodwill	10,506

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Note 3 – Requirements regarding capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at 09/30/2016, according to present regulation which defines the Consolidated Prudential as the calculation basis:

	Consolidated Prudential (1)
	09/30/2016	09/30/2015
Reference equity (2)	139,557,136	124,762,890
Basel ratio	19.0%	16.1%
Tier I	15.8%	12.3%
Common Equity	15.7%	12.3%
Additional Capital	0.1%	0.0%
Tier II	3.2%	3.8%
Fixed assets ratio	23.6%	29.7%
Excess capital in relation to fixed assets	36,837,192	25,301,685

(1)	Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation operational limit calculation;

(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013, No. 4,311, of January 20, 2014 and No. 4,442, of October 29, 2015, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

The management considers the current Basel ratio adequate, taking into consideration that it exceeds by 8.5 (5.1 at 09/30/2015) percentage points the sum of minimum requirements for Regulatory Capital Additional to Principal Capital established by the Central Bank of Brazil for 2016 (equivalent to 10.5% (11.0% at 09/30/2015)).

CMN Resolution No. 4,192, of March 1, 2013, as amended, addresses the Reference Equity calculation methodology, and CMN Resolution No. 4,193, of March 1, 2013, as amended, addresses the minimum requirements for Reference Equity, Tier I, and Common Equity Tier I, and introduces the Additional Common Equity Tier 1. ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use a Standardized Approach to calculate credit weighted assets, and the Alternative Standardized Approach to calculate operational risk-weighted assets. On September 1, 2016, the Central Bank of Brazil authorized Itaú Unibanco to use internal market risk models to determine the amount of total regulatory capital.

Considering current capital base at September 30, 2016, should the Basel III rules established by BACEN be immediately and fully applied, the principal capital ratio would be 15.1% (12.4% at 09/30/2015), considering the use of tax credits. This ratio does not consider the effect of acquisitions of assets that have yet not been merged.

For further information on capital requirements, please visit the company’s website www.itau.com.br/investor-relations, Corporate Governance section/ Risk and Capital Management – Pillar 3.

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The reference equity used for the calculation of ratios and the risk-weighted assets at 09/30/2016, are as follows:

	Consolidated
	Prudential
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	114,714,948
Non-controlling interests	13,218,948
Changes in ownership interest in a subsidiary as a result of capital transaction	2,825,059
Consolidated stockholders’ equity (BACEN)	130,758,955
Common Equity deductions (1)	(15,394,811)
Common Equity Tier I	115,364,144
Additional Tier I deductions	571,403
Additional Tier I Capital	571,403
Tier I (Common Equity + Additional Capital)	115,935,547
Instruments eligible for inclusion in Tier II	23,488,431
Tier II deductions	133,158
Tier II	23,621,589
Regulatory Capital (Tier I + Tier II)	139,557,136
Risk-weighted assets	735,920,835
Risk-weighted assets of credit risk (RWACPAD)	673,404,102	91.5%
a) Per weighting factor (FPR):
FPR at 2%	125,308	0.0%
FPR at 20%	8,285,611	1.1%
FPR at 35%	11,991,735	1.6%
FPR at 50%	43,785,025	5.9%
FPR at 75%	140,363,267	19.1%
FPR at 85%	94,445,354	12.8%
FPR at 100%	323,270,385	43.9%
FPR at 250%	27,402,772	3.7%
FPR at 300%	8,689,338	1.2%
FPR at 1250% (2)	1,706,598	0.2%
Derivatives – Future potential gain on and variation in the counterparty credit quality	13,338,709	1.8%
b) Per type:
Securities	45,344,261	6.2%
Loan operations - retail	112,987,615	15.4%
Loan operations – non-retail	250,095,555	34.0%
Joint obligations - retail	205,818	0.0%
Joint obligations – non-retail	47,718,725	6.5%
Loan commitments - retail	27,167,193	3.7%
Loan commitments – non-retail	10,906,048	1.5%
Other exposures	178,978,887	24.3%
Risk-weighted assets of operational risk (RWAOPAD)	37,826,292	5.1%
Retail	10,886,992	1.5%
Commercial	24,166,481	3.3%
Corporate finance	2,788,550	0.4%
Negotiation and sales	(11,025,674)	-1.5%
Payments and settlements	3,417,572	0.5%
Financial agent services	3,471,283	0.5%
Asset management	4,109,048	0.6%
Retail brokerage	12,038	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk (RWAMINT) (3):	24,690,441	3.4%
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation.	2,798,169	0.4%
Operations subject to interest rate variations	23,968,185	3.3%
Fixed rate denominated in Real	6,614,033	0.9%
Foreign currency coupon	14,056,014	1.9%
Price index coupon	3,298,135	0.4%
Interest rate coupon	3	0.0%
Operations subject to commodity price variation	455,379	0.1%
Operations subject to stock price variation	212,090	0.0%
Capital benefit – Internal models	(2,743,382)	-0.4%
Risk Weighted Assets (RWA)	735,920,835	100.0%
Minimum Required Regulatory Capital	72,672,182
Excess capital in relation to Minimum Required Regulatory Capital	66,884,954
Ratio (%)	19.0%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	2,331,829

(1) As from June 30, 2015, Resolution No. 4,277/13 establishes the application of prudential adjustments related to pricing of financial instruments evaluated by market value, impacting deductions of capital by R$ 405 million.

(2) Considers the application of "F" factor required by article 29 of Circular No. 3,644/13.

(3) The capital requirement determined for the market risk portion is obtained between the highest of the internal models (RWAMINT) and 90% of the standardized model (RWAMPAD). On September 30, 2016, the RWAMINT reached R$ 27,434 million and, for this reason, the market risk regulatory capital totaled R$ 24,690 million, related to 90% of the standardized model.

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During this period, the effects of the changes in legislation and balances were as follows:

	Reference	Weighted
Changes in the Basel Ratio	equity (*)	exposure (*)	Effect
Ratio at 12/31/2015 - Prudential Conglomerate	128,465,152	722,467,645	17.78%
Net income for the period	14,298,248	-	1.98%
Interest on capital and dividends	(6,439,414)	-	-0.89%
Benefits to employees - CVM Resolution No. 4,424, June 25, 2015	(5,803)	-	0.00%
Granting of options recognized	6,975	-	0.00%
Granting of stock options – options exercised during the period	613,132	-	0.08%
Asset valuation adjustment	388,851	-	0.05%
Deductions in reference equity	(6,339,689)	-	-0.88%
Purchase of treasury shares	(200,200)	-	-0.03%
Non-controlling interests	12,422,294	-	1.72%
Subordinated debt and redeemable preferred shares	(3,914,740)	-	-0.54%
Other changes in reference equity	262,330	-	0.04%
Changes in risk exposure		13,453,189	-0.35%
Ratio at 09/30/2016 - Prudential Conglomerate	139,557,136	735,920,835	18.96%

(*) Corpbanca merger impacted the Referential Equity in R$ 7,5 billion, particularly due to non-controlling interest (R$ 12.3 billion) and prudential deductions (R$ 4.8 billion) set forth in BACEN Resolution No. 4.192. This merger gave rise to an impact on Risk-weighted Assets of R$ 103.0 billion.

b) Global systemic importance

BACEN Circular No. 3,751 came into effect in March 2015, providing for the determination of indicators relevant to assess the global systemically important banks (G-SIB) for Brazilian financial institutions. For details on the indicators of the global systemic importance visit our website www.itau.com.br/investor-relations, at “Corporate Governance”, “Global Systemically Important Banks”.

c)	Capital for insurance activity

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution No. 321, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purposes of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading Cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	98

•	Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on an accrual basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through a provision, according to current regulations, unearned reinsurance premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future periods.

From January 1, 2015, Itaú Unibanco has adopted the option provided in Circular No. 3,693/13, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination.These compensation amounts for local correspondents in connection with transactions originated after January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at the cost of acquisition or construction, less accumulated depreciation. They correspond to rights related to tangible assets intended for the maintenance of the company’s operations or exercised for this purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The consideration received under lease contracts started to be recorded in income in accordance with CMN Resolution No. 3,617/08, as of September 30, 2015, as determined by the Central Bank.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semi-annually for impairment.

k)	Intangible assets – correspond to rights acquired related to intangible assets intended to be held by the company, or which are exercised for this purpose, according to CMN Resolution No. 3,642, of November 26, 2008. They are composed of: (i) the goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in the appraisal reports; (ii) usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over terms varying from five to ten years.

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l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from the Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance, classified in assets in accordance with the criteria established by CNSP Resolution No. 321, of July 15, 2015, as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 517, of July 30, 2015;

•	Unearned reinsurance premiums – Recognized to determine the portion of unearned reinsurance premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 517, of July 30, 2015.

II -	The technical provisions for insurance, pension plan and capitalization are recognized in accordance with the technical notes approved by SUSEP and the criteria established by the current legislation.

II.I-  Insurance and pension plan:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms to maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata die basis. The provision includes an estimate for effective and not issued risks.

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

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•	Provision for financial surplus – recognized to ensure the amounts intended for the distribution of a financial surplus, in accordance with the regulations in force, in the event that it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Supplemental Coverage Provision – recognized whenever technical provisions are found to be insufficient, determined based on the Liability Adequacy Test, in accordance with the provisions specified in the regulations in force. In June 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED used the option provided for in SUSEP Circular No. 517/15 to make use of the difference between the market value and book value l ("value added") of securities pledged as guarantees of technical provisions recognized in assets as held to maturity;

•	Provision for redemptions and other amounts to be regularize – includes amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted.

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization. It includes monetary restatement and interest, from the beginning of the validity date.

•	Provision for redemption – recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each tickets, which have been funded but, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the provision for raffles unrealized, and is used for coverage of possible shortfall related to the expected amount of raffles to be drawn.

•	Provision for administrative expenses - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except where there is evidence of a high likelihood level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or through offsetting against another liability.

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

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II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated in accordance with current legislation at the rates shown below, using the respective calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15% to 20% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9%.

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with non-controlling interests - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to non-controlling is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

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Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in equity valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as the benefits granted based on judicial rulings.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur.

s)	Foreign currency translation

I- Functional and presentation currency

The financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM deliberation Nº 640/10.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian Real are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates;

•	Exchange differences arising from currency translation are recorded in Cumulative Translation Adjustments (CTA).

II - Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in cumulative translation adjustments until derecognition or impairment.

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Note 5 - Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	09/30/2016	09/30/2015
Cash and cash equivalents	20,175,895	18,138,383
Interbank deposits	13,173,617	22,190,407
Securities purchased under agreements to resell – Funded position	74,873,262	33,829,965
Total	108,222,774	74,158,755

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	09/30/2016	09/30/2015
Cash and cash equivalents	235,992	217,710
Interbank deposits	-	1,929,604
Securities purchased under agreements to resell – Funded position	50,593	30,264
Total	286,585	2,177,578

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	104

Note 6 - Interbank investments

	09/30/2016						09/30/2015
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	196,113,083	56,132,374	-	231,286	252,476,743	90.6	194,766,725	84.8
Funded position (*)	75,682,181	13,876,462	-	231,286	89,789,929	32.2	66,666,665	29.0
Financed position	117,680,077	9,118,278	-	-	126,798,355	45.5	94,104,176	41.0
With free movement	7,749,100	9,118,278	-	-	16,867,378	6.1	56,318,918	24.5
Without free movement	109,930,977	-	-	-	109,930,977	39.4	37,785,258	16.5
Short position	2,750,825	33,137,634	-	-	35,888,459	12.9	33,995,884	14.8
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 11b)	3,038,970	-	-	41,883	3,080,853	1.1	3,329,381	1.4
Interbank deposits	14,096,984	5,392,376	2,418,190	1,198,315	23,105,865	8.3	31,581,352	13.8
Total	213,249,037	61,524,750	2,418,190	1,471,484	278,663,461	100.0	229,677,458	100.0
% per maturity term	76.5	22.1	0.9	0.5	100.0
Total – 09/30/2015	112,167,459	113,674,119	3,138,997	696,883	229,677,458
% per maturity term	48.8	49.5	1.4	0.3	100.0

(*)	Includes R$ 6,197,113 (R$ 13,164,579 at 09/30/2015) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 50,593 (R$ 30,264 at 09/30/2015), Interbank deposits with maturity of 31 to 180 days (R$ 2,448,715 at 09/30/2015), with maturity of 181 to 365 days to (R$ 3,438,113 at 09/30/2015) and over 365 days amounting to R$ 64,534,588 (R$ 70,030,255 at 09/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	105

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	09/30/2016											09/30/2015
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	109,081,480	732,412	659,131	110,473,023	30.9	2,941,853	9,568	6,820,399	3,368,695	13,382,490	83,950,018	115,207,080
Financial treasury bills	17,572,592	(329)	(203)	17,572,060	4.9	-	-	1,738,419	351,579	627,057	14,855,005	12,992,598
National treasury bills	22,729,010	71,220	(563)	22,799,667	6.4	2,905,065	-	356,639	312,895	10,916,470	8,308,598	25,350,758
National treasury notes	36,082,908	480,268	329,921	36,893,097	10.3	7,279	9,483	722,695	2,598,839	1,803,357	31,751,444	39,927,894
National treasury/securitization	222,750	(235)	9,289	231,804	0.1	6	85	85	434	240	230,954	222,872
Brazilian external debt bonds	32,474,220	181,488	320,687	32,976,395	9.2	29,503	-	4,002,561	104,948	35,366	28,804,017	36,712,958
Government securities - abroad	18,215,638	26,113	37	18,241,788	5.1	635,988	1,352,325	1,723,025	4,326,787	3,556,349	6,647,314	12,271,005
Argentina	700,559	(129)	-	700,430	0.2	213,258	33,770	138,793	264,027	20,548	30,034	680,420
Belgium	-	-	-	-	0.0	-	-	-	-	-	-	142,882
Chile	4,358,390	996	7,329	4,366,715	1.2	65,589	-	685,252	105,758	1,345,865	2,164,251	1,403,103
Colombia	4,703,717	24,964	69,044	4,797,725	1.3	133,886	480	158,556	895,744	-	3,609,059	87,867
Korea	2,688,337	-	(1)	2,688,336	0.8	-	390,836	258,500	1,022,120	1,016,880	-	1,625,387
Denmark	1,299,849	-	(1)	1,299,848	0.4	-	481,194	-	487,082	331,572	-	3,031,627
Spain	684,071	-	-	684,071	0.2	-	-	-	684,071	-	-	1,061,980
United States	1,626,251	105	1,481	1,627,837	0.5	-	177,882	177,491	297,586	321,815	653,063	2,078,671
France	-	-	-	-	0.0	-	-	-	-	-	-	202,747
Netherlands	100,829	-	(2)	100,827	0.0	-	-	100,827	-	-	-	147,345
Mexico	6,511	(2)	-	6,509	0.0	-	-	-	-	-	6,509	8,381
Paraguay	1,529,230	-	(77,021)	1,452,209	0.4	220,960	223,480	117,666	396,752	476,108	17,243	1,442,999
Peru	-	-	-	-	0.0	-	-	-	-	-	-	986
Portugual	14,178	-	(32)	14,146	0.0	-	-	-	-	-	14,146	-
Uruguay	430,304	159	390	430,853	0.1	2,295	44,683	85,940	102,914	43,561	151,460	347,441
Other	73,412	20	(1,150)	72,282	0.0	-	-	-	70,733	-	1,549	9,169
Corporate securities	68,215,372	115,233	(1,322,418)	67,008,187	18.7	5,588,369	4,848,891	4,939,710	4,795,119	8,058,260	38,777,838	73,830,888
Shares	2,063,369	35,167	4,161	2,102,697	0.6	2,102,101	212	384	-	-	-	2,282,758
Rural product note	1,434,028	-	(55,879)	1,378,149	0.4	136,599	48,785	61,891	382,172	34,926	713,776	1,087,083
Bank deposit certificates	2,002,675	144	3,545	2,006,364	0.6	731,852	220,929	130,961	664,232	78,819	179,571	1,563,339
Securitized real estate loans	17,380,972	-	(77,780)	17,303,192	4.8	-	257,015	-	221,707	308,777	16,515,693	18,053,953
Fund quotas	979,470	3,501	(1,838)	981,133	0.2	981,133	-	-	-	-	-	893,786
Credit rights	6,076	-	-	6,076	0.0	6,076	-	-	-	-	-	39,627
Fixed income	851,236	2,105	(31)	853,310	0.2	853,310	-	-	-	-	-	425,116
Variable income	122,158	1,396	(1,807)	121,747	0.0	121,747	-	-	-	-	-	429,043
Debentures	24,051,306	64,172	(1,152,103)	22,963,375	6.4	294,426	374,905	611,049	658,508	2,442,382	18,582,105	24,776,480
Eurobonds and others	9,013,738	8,303	27,261	9,049,302	2.5	159,538	639,494	1,824,881	1,136,113	2,956,823	2,332,453	11,916,600
Financial bills	8,933,799	-	(20,062)	8,913,737	2.5	1,036,574	2,886,145	1,945,430	1,129,415	1,736,075	180,098	11,892,995
Promissory notes	1,300,941	-	(4,712)	1,296,229	0.4	-	102,262	169,677	539,737	484,553	-	960,215
Other	1,055,074	3,946	(45,011)	1,014,009	0.3	146,146	319,144	195,437	63,235	15,905	274,142	403,679
PGBL / VGBL fund quotas (1)	135,535,659	-	-	135,535,659	37.9	135,535,659	-	-	-	-	-	111,011,735
Subtotal - securities	331,048,149	873,758	(663,250)	331,258,657	92.6	144,701,869	6,210,784	13,483,134	12,490,601	24,997,099	129,375,170	312,320,708
Trading securities	203,569,370	873,758	-	204,443,128	57.2	142,059,787	516,172	3,839,133	4,543,303	7,094,187	46,390,546	181,830,710
Available-for-sale securities	86,292,396	-	(663,250)	85,629,146	23.9	2,362,492	5,129,124	8,361,749	7,232,332	9,649,645	52,893,804	88,083,824
Held-to-maturity securities (2)	41,186,383	-	-	41,186,383	11.5	279,590	565,488	1,282,252	714,966	8,253,267	30,090,820	42,406,174
Derivative financial instruments	19,017,705	7,272,988	-	26,290,693	7.4	4,270,453	3,120,736	3,756,946	3,387,824	4,047,065	7,707,669	33,523,053
Total securities and derivative financial instruments (assets)	350,065,854	8,146,746	(663,250)	357,549,350	100.0	148,972,322	9,331,520	17,240,080	15,878,425	29,044,164	137,082,839	345,843,761

Derivative financial instruments (liabilities)	(22,956,936)	(2,714,947)	-	(25,671,883)	100.0	(3,207,111)	(1,932,661)	(2,548,636)	(2,909,569)	(3,581,670)	(11,492,236)	(42,346,005)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Unrecorded negative adjustment to market value in the amount of R$ 629,248 ( (R$ (2,875,521) at 09/30/2015), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	106

b)	Summary by portfolio

	09/30/2016
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	50,776,856	18,382,712	23,119,548	7,143,833	2,709,259	-	8,340,815	110,473,023
Financial treasury bills	9,500,746	1,829,282	-	4,953,005	-	-	1,289,027	17,572,060
National treasury bills	11,861,264	10,230,769	-	582,760	-	-	124,874	22,799,667
National treasury notes	19,520,043	6,322,661	-	1,414,220	2,709,259	-	6,926,914	36,893,097
National treasury / Securitization	231,804	-	-	-	-	-	-	231,804
Brazilian external debt bonds	9,662,999	-	23,119,548	193,848	-	-	-	32,976,395
Government securities - abroad	13,717,746	369,246	1,616,933	2,498,298	-	-	39,565	18,241,788
Argentina	460,069	222,819	-	17,542	-	-	-	700,430
Chile	4,263,501	23,327	-	40,322	-	-	39,565	4,366,715
Colombia	1,879,684	-	1,616,933	1,301,108	-	-	-	4,797,725
Korea	2,507,836	-	-	180,500	-	-	-	2,688,336
Denmark	622,055	-	-	677,793	-	-	-	1,299,848
Spain	684,071	-	-	-	-	-	-	684,071
United States	1,395,331	-	-	232,506	-	-	-	1,627,837
Netherlands	100,827							100,827
Mexico	6,509	-	-	-	-	-	-	6,509
Paraguay	1,322,278	123,100	-	6,831	-	-	-	1,452,209
Portugal	14,146	-	-	-	-	-	-	14,146
Uruguay	396,187	-	-	34,666	-	-	-	430,853
Other	65,252	-	-	7,030	-	-	-	72,282
Corporate securities	56,621,405	3,050,180	176,192	3,894,347	-	-	3,266,063	67,008,187
Shares	2,100,078	-	-	2,619	-	-	-	2,102,697
Rural product note	1,378,149	-	-	-	-	-	-	1,378,149
Bank deposit certificates	1,642,289	-	-	4,963	-	-	359,112	2,006,364
Securitized real estate loans	17,303,192	-	-	-	-	-	-	17,303,192
Fund quotas	915,058	-	-	388	-	-	65,687	981,133
Credit rights	1,384	-	-	-	-	-	4,692	6,076
Fixed income	791,927	-	-	388	-	-	60,995	853,310
Variable income	121,747	-	-	-	-	-	-	121,747
Debentures	15,578,044	3,050,180	-	3,886,377	-	-	448,774	22,963,375
Eurobonds and other	8,873,110	-	176,192	-	-	-	-	9,049,302
Financial bills	6,521,247	-	-	-	-	-	2,392,490	8,913,737
Promissory notes	1,296,229	-	-	-	-	-	-	1,296,229
Other	1,014,009	-	-	-	-	-	-	1,014,009
PGBL / VGBL fund quotas	-	-	-	-	-	-	135,535,659	135,535,659
Subtotal - securities	121,116,007	21,802,138	24,912,673	13,536,478	2,709,259	-	147,182,102	331,258,657
Trading securities	35,632,773	14,998,498	6,295,043	6,535,402	818,669	-	140,162,743	204,443,128
Available-for-sale securities	52,065,347	6,803,640	14,553,446	7,001,072	1,890,590	-	3,315,051	85,629,146
Held-to-maturity securities	33,417,887	-	4,064,184	4	-	-	3,704,308	41,186,383
Derivative financial instruments	-	-	-	-	-	26,290,693	-	26,290,693
Total securities and derivative financial instruments (assets)	121,116,007	21,802,138	24,912,673	13,536,478	2,709,259	26,290,693	147,182,102	357,549,350
Total securities and derivative financial instruments (assets) – 09/30/2015	117,008,831	60,601,967	2,660	7,137,643	5,536,940	33,523,053	122,032,667	345,843,761

(*)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	107

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	09/30/2016										09/30/2015
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	55,754,240	732,412	56,486,652	27.6	2,941,853	9,487	3,497,434	2,331,915	4,969,001	42,736,962	59,531,667
Financial treasury bills	16,477,530	(329)	16,477,201	8.1	-	-	1,188,335	346,673	297,964	14,644,229	10,704,584
National treasury bills	13,074,120	71,220	13,145,340	6.4	2,905,065	-	259,470	267,037	2,989,508	6,724,260	17,290,239
National treasury notes	20,209,461	480,268	20,689,729	10.1	7,279	9,402	722,695	1,612,823	1,645,923	16,691,607	26,671,631
National treasury / Securitization	1,442	(235)	1,207	0.0	6	85	85	434	240	357	3,832
Brazilian external debt bonds	5,991,687	181,488	6,173,175	3.0	29,503	-	1,326,849	104,948	35,366	4,676,509	4,861,381
Government securities - abroad	3,805,695	26,113	3,831,808	1.8	339,082	68,473	149,900	964,178	123,100	2,187,075	1,450,800
Argentina	700,283	(129)	700,154	0.3	213,258	33,770	138,517	264,027	20,548	30,034	680,420
Belgium	-	-	-	0.0	-	-	-	-	-	-	142,882
Chile	151,678	996	152,674	0.1	-	-	1,965	3,620	24,505	122,584	968
Colombia	2,623,049	24,964	2,648,013	1.3	446	-	186	622,407	-	2,024,974	87,867
United States	77,942	105	78,047	0.0	-	-	-	-	78,047	-	87,411
Mexico	6,511	(2)	6,509	0.0	-	-	-	-	-	6,509	8,381
Paraguay	123,100	-	123,100	0.1	123,100	-	-	-	-	-	363,949
Peru	-	-	-	0.0	-	-	-	-	-	-	986
Uruguay	58,107	159	58,266	0.0	2,278	34,703	9,232	10,421	-	1,632	77,926
Other	65,025	20	65,045	0.0	-	-	-	63,703	-	1,342	10
Corporate securities	8,473,776	115,233	8,589,009	4.2	3,243,193	438,212	191,799	1,247,210	2,002,086	1,466,509	9,836,508
Shares	1,913,919	35,167	1,949,086	1.0	1,949,086	-	-	-	-	-	1,799,532
Bank deposit certificates	484,157	144	484,301	0.2	1,956	296	3,967	473,320	4,762	-	114,481
Fund quotas	881,536	3,501	885,037	0.5	885,037	-	-	-	-	-	653,942
Credit rights	6,076	-	6,076	0.0	6,076	-	-	-	-	-	30,278
Fixed income	755,414	2,105	757,519	0.4	757,519	-	-	-	-	-	248,451
Variable income	120,046	1,396	121,442	0.1	121,442	-	-	-	-	-	375,213
Debentures	1,386,650	64,172	1,450,822	0.7	-	-	9,280	1,537	444,618	995,387	1,525,411
Eurobonds and other	624,737	8,303	633,040	0.3	59,629	4,697	47,775	125,984	144,670	250,285	1,216,267
Financial bills	3,138,258	-	3,138,258	1.5	347,485	433,219	130,777	646,369	1,408,036	172,372	4,516,818
Others	44,519	3,946	48,465	0.0	-	-	-	-	-	48,465	10,057
PGBL / VGBL fund quotas	135,535,659	-	135,535,659	66.4	135,535,659	-	-	-	-	-	111,011,735
Total	203,569,370	873,758	204,443,128	100.0	142,059,787	516,172	3,839,133	4,543,303	7,094,187	46,390,546	181,830,710
% per maturity term					69.5	0.3	1.9	2.2	3.5	22.6
Total – 09/30/2015	182,894,060	(1,063,350)	181,830,710	100.0	124,201,826	731,780	3,671,860	5,141,944	6,684,160	41,399,140
% per maturity term					68.3	0.4	2.0	2.8	3.7	22.8

At 09/30/2016, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income R$ 4,669 without maturity (4,202 of 09/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	108

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	09/30/2016										09/30/2015
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	28,655,745	659,131	29,314,876	34.4	-	81	2,394,520	865,556	486,527	25,568,192	29,261,296
Financial treasury bills	1,095,062	(203)	1,094,859	1.3	-	-	550,084	4,906	329,093	210,776	2,288,014
National treasury bills	1,584,901	(563)	1,584,338	1.9	-	-	-	-	-	1,584,338	870,833
National treasury notes	11,303,124	329,921	11,633,045	13.6	-	81	-	860,650	157,434	10,614,880	9,121,686
National treasury / Securitization	221,308	9,289	230,597	0.3	-	-	-	-	-	230,597	219,040
Brazilian external debt bonds	14,451,350	320,687	14,772,037	17.3	-	-	1,844,436	-	-	12,927,601	16,761,723
Government securities - abroad	13,832,589	37	13,832,626	16.1	163,466	1,283,852	1,414,755	3,089,272	3,433,249	4,448,032	10,805,353
Argentina	276	-	276	0.0	-	-	276	-	-	-	-
Chile	4,206,712	7,329	4,214,041	4.9	65,589	-	683,287	102,138	1,321,360	2,041,667	1,402,135
Colombia	1,515,521	69,044	1,584,565	1.9	-	480	-	-	-	1,584,085	-
Korea	2,688,337	(1)	2,688,336	3.1	-	390,836	258,500	1,022,120	1,016,880	-	1,625,387
Denmark	1,299,849	(1)	1,299,848	1.5	-	481,194	-	487,082	331,572	-	3,031,627
Spain	684,071	-	684,071	0.8	-	-	-	684,071	-	-	1,061,980
United States	1,548,309	1,481	1,549,790	1.8	-	177,882	177,491	297,586	243,768	653,063	1,991,260
France	-	-	-	0.0	-	-	-	-	-	-	202,747
Netherlands	100,829	(2)	100,827	0.1	-	-	100,827	-	-	-	147,345
Paraguay	1,406,130	(77,021)	1,329,109	1.6	97,860	223,480	117,666	396,752	476,108	17,243	1,079,050
Portugal	14,178	(32)	14,146	0.0	-	-	-	-	-	14,146	-
Uruguay	360,012	390	360,402	0.4	17	9,980	76,708	92,493	43,561	137,643	254,683
Other	8,365	(1,150)	7,215	0.0	-	-	-	7,030	-	185	9,139
Corporate securities	43,804,062	(1,322,418)	42,481,644	49.5	2,199,026	3,845,191	4,552,474	3,277,504	5,729,869	22,877,580	48,017,175
Shares	149,450	4,161	153,611	0.2	153,015	212	384	-	-	-	483,226
Rural product note	1,434,028	(55,879)	1,378,149	1.6	136,599	48,785	61,891	382,172	34,926	713,776	1,087,083
Bank deposit certificate	1,518,514	3,545	1,522,059	1.8	729,892	220,633	126,994	190,912	74,057	179,571	1,448,853
Securitized real estate loans	2,191,155	(77,780)	2,113,375	2.5	-	-	-	-	-	2,113,375	2,083,908
Fund quotas	97,934	(1,838)	96,096	0.1	96,096	-	-	-	-	-	239,844
Credit rights	-	-	-	0.0	-	-	-	-	-	-	9,349
Fixed income	95,822	(31)	95,791	0.1	95,791	-	-	-	-	-	176,665
Variable income	2,112	(1,807)	305	0.0	305	-	-	-	-	-	53,830
Debentures	22,649,658	(1,152,103)	21,497,555	25.1	294,426	374,905	601,769	656,971	1,997,764	17,571,720	23,251,069
Eurobonds and other	8,355,040	27,261	8,382,301	9.7	99,909	634,797	1,777,106	1,010,129	2,794,625	2,065,735	10,693,178
Financial bills	5,795,541	(20,062)	5,775,479	6.7	689,089	2,452,926	1,814,653	483,046	328,039	7,726	7,376,177
Promissory notes	1,300,941	(4,712)	1,296,229	1.5	-	102,262	169,677	539,737	484,553	-	960,215
Other	311,801	(45,011)	266,790	0.3	-	10,671	-	14,537	15,905	225,677	393,622
Total	86,292,396	(663,250)	85,629,146	100.0	2,362,492	5,129,124	8,361,749	7,232,332	9,649,645	52,893,804	88,083,824
% per maturity term					2.8	6.0	9.8	8.4	11.3	61.7
Total – 09/30/2015	91,309,507	(3,225,683)	88,083,824	100.0	3,071,092	3,708,859	4,462,074	9,357,129	14,725,773	52,758,897
% per maturity term					3.5	4.2	5.1	10.6	16.7	59.9

At September 30, 2016, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 1,437 (R$ 582 at 09/30/2015) maturing over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	109

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 09/30/2016, not considered in results, is an impairment loss of R$ 513,965 (R$ 749,021 at 09/30/2015).

	09/30/2016									09/30/2015
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic (*)	24,671,495	59.9	-	-	928,445	171,224	7,926,962	15,644,864	25,482,022	26,414,117	24,906,031
National treasury bills	8,069,989	19.6	-	-	97,169	45,858	7,926,962	-	8,085,769	7,189,686	6,718,911
National treasury notes	4,570,323	11.1	-	-	-	125,366	-	4,444,957	5,203,996	4,134,577	4,231,130
Brazilian external debt bonds	12,031,183	29.2	-	-	831,276	-	-	11,199,907	12,192,257	15,089,854	13,955,990
Government securities - abroad	577,354	1.4	133,440	-	158,370	273,337	-	12,207	577,228	14,852	20,467
Colombia	565,147	1.4	133,440	-	158,370	273,337	-	-	565,037	-	-
Uruguay	12,185	0.0	-	-	-	-	-	12,185	12,185	14,832	20,278
Other	22	-	-	-	-	-	-	22	6	20	189
Corporate securities	15,937,534	38.7	146,150	565,488	195,437	270,405	326,305	14,433,749	15,756,381	15,977,205	14,604,155
Bank deposit certificate	4	-	4	-	-	-	-	-	4	5	5
Securitized real estate loans	15,189,817	36.9	-	257,015	-	221,707	308,777	14,402,318	15,008,697	15,970,045	14,596,998
Debentures	14,998	0.0	-	-	-	-	-	14,998	14,998	-	-
Eurobonds and other	33,961	0.1	-	-	-	-	17,528	16,433	33,928	7,155	7,152
Other	698,754	1.7	146,146	308,473	195,437	48,698	-	-	698,754	-	-
Total	41,186,383	100.0	279,590	565,488	1,282,252	714,966	8,253,267	30,090,820	41,815,631	42,406,174	39,530,653
% per maturity term			0.7	1.4	3.1	1.7	20.0	73.1
Total – 09/30/2015	42,406,174	100.0	343,047	2,987	-	370,850	1,323,889	40,365,401
% per maturity term			0.8	0.0	-	0.9	3.1	95.2

(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,735,607 (R$ 2,467,238 at 09/30/2015).

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	110

g)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 09/30/2016, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 8,667,915 (R$ 7,560,240 at 09/30/2015) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	111

I - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Market value
	09/30/2016	09/30/2015	09/30/2016	09/30/2016	09/30/2016	09/30/2015
Futures contracts	571,740,773	605,270,163	(6,520)	201,418	194,898	(114,502)
Purchase commitments	203,359,115	148,856,773	34,650	231,841	266,491	(201,776)
Commodities	218,158	326,011	552	-	552	42
Indexes	48,674,673	73,311,559	9,271	3,793	13,064	(601,115)
Interbank market	114,197,289	31,800,007	24,313	101	24,414	268,425
Foreign currency	26,880,486	38,020,237	481	227,948	228,429	130,866
Securities	13,358,679	5,398,959	3	(1)	2	6
Other	29,830	-	30	-	30	-
Commitments to sell	368,381,658	456,413,390	(41,170)	(30,423)	(71,593)	87,274
Commodities	229,726	163,693	(735)	-	(735)	15
Indexes	116,401,284	87,043,795	(14,598)	(228)	(14,826)	589,165
Interbank market	166,349,754	233,920,879	(19,688)	(1,274)	(20,962)	(530,889)
Foreign currency	76,096,577	131,667,035	(6,129)	(28,480)	(34,609)	29,365
Fixed rates	791,424	-	-	(442)	(442)	-
Securities	8,505,529	3,604,526	(20)	1	(19)	(97)
Other	7,364	13,462	-	-	-	(285)
Swap contracts			(3,471,698)	1,851,496	(1,620,202)	(9,815,996)
Asset position	453,669,547	322,832,805	7,727,401	4,838,964	12,566,365	8,206,660
Commodities	31,621	-	77	1	78	-
Indexes	183,466,995	131,102,113	813,340	710,656	1,523,996	743,558
Interbank market	54,323,073	61,331,980	2,926,156	(62,920)	2,863,236	1,354,142
Foreign currency	15,266,708	22,576,390	1,663,371	32,178	1,695,549	3,234,978
Fixed rates	164,310,068	98,366,243	2,270,822	3,380,427	5,651,249	2,413,122
Floating rate	36,235,668	9,420,445	50,372	779,079	829,451	460,221
Securities	11,645	25,447	-	-	-	-
Other	23,769	10,187	3,263	(457)	2,806	639
Liability position	457,141,245	332,647,500	(11,199,099)	(2,987,468)	(14,186,567)	(18,022,656)
Commodities	24,499	23,079	(31)	(81)	(112)	-
Indexes	141,222,186	93,527,481	(3,095,657)	(2,184,574)	(5,280,231)	(2,668,369)
Interbank market	37,322,731	36,637,324	(729,384)	571,903	(157,481)	(1,612,959)
Foreign currency	24,582,128	45,155,456	(1,050,668)	(50,763)	(1,101,431)	(7,416,636)
Fixed rates	218,960,251	144,288,558	(6,123,781)	(176,860)	(6,300,641)	(5,011,217)
Floating rate	34,990,055	12,775,887	(178,059)	(1,149,021)	(1,327,080)	(1,274,688)
Securities	33,242	84,258	(21,519)	1,928	(19,591)	(38,787)
Other	6,153	155,457	-	-	-	-
Option contracts	456,525,705	418,258,659	(2,287,745)	2,250,637	(37,108)	(450,678)
Purchase commitments - long position	107,574,564	87,872,994	1,929,065	(796,692)	1,132,373	7,036,740
Commodities	686,499	781,859	23,668	839	24,507	19,954
Indexes	44,539,435	27,631,469	144,543	17,787	162,330	94,386
Interbank market	902,448	1,335,125	981	18,126	19,107	21,572
Foreign currency	53,808,510	52,174,027	1,576,479	(992,933)	583,546	6,515,672
Fixed rates	6,525	4,966	-	8	8	15
Securities	7,562,513	5,844,506	177,041	150,504	327,545	372,798
Other	68,634	101,042	6,353	8,977	15,330	12,343
Commitments to sell - long position	127,677,117	119,551,393	1,817,841	2,700,797	4,518,638	1,763,127
Commodities	477,230	545,847	9,060	6,874	15,934	38,091
Indexes	81,454,093	36,691,046	118,744	(31,701)	87,043	216,739
Interbank market	1,521,395	8,322,118	2,483	(575)	1,908	3,164
Foreign currency	33,421,454	65,652,787	1,438,749	2,484,698	3,923,447	241,023
Fixed rates	144,164	164,518	6,431	(1,706)	4,725	7,035
Securities	10,635,149	8,125,495	241,904	243,081	484,985	1,254,406
Other	23,632	49,582	470	126	596	2,669
Purchase commitments - short position	75,246,035	90,923,740	(3,153,926)	1,694,269	(1,459,657)	(7,058,323)
Commodities	436,331	846,406	(6,468)	(9,305)	(15,773)	(11,228)
Indexes	26,944,820	29,373,645	(151,136)	(38,484)	(189,620)	(154,917)
Interbank market	19,477	3,001,821	(612)	120	(492)	(51,978)
Foreign currency	43,563,497	52,460,853	(2,937,162)	1,860,800	(1,076,362)	(6,598,469)
Fixed rates	93,198	114,062	-	(103)	(103)	(277)
Securities	4,120,078	5,025,911	(52,195)	(109,778)	(161,973)	(229,111)
Other	68,634	101,042	(6,353)	(8,981)	(15,334)	(12,343)
Commitments to sell - short position	146,027,989	119,910,532	(2,880,725)	(1,347,737)	(4,228,462)	(2,192,222)
Commodities	410,537	307,015	(20,906)	(4,932)	(25,838)	(55,549)
Indexes	96,121,519	47,642,183	(370,915)	106,852	(264,063)	(416,814)
Interbank market	286,141	3,931,756	(1,720)	224	(1,496)	(2,226)
Foreign currency	38,957,157	60,363,667	(2,235,172)	(1,217,964)	(3,453,136)	(481,558)
Fixed rates	20,321	20,262	(741)	46	(695)	(806)
Securities	10,215,174	7,596,067	(250,801)	(231,837)	(482,638)	(1,232,600)
Other	17,140	49,582	(470)	(126)	(596)	(2,669)
Forward contracts	15,655,424	32,738,619	980,722	837	981,559	2,077,536
Purchases receivable	1,313,082	1,056,552	1,312,110	(1,526)	1,310,584	1,056,580
Fixed rates	657,069	915,143	656,837	74	656,911	914,915
Floating rate	551,377	141,321	550,537	154	550,691	141,575
Securities	104,636	88	104,736	(1,754)	102,982	90
Purchases payable	-	-	(1,208,920)	17	(1,208,903)	(1,054,203)
Fixed rates	-	-	(656,836)	1	(656,835)	(913,529)
Floating rate	-	-	(550,537)	-	(550,537)	(140,586)
Securities	-	-	(1,547)	16	(1,531)	(88)
Sales receivable	14,342,004	30,040,087	1,848,641	2,550	1,851,191	3,069,979
Commodities	37	65	36	1	37	64
Indexes	202	258	201	-	201	253
Interbank market	12,469,607	26,915,505	-	95	95	19,790
Fixed rates	451,507	684,789	449,258	-	449,258	677,006
Floating rate	522,520	291,422	521,513	-	521,513	289,230
Securities	898,131	2,148,048	877,633	2,454	880,087	2,083,636
Sales deliverable	338	1,641,980	(971,109)	(204)	(971,313)	(994,820)
Interbank market	-	1,641,980	-	-	-	(17,624)
Fixed rates	-	-	(449,258)	(411)	(449,669)	(685,470)
Floating rate	-	-	(521,513)	206	(521,307)	(291,726)
Securities	338	-	(338)	1	(337)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	112

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	09/30/2016	09/30/2015	09/30/2016	09/30/2016	09/30/2016	09/30/2015
Credit derivatives	11,326,145	12,884,725	16,871	(4,195)	12,676	(254,504)
Asset position	5,015,245	4,620,316	170,923	(17,889)	153,034	641,752
Foreign currency	3,763,969	3,549,109	170,259	(51,457)	118,802	588,802
Fixed rate	178,541	79,459	(250)	1,445	1,195	6,736
Securities	923,853	794,871	735	27,877	28,612	41,109
Other	148,882	196,877	179	4,246	4,425	5,105
Liability position	6,310,900	8,264,409	(154,052)	13,694	(140,358)	(896,256)
Foreign currency	4,547,114	3,879,537	(153,811)	57,021	(96,790)	(553,710)
Fixed rate	32,462	1,489,838	(637)	441	(196)	(91,362)
Securities	1,368,103	2,705,817	314	(34,588)	(34,274)	(240,883)
Other	363,221	189,217	82	(9,180)	(9,098)	(10,301)
Forwards operations	255,534,976	161,147,716	922,709	185,980	1,108,689	(487,335)
Asset position	136,416,656	76,667,782	3,928,892	194,743	4,123,635	5,366,672
Commodities	223,639	228,941	27,076	(2,640)	24,436	40,481
Indexes	78,112	24,446	4,543	1	4,544	699
Foreign currency	136,089,356	76,275,299	3,896,792	197,382	4,094,174	5,323,492
Securities	25,549	139,096	481	-	481	2,000
Liability position	119,118,320	84,479,934	(3,006,183)	(8,763)	(3,014,946)	(5,854,007)
Commodities	110,642	92,201	(21,418)	14,617	(6,801)	(15,314)
Indexes	60,620	42,416	(987)	(1)	(988)	(4,129)
Foreign currency	118,918,094	84,232,967	(2,983,411)	(23,379)	(3,006,790)	(5,830,443)
Securities	28,964	112,350	(367)	-	(367)	(4,121)
Target flow of swap	1,489,804	1,710,289	(329,814)	83,491	(246,323)	(182,340)
Asset position - Foreign currency	919,804	1,135,288	10,333	101,419	111,752	346,685
Liability position - Interbank Market	570,000	575,001	(340,147)	(17,928)	(358,075)	(529,025)
Other derivative financial instruments	5,309,798	18,773,091	236,244	(11,623)	224,621	404,867
Asset position	3,879,656	17,483,111	279,019	49,204	328,223	6,034,858
Foreign currency	49,164	11,298,771	(6,552)	10,313	3,761	5,367,176
Fixed rate	1,306,932	2,135,297	60,737	593	61,330	151,080
Securities	2,162,936	3,790,817	224,930	29,411	254,341	505,709
Other	360,624	258,226	(96)	8,887	8,791	10,893
Liability position	1,430,142	1,289,980	(42,775)	(60,827)	(103,602)	(5,629,991)
Commodities	1,623	-	(11)	-	(11)	-
Foreign currency	188,069	291,648	2,518	(38,807)	(36,289)	(5,535,953)
Fixed rate	81,155	-	(354)	(412)	(766)	-
Securities	1,007,816	870,465	(44,777)	(18,398)	(63,175)	(90,272)
Other	151,479	127,867	(151)	(3,210)	(3,361)	(3,766)
		ASSET	19,017,705	7,272,988	26,290,693	33,523,053
		LIABILITY	(22,956,936)	(2,714,947)	(25,671,883)	(42,346,005)
		TOTAL	(3,939,231)	4,558,041	618,810	(8,822,952)

Derivative contracts mature as follows (in days):

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	09/30/2016	09/30/2015
Futures	89,360,026	232,327,200	38,789,401	211,264,146	571,740,773	605,270,163
Swaps	11,421,010	54,680,491	54,780,598	325,060,047	445,942,146	316,888,163
Options	103,513,196	239,129,176	83,777,187	30,106,146	456,525,705	418,258,659
Forwards (onshore)	5,609,225	8,738,424	1,307,755	20	15,655,424	32,738,619
Credit derivatives	-	763,068	777,345	9,785,732	11,326,145	12,884,725
Forwards (offshore)	64,072,593	134,536,262	39,775,112	17,151,009	255,534,976	161,147,716
Target flow of swap	-	-	1,090,438	399,366	1,489,804	1,710,289
Other derivative financial instruments	102,497	423,136	771,617	4,012,548	5,309,798	18,773,091

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	113

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	09/30/2016										09/30/2015
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures - BM&FBOVESPA	(6,520)	201,418	194,898	0.7	223,365	(7,626)	(4,043)	(2,905)	(5,008)	(8,885)	-
Swaps - adjustment receivable	7,727,401	4,838,964	12,566,365	47.8	548,195	500,439	1,655,493	996,598	1,895,843	6,969,797	8,206,660
BM&FBOVESPA	2,011,735	(13,418)	1,998,317	7.6	619	40,898	336,526	422,345	575,386	622,543	526,995
Companies	3,563,521	2,476,076	6,039,597	23.0	507,617	426,699	544,412	376,105	822,885	3,361,879	5,222,127
Financial institutions	1,877,889	2,366,572	4,244,461	16.1	31,033	15,080	747,803	174,183	440,403	2,835,959	2,231,970
Individuals	274,256	9,734	283,990	1.1	8,926	17,762	26,752	23,965	57,169	149,416	225,568
Option premiums	3,746,906	1,904,105	5,651,011	21.6	441,831	839,340	737,951	1,730,021	1,735,822	166,046	8,799,867
BM&FBOVESPA	2,189,040	(33,715)	2,155,325	8.3	205,489	441,011	323,858	1,115,266	50,725	18,976	4,083,056
Companies	409,442	131,999	541,441	2.1	26,055	39,598	42,625	133,243	237,908	62,012	1,783,747
Financial institutions	1,141,388	1,809,113	2,950,501	11.2	210,214	358,566	371,376	478,098	1,447,189	85,058	2,923,752
Individuals	7,036	(3,292)	3,744	0.0	73	165	92	3,414	-	-	9,312
Forwards (onshore)	3,160,751	1,024	3,161,775	12.0	2,358,877	664,026	119,612	19,242	18	-	4,126,559
BM&FBOVESPA	981,667	797	982,464	3.7	179,566	664,026	119,612	19,242	18	-	2,103,745
Companies	1,171,248	148	1,171,396	4.5	1,171,396	-	-	-	-	-	347,471
Financial institutions	1,007,836	79	1,007,915	3.8	1,007,915	-	-	-	-	-	1,675,343
Credit derivatives - Financial institutions	170,923	(17,889)	153,034	0.6	-	1,422	199	2,420	8,448	140,545	641,752
Forwards (offshore)	3,928,892	194,743	4,123,635	15.7	688,379	1,123,059	1,150,396	447,156	384,554	330,091	5,366,672
BM&FBOVESPA	238,923	1	238,924	0.9	47,150	78,394	76,974	36,386	20	-	1,718
Companies	1,835,165	123,155	1,958,320	7.4	403,422	765,569	236,469	236,239	221,005	95,616	2,333,588
Financial institutions	1,850,672	71,287	1,921,959	7.3	237,038	277,523	835,421	174,352	163,524	234,101	3,025,437
Individuals	4,132	300	4,432	0.1	769	1,573	1,532	179	5	374	5,929
Target flow of swap - Companies	10,333	101,419	111,752	0.4	-	-	-	111,752	-	-	346,685
Other derivative financial instruments	279,019	49,204	328,223	1.2	9,806	76	97,338	83,540	27,388	110,075	6,034,858
Companies	218,282	48,612	266,894	1.0	9,794	24	97,299	81,361	20,954	57,462	610,918
Financial institutions	60,737	592	61,329	0.2	12	52	39	2,179	6,434	52,613	5,423,940
Total	19,017,705	7,272,988	26,290,693	100.0	4,270,453	3,120,736	3,756,946	3,387,824	4,047,065	7,707,669	33,523,053
% per maturity term					16.2	11.9	14.3	12.9	15.4	29.3
Total - 09/30/2015	25,201,153	8,321,900	33,523,053	100.0	4,869,881	7,546,897	7,050,330	2,433,635	3,671,224	7,951,086
% per maturity term					14.5	22.5	21.0	7.3	11.0	23.7

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	114

	09/30/2016										09/30/2015
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Futures - BM&FBOVESPA	-	-	-	-	-	-	-	-	-	-	(114,502)
Swaps - difference payable	(11,199,099)	(2,987,468)	(14,186,567)	55.3	(50,216)	(226,186)	(779,266)	(1,013,070)	(2,172,399)	(9,945,430)	(18,022,656)
BM&FBOVESPA	(1,311,011)	(395,129)	(1,706,140)	6.6	(10,149)	(44,988)	(375,169)	(167,330)	(177,703)	(930,801)	(1,469,516)
Companies	(1,952,519)	(710,456)	(2,662,975)	10.4	(16,007)	(112,118)	(106,349)	(152,738)	(659,251)	(1,616,512)	(7,705,342)
Financial institutions	(2,444,809)	(2,241,891)	(4,686,700)	18.3	(15,352)	(48,943)	(268,552)	(239,746)	(899,157)	(3,214,950)	(3,374,134)
Individuals	(5,490,760)	360,008	(5,130,752)	20.0	(8,708)	(20,137)	(29,196)	(453,256)	(436,288)	(4,183,167)	(5,473,664)
Option premiums	(6,034,651)	346,532	(5,688,119)	22.2	(461,875)	(941,190)	(1,219,096)	(1,110,292)	(1,116,135)	(839,531)	(9,250,545)
BM&FBOVESPA	(2,052,231)	(51,582)	(2,103,813)	8.2	(196,579)	(540,760)	(705,291)	(614,151)	(46,607)	(425)	(3,898,632)
Companies	(395,086)	(290,578)	(685,664)	2.7	(76,523)	(79,857)	(64,510)	(167,347)	(209,172)	(88,255)	(695,859)
Financial institutions	(3,573,921)	699,537	(2,874,384)	11.2	(187,706)	(313,050)	(448,117)	(323,817)	(857,374)	(744,320)	(4,647,999)
Individuals	(13,413)	(10,845)	(24,258)	0.1	(1,067)	(7,523)	(1,178)	(4,977)	(2,982)	(6,531)	(8,055)
Forwards (onshore)	(2,180,029)	(187)	(2,180,216)	8.5	(2,179,285)	(931)	-	-	-	-	(2,049,023)
BM&FBOVESPA	(945)	14	(931)	-	-	(931)	-	-	-	-	(17,625)
Companies	(1,171,248)	134	(1,171,114)	4.6	(1,171,114)	-	-	-	-	-	(362,498)
Financial institutions	(1,007,836)	(335)	(1,008,171)	3.9	(1,008,171)	-	-	-	-	-	(1,668,900)
Credit derivatives	(154,052)	13,694	(140,358)	0.5	-	(211)	(48)	(434)	(13,802)	(125,863)	(896,256)
Forwards (offshore)	(3,006,183)	(8,763)	(3,014,946)	11.7	(515,665)	(763,362)	(549,508)	(559,231)	(135,763)	(491,417)	(5,854,007)
BM&FBOVESPA	(256,092)	-	(256,092)	1.0	(82,955)	(92,276)	(44,684)	(36,140)	(37)	-	(1,668)
Companies	(747,057)	(5,490)	(752,547)	2.9	(141,342)	(203,111)	(144,574)	(122,360)	(96,781)	(44,379)	(3,509,037)
Financial institutions	(2,001,650)	(2,215)	(2,003,865)	7.8	(291,156)	(467,366)	(360,250)	(399,110)	(38,945)	(447,038)	(2,328,945)
Individuals	(1,384)	(1,058)	(2,442)	-	(212)	(609)	-	(1,621)	-	-	(14,357)
Target flow of swap - Companies	(340,147)	(17,928)	(358,075)	1.4	-	-	-	(222,709)	(135,366)	-	(529,025)
Other derivative financial instruments	(42,775)	(60,827)	(103,602)	0.4	(70)	(781)	(718)	(3,833)	(8,205)	(89,995)	(5,629,991)
Companies	(42,775)	(60,827)	(103,602)	0.4	(70)	(781)	(718)	(3,833)	(8,205)	(89,995)	(816,106)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(4,813,885)
Total	(22,956,936)	(2,714,947)	(25,671,883)	100.0	(3,207,111)	(1,932,661)	(2,548,636)	(2,909,569)	(3,581,670)	(11,492,236)	(42,346,005)
% per maturity term					12.5	7.5	9.9	11.3	14.0	44.8
Total - 09/30/2015	(33,981,352)	(8,364,653)	(42,346,005)	100.0	(5,953,380)	(8,628,079)	(5,808,502)	(3,526,192)	(4,126,805)	(14,303,047)
% per maturity term					14.1	20.4	13.7	8.3	9.7	33.8

At ITAÚ UNIBANCO HOLDING, the market values related to swap contract positions involving the foreing currency totaled (R$ 10,655 at 09/30/2015), at assets position, and were distributed (R$ 10,655 at 09/30/2015) between 181 to 365 days, involving the interbank market totaled (R$ 3,284,134) ((R$ 81,155), at liabilities position and were distributed (R$ 3,284,134) ((R$ 81,155 at 09/30/2015) over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	115

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2016
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	398,167,887	41,999,124	345,994,449	13,472,109	-	101,076,570	-	-
Over-the-counter market	173,572,886	403,943,022	110,531,256	2,183,315	11,326,145	154,458,406	1,489,804	5,309,798
Financial institutions	173,341,951	257,551,264	85,431,276	1,010,317	11,326,145	99,802,671	-	1,306,932
Companies	230,935	70,007,474	24,479,345	1,172,998	-	54,537,756	1,489,804	4,002,866
Individuals	-	76,384,284	620,635	-	-	117,979	-	-
Total	571,740,773	445,942,146	456,525,705	15,655,424	11,326,145	255,534,976	1,489,804	5,309,798
Total – 09/30/2015	605,270,163	316,888,163	418,258,659	32,738,619	12,884,725	161,147,716	1,710,289	18,773,091

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	116

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	09/30/2016			09/30/2015
	Notional amount	Notional amount of credit		Notional amount of	Notional amount of credit
	of credit	protection purchased with		credit protection	protection purchased with
	protection sold	identical underlying amount	Net position	sold	identical underlying amount	Net position
Credit swaps	(7,624,372)	3,701,773	(3,922,599)	(9,050,140)	3,834,585	(5,215,555)
Total	(7,624,372)	3,701,773	(3,922,599)	(9,050,140)	3,834,585	(5,215,555)

The effect on the reference equity (Note 3) was R$ 295,869 (R$ 461,255 at 09/30/2015).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	117

V - Hedge accounting

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following hedge accounting structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Redeemable Preferred Shares / Syndicated Loans / Assets Transactions and Funding) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over and LIBOR/ UF*/ TPM* and foreign exchange rate.

*UF (Chilean Unit of Account) / *TPM (Monetary Policy Rate).

	09/30/2016			09/30/2015
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	90,335,376	(2,039,584)	91,555,883	73,576,405	3,289,857	79,409,372
Hedge of syndicated loan	6,817,020	(67,693)	6,817,020	8,343,090	(134,562)	8,343,090
Hedge of highly probable forecast transactions	24,646	(333)	24,646	1,446,136	12,891	1,446,136
Hedge of assets transactions	22,986,391	173,820	24,565,818	7,405,168	(247,064)	7,634,128
Hedge of UF - denominated assets	6,495,249	(11,687)	6,495,249	-	-	-
Hedge of funding	3,740,959	(55,632)	3,740,959	-	-	-
Hedge of loan operations	1,133,056	26,759	1,133,056	-	-	-
Total	131,532,697	(1,974,350)	134,332,631	90,770,799	2,921,122	96,832,726

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 397,131 (R$ 582,569 at 09/30/2015).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second half of 2016, part of the flow of these agreements was realized, and, accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM / UF), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on BM&FBOVESPA, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	09/30/2016
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loan operations	2,932,426	(110,993)	2,932,426	109,219
Hedge of available-for-sale securities	489,810	(15,451)	489,810	17,434
Hedge of funding	8,120,486	(47,815)	8,120,486	33,372
Total	11,542,722	(174,259)	11,542,722	160,025

	09/30/2015
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loan operations	4,166,687	(103,482)	4,166,687	100,124
Hedge of funding	794,580	395	794,580	(510)
Total	4,961,267	(103,087)	4,961,267	99,614

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, and denominated in Euros and dollars, issued by subsidiaries in Chile and London, respectively, maturing between 2016 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	118

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	09/30/2016			09/30/2015
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations (*)	21,053,389	(2,477,435)	12,079,108	23,005,988	(6,653,873)	13,356,871
Total	21,053,389	(2,477,435)	12,079,108	23,005,988	(6,653,873)	13,356,871

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	09/30/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	33,947,497	31,808,438	10,290,361	6,809,365	7,353,803	125,912	-	90,335,376
Hedge of syndicated loan	5,518,540	1,298,480	-	-	-	-	-	6,817,020
Hedge of highly probable anticipated transactions	24,646	-	-	-	-	-	-	24,646
Hedge of loans	4,627,346	13,544,676	3,882,167	-	932,202	-	-	22,986,391
Hedge of assets denominated in UF	4,833,138	77,125	1,584,986	-	-	-	-	6,495,249
Hedge of funding (Cash flow)	-	1,508,817	74,010	520,044	382,878	1,255,210	-	3,740,959
Hedge of loan operations (Cash flow)	124,978	-	-	24,670	49,340	934,068	-	1,133,056
Hedge of loan operations (Market risk)	-	66,581	116,482	31,000	-	352,988	2,365,375	2,932,426
Hedge of funding (Market risk)	912,670	2,711,065	2,538,452	578,072	200,807	428,954	750,466	8,120,486
Hedge of available-for-sale securities	-	-	-	226,326	-	263,484	-	489,810
Hedge of net investment in foreign operations (*)	21,053,389	-	-	-	-	-	-	21,053,389
Total	71,042,204	51,015,182	18,486,458	8,189,477	8,919,030	3,360,616	3,115,841	164,128,808

(*) Classified as current, since instruments are frequently renewed.

	09/30/2015
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	15,275,039	27,444,489	23,956,692	5,464,210	859,705	576,270	-	73,576,405
Hedge of highly probable anticipated transactions	-	8,343,090	-	-	-	-	-	8,343,090
Hedge of assets transactions	1,446,136	-	-	-	-	-	-	1,446,136
Hedge of loans	-	4,627,345	2,777,823	-	-	-	-	7,405,168
Hedge of loan operations (Market risk)	354,939	288,388	518,480	913,767	91,161	469,279	1,530,673	4,166,687
Hedge of funding (Market risk)	794,580	-	-	-	-	-	-	794,580
Hedge of net investment in foreign operations (*)	23,005,988	-	-	-	-	-	-	23,005,988
Total	40,876,682	40,703,312	27,252,995	6,377,977	950,866	1,045,549	1,530,673	118,738,054

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	119

h) Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Opening balance	(5,901,210)	489,912
Adjustments with impact on:
Results	4,377,775	(1,169,501)
Trading securities	1,983,296	(759,325)
Derivative financial instruments	2,394,479	(410,176)
Stockholders’ equity	1,840,199	(7,384,948)
Available-for-sale	3,609,740	(2,697,196)
Accounting hedge – derivative financial instruments	(1,769,541)	(4,687,752)
Futures	(1,769,541)	(4,621,878)
Swaps	-	(65,874)

Closing balance	316,764	(8,064,537)
Adjustment to market value	316,764	(8,064,537)
Trading securities	873,758	(1,063,350)
Available-for-sale securities	(663,250)	(3,225,683)
Derivative financial instruments	106,256	(3,775,504)
Trading securities	4,558,041	(42,753)
Accounting hedge - Futures	(4,451,785)	(3,732,751)
Futures	(4,451,785)	(3,732,751)

(*) The term unrealized in the context of Circular nº. 3,068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments and foreign exchange variation on investments abroad

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Gain (loss) – trading securities	1,152,824	(2,496,498)
Gain (loss) – available-for-sale securities	(429,011)	(1,189,908)
Gain (loss) – derivatives	4,478,390	3,336,240
Gain (loss) – foreign exchange variations on investments abroad	(9,914,898)	20,852,984
Total	(4,712,695)	20,502,818

During the period ended 09/30/2016, ITAÚ UNIBANCO HOLDING recognized reversal in the R$ 62,858 as impairment losses for Available-for-Sale Financial Assets and R$ 331,682 impairment losses for Held-to-Maturity Financial Assets, recorded in the statement of income in the line "Net gain (loss) on investment securities and derivatives".

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	120

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	09/30/2016 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(623)	(167,616)	(309,608)
Foreign Exchange Linked	Foreign Exchange Linked Interest	(579)	(4,548)	(8,129)
Foreign Exchange Rates	Prices of Foreign Currencies	(2,126)	203,733	385,941
Price Index Linked	Interest of Inflation coupon	54	1,998	7,163
TR	TR Linked Interest Rates	(0)	(6)	(12)
Equities	Prices of Equities	157	8,543	(70,119)
Total		(3,117)	42,104	5,236

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2016 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(6,767)	(2,060,781)	(3,987,358)
Foreign Exchange Linked	Foreign Exchange Linked Interest	(3,447)	(334,795)	(627,642)
Foreign Exchange Rates	Prices of Foreign Currencies	(1,127)	179,314	305,061
Price Index Linked	Interest of Inflation coupon	(452)	(114,740)	(363,683)
TR	TR Linked Interest Rates	648	(166,603)	(388,085)
Equities	Prices of Equities	4,605	(60,106)	(125,292)
Total		(6,540)	(2,557,711)	(5,186,999)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest fixed rates, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	121

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	09/30/2016										09/30/2015
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	218,801,795	95,384,872	43,767,645	19,098,195	9,254,508	7,510,026	6,332,992	3,836,476	11,309,268	415,295,777	403,572,728
Loans and discounted trade receivables	85,958,947	78,549,117	36,198,594	14,342,610	6,802,220	4,251,489	4,998,198	3,607,349	10,011,446	244,719,970	226,951,439
Financing	64,795,862	9,566,307	5,711,709	3,192,616	2,066,784	2,635,017	1,004,007	170,545	997,055	90,139,902	110,284,611
Farming and agribusiness financing	7,773,148	779,980	626,458	363,810	68,448	69,197	8,424	1,385	45,271	9,736,121	9,890,665
Real estate financing	60,273,838	6,489,468	1,230,884	1,199,159	317,056	554,323	322,363	57,197	255,496	70,699,784	56,446,013

Lease operations	3,094,926	3,729,026	1,393,091	353,651	214,758	44,882	200,627	54,923	147,855	9,233,739	5,099,983

Credit card operations	-	51,749,496	2,268,925	1,502,317	787,676	565,782	561,709	550,395	3,166,262	61,152,562	59,937,078

Advance on exchange contracts (1)	3,840,098	592,306	243,058	105,844	106,824	508,509	23,131	537	2,109	5,422,416	3,692,582

Other sundry receivables (2)	560,511	1,751,216	2,504	13,065	300	9	43,425	15,860	1,835,917	4,222,807	4,896,123

Total operations with credit granting characteristics	226,297,330	153,206,916	47,675,223	21,073,072	10,364,066	8,629,208	7,161,884	4,458,191	16,461,411	495,327,301	477,198,494
Endorsements and sureties (3)										72,416,885	75,143,222
Total with endorsements and sureties	226,297,330	153,206,916	47,675,223	21,073,072	10,364,066	8,629,208	7,161,884	4,458,191	16,461,411	567,744,186	552,341,716
Total – 09/30/2015	246,099,841	132,344,270	41,630,630	16,977,312	13,692,172	4,550,952	3,370,093	4,439,848	14,093,376	477,198,494

(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);
(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	122

II – By maturity and risk level

	09/30/2016										09/30/2015
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,240,526	2,143,120	1,602,910	1,341,467	1,942,937	1,364,537	4,516,987	15,152,484	13,911,372
01 to 30	-	-	111,631	117,423	65,153	48,297	56,785	53,152	210,290	662,731	788,800
31 to 60	-	-	77,146	99,144	58,882	83,242	50,299	63,081	195,311	627,105	563,550
61 to 90	-	-	75,106	94,103	54,796	135,638	48,510	46,859	184,470	639,482	601,653
91 to 180	-	-	200,018	216,154	155,563	105,943	138,646	135,280	547,474	1,499,078	1,514,220
181 to 365	-	-	312,291	356,547	306,380	198,896	258,060	244,844	827,661	2,504,679	2,610,853
Over 365	-	-	1,464,334	1,259,749	962,136	769,451	1,390,637	821,321	2,551,781	9,219,409	7,832,296
Overdue installments	-	-	1,076,329	1,231,263	1,136,803	932,220	1,229,858	1,299,751	9,208,772	16,114,996	15,007,309
01 to 14	-	-	9,614	43,264	27,869	20,220	18,203	22,376	86,372	227,918	254,200
15 to 30	-	-	922,211	202,804	108,150	67,642	83,987	61,689	158,962	1,605,445	1,612,710
31 to 60	-	-	144,504	860,169	320,185	121,127	144,515	122,144	343,173	2,055,817	2,725,292
61 to 90	-	-	-	109,444	640,758	120,364	173,051	134,729	328,765	1,507,111	1,442,243
91 to 180	-	-	-	15,582	39,841	575,605	772,982	922,485	3,140,387	5,466,882	4,044,142
181 to 365	-	-	-	-	-	27,262	37,120	36,328	4,876,145	4,976,855	4,867,530
Over 365	-	-	-	-	-	-	-	-	274,968	274,968	61,192
Subtotal	-	-	3,316,855	3,374,383	2,739,713	2,273,687	3,172,795	2,664,288	13,725,759	31,267,480	28,918,681
Specific allowance	-	-	(33,169)	(101,231)	(273,971)	(682,106)	(1,586,398)	(1,865,002)	(13,725,759)	(18,267,636)	(15,909,131)
Subtotal - 09/30/2015	-	-	3,457,610	3,253,317	2,778,300	2,447,518	2,286,806	3,578,882	11,116,248	28,918,681

	Non-Overdue Operations
Falling due installments	225,896,944	151,694,436	43,958,262	17,400,334	7,470,164	6,311,966	3,878,296	1,776,723	2,658,880	461,046,005	446,000,227
01 to 30	15,478,622	36,254,555	6,599,121	3,635,196	1,061,206	410,136	1,137,239	83,537	409,333	65,068,945	62,030,466
31 to 60	16,780,261	14,238,735	3,831,114	1,137,744	510,941	310,741	166,644	36,671	227,460	37,240,311	36,758,225
61 to 90	9,460,094	9,386,133	3,485,242	945,377	411,172	301,451	162,263	48,103	102,618	24,302,453	24,105,857
91 to 180	20,279,385	17,362,590	5,709,860	1,513,233	549,639	671,041	231,975	135,277	207,156	46,660,156	48,017,858
181 to 365	29,628,114	18,196,795	6,211,760	2,268,922	1,066,692	927,863	373,133	613,064	264,283	59,550,626	60,431,755
Over 365	134,270,468	56,255,628	18,121,165	7,899,862	3,870,514	3,690,734	1,807,042	860,071	1,448,030	228,223,514	214,656,066
Overdue up to 14 days	400,386	1,512,480	400,106	298,355	154,189	43,555	110,793	17,180	76,772	3,013,816	2,279,586
Subtotal	226,297,330	153,206,916	44,358,368	17,698,689	7,624,353	6,355,521	3,989,089	1,793,903	2,735,652	464,059,821	448,279,813
Generic allowance	-	(766,035)	(443,584)	(530,960)	(762,435)	(1,906,656)	(1,994,545)	(1,255,732)	(2,735,652)	(10,395,599)	(7,299,035)
Subtotal - 09/30/2015	246,099,841	132,344,270	38,173,020	13,723,995	10,913,872	2,103,434	1,083,287	860,966	2,977,128	448,279,813

Grand total	226,297,330	153,206,916	47,675,223	21,073,072	10,364,066	8,629,208	7,161,884	4,458,191	16,461,411	495,327,301	477,198,494
Existing allowance	-	(766,035)	(476,752)	(632,192)	(1,036,407)	(8,111,174)	(7,161,167)	(4,457,746)	(16,461,411)	(39,102,884)	(34,193,350)
Minimum allowance required	-	(766,035)	(476,752)	(632,192)	(1,036,407)	(2,588,762)	(3,580,942)	(3,120,734)	(16,461,411)	(28,663,235)	(23,208,166)
Additional allowance (3)	-	-	-	-	-	(5,522,412)	(3,580,225)	(1,337,012)	-	(10,439,649)	(10,985,184)
Existing allowance	-	(766,035)	(476,752)	(632,192)	(1,036,407)	(8,111,174)	(7,161,167)	(4,457,746)	(16,461,411)	(39,102,884)	-
Provision - delay(4)	-	-	(33,168)	(90,256)	(181,596)	(431,027)	(812,666)	(1,211,173)	(10,413,903)	(13,173,789)	-
Provision - aggravated(5)	-	(19,244)	(12,184)	(81,266)	(242,473)	(854,050)	(1,660,913)	(1,428,253)	(5,035,126)	(9,333,509)	-
Provision - potencial(6)	-	(746,791)	(431,400)	(460,670)	(612,338)	(6,826,097)	(4,687,588)	(1,818,320)	(1,012,382)	(16,595,586)	-

Grand total - 09/30/2015	246,099,841	132,344,270	41,630,630	16,977,312	13,692,172	4,550,952	3,370,093	4,439,848	14,093,376	477,198,494	-
Existing allowance	-	(661,720)	(416,306)	(509,319)	(6,152,970)	(4,550,497)	(3,369,756)	(4,439,406)	(14,093,376)	(34,193,350)	-
Minimum allowance required	-	(661,720)	(416,306)	(509,319)	(1,369,217)	(1,365,285)	(1,685,047)	(3,107,896)	(14,093,376)	(23,208,166)	-
Additional allowance (3)	-	-	-	-	(4,783,753)	(3,185,212)	(1,684,709)	(1,331,510)	-	(10,985,184)	-
Existing allowance	-	(661,720)	(416,306)	(509,319)	(6,152,970)	(4,550,497)	(3,369,756)	(4,439,406)	(14,093,376)	(34,193,350)	-
Provision - delay(4)	-	-	(34,576)	(83,145)	(192,890)	(443,797)	(737,930)	(1,170,605)	(8,751,309)	(11,414,252)	-
Provision - aggravated(5)	-	(22,594)	(11,131)	(55,550)	(544,762)	(562,231)	(808,083)	(1,778,231)	(3,990,942)	(7,773,524)	-
Provision - potencial(6)	-	(639,126)	(370,599)	(370,624)	(5,415,318)	(3,544,469)	(1,823,743)	(1,490,570)	(1,351,125)	(15,005,574)	-

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
(2)	The balance of non-accrual operations amounts to R$ 22,684,050 (R$ 18,909,551 at 09/30/2015).
(3)	Allocated to each level of risk in order to explain the additional volume.
(4)	Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution No. 2.682/1999;
(5)	Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated;
(6)	Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	123

III – By business sector

	09/30/2016%		09/30/2015%
Public Sector	2,966,308	0.6%	3,195,853	0.7%
Energy	192,045	0.1%	133,342	0.0%
Petrochemical and chemical	2,601,712	0.5%	2,797,432	0.6%
Sundry	172,551	0.0%	265,079	0.1%
Private sector	492,360,993	99.4%	474,002,641	99.3%
Companies	261,430,998	52.8%	262,552,081	55.0%
Sugar and alcohol	8,891,325	1.8%	10,534,030	2.2%
Agribusiness and fertilizers	14,499,200	2.9%	15,373,744	3.2%
Food and beverage	11,611,761	2.3%	12,123,542	2.5%
Banks and other financial institutions	9,460,166	1.9%	6,362,785	1.3%
Capital assets	4,940,922	1.0%	7,293,930	1.5%
Pulp and paper	2,793,438	0.6%	3,329,386	0.7%
Publishing and printing	941,121	0.2%	1,029,471	0.2%
Electronic and IT	3,470,555	0.7%	4,155,525	0.9%
Packaging	2,067,347	0.4%	2,838,627	0.6%
Energy and sewage	8,079,343	1.6%	7,180,694	1.5%
Education	1,691,317	0.3%	1,371,067	0.3%
Pharmaceuticals and cosmetics	4,215,290	0.9%	4,287,370	0.9%
Real estate agents	23,416,721	4.7%	19,779,427	4.1%
Entertainment and tourism	4,636,018	0.9%	3,970,668	0.8%
Wood and furniture	2,718,157	0.5%	3,026,801	0.6%
Construction materials	5,185,785	1.0%	6,029,016	1.3%
Steel and metallurgy	8,365,699	1.7%	11,502,222	2.4%
Media	688,735	0.1%	1,143,135	0.2%
Mining	4,960,103	1.0%	5,207,508	1.1%
Infrastructure work	7,942,510	1.6%	4,869,187	1.0%
Oil and gas (*)	5,470,742	1.1%	5,565,821	1.2%
Petrochemical and chemical	8,606,383	1.7%	7,707,545	1.6%
Health care	2,493,248	0.5%	2,064,969	0.4%
Insurance, reinsurance and pension plans	47,058	0.0%	2,161	0.0%
Telecommunications	1,267,440	0.3%	1,149,985	0.2%
Third sector	3,398,893	0.7%	3,830,423	0.8%
Trading	1,478,534	0.3%	1,881,820	0.4%
Transportation	12,523,009	2.5%	15,654,909	3.3%
Domestic appliances	1,730,970	0.3%	2,098,021	0.4%
Vehicles and autoparts	13,646,918	2.8%	16,517,590	3.5%
Clothing and shoes	4,523,263	0.9%	5,044,411	1.1%
Commerce - sundry	15,978,358	3.2%	15,060,096	3.2%
Industry - sundry	7,398,353	1.5%	9,439,114	2.0%
Sundry services	36,663,636	7.4%	28,904,388	6.1%
Sundry	15,628,680	3.2%	16,222,693	3.4%
Individuals	230,929,995	46.6%	211,450,560	44.3%
Credit cards	60,191,606	12.2%	59,052,887	12.4%
Real estate financing	57,623,963	11.6%	44,226,725	9.3%
Consumer loans / overdraft	95,100,171	19.2%	83,720,985	17.5%
Vehicles	18,014,255	3.6%	24,449,963	5.1%
Grand total	495,327,301	100.0%	477,198,494	100.0%

(*) Comprises trade of fuel.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	124

b)	Credit concentration

	09/30/2016		09/30/2015
		% of		% of
Loan, lease and other credit operations (*)	Risk	total	Risk	total
Largest debtor	4,080,676	0.7	5,098,984	0.9
10 largest debtors	31,716,040	5.6	35,256,855	6.4
20 largest debtors	48,563,908	8.6	54,978,146	10.0
50 largest debtors	80,974,052	14.3	92,309,860	16.7
100 largest debtors	109,131,046	19.2	124,462,018	22.5

(*) The amounts include endorsements and sureties.

	09/30/2016		09/30/2015
Loan, lease and other credit operations and securities of		% of		% of
companies and financial institutions (*)	Risk	Total	Risk	total
Largest debtor	8,051,033	1.2	8,014,203	1.2
10 largest debtors	46,431,527	7.0	52,285,015	7.9
20 largest debtors	74,938,508	11.4	83,504,571	12.7
50 largest debtors	118,925,012	18.0	138,993,478	21.1
100 largest debtors	156,514,699	23.7	184,121,038	27.9

(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Opening balance	(34,078,208)	(26,947,986)
Balance arising from the merger with Corpbanca (Note 2c)	(2,282,754)	-
Net increase for the period	(19,437,051)	(21,330,552)
Required by Resolution No. 2,682/99	(19,982,586)	(16,675,629)
Additional allowance (4)	545,535	(4,654,923)
Transfer of financial assets	-	1,027,897
Write-Off	16,287,685	14,026,825
Exchange variation	407,444	(969,534)
Closing balance (1)	(39,102,884)	(34,193,350)
Required by Resolution No. 2,682/99	(28,663,235)	(23,208,166)
Specific allowance (2)	(18,267,636)	(15,909,131)
Generic allowance (3)	(10,395,599)	(7,299,035)
Additional allowance (4)	(10,439,649)	(10,985,184)
Existing allowance	(39,102,884)	(34,193,350)
Provision delay	(13,173,789)	(11,414,252)
Provision aggravated	(9,333,509)	(7,773,524)
Provision potential	(16,595,586)	(15,005,574)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (364,964) (R$ (181,223) at September 30, 2015).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.

At 09/30/2016, the balance of the allowance in relation to the loan portfolio is equivalent to 7.9% (7.2% at 09/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	125

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Expenses for allowance for loan losses	(19,437,051)	(21,330,552)
Income related to recovery of credits written off as loss	2,739,952	3,287,573
Result of allowance for loan losses (*)	(16,697,099)	(18,042,979)

(*) The amounts related to the lease portfolio from 01/01 to 09/30/2016 are: Expenses related to the allowance for loan losses R$ 66,960 (R$ (96,710) from 01/01 to 09/30/2015) and Income related to recovery of credits written off as losses amounting to R$ 64,822 (R$ 102,042 from 01/01 to 09/30/2015).

II - Renegotiated loan operations

	09/30/2016			09/30/2015
		Allowance for			Allowance for
	Portfolio (1)	Loan Losses	%	Portfolio (1)	Loan Losses	%
Total renegotiated loans	25,340,202	(11,190,247)	44.2%	21,902,414	(7,067,587)	32.3%
(-) Renegotiated loans overdue up to 30 days(2)	(7,723,703)	2,181,671	28.2%	(8,361,567)	1,359,279	16.3%
Renegotiated loans overdue over 30 days(2)	17,616,499	(9,008,576)	51.1%	13,540,847	(5,708,308)	42.2%

(1)	The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 229,073 (R$ 120,395 at September 30, 2015).
(2)	Delays determined upon renegotiation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	126

e)	Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

						01/01 to		01/01 to
	09/30/2016					09/30/2016	09/30/2015	09/30/2015
				Over 365		Income		Income
	0 - 30	31 - 180	181 - 365	days	Total	(expenses)	Total	(expenses)
Restricted operations on assets
Loan operations	197,236	2,930	-	193,593	393,759	313	299,064	97,239
Liabilities - restricted operations on assets
Foreign borrowing through securities	-	168,305	-	193,500	361,805	6,451	248,414	(89,766)
Net revenue from restricted operations						6,764		7,473

At 09/30/2016 and 09/30/2015 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	127

f)	Operations of sale or transfers and acquisition of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of whereby the bank assumes joint obligations, at 09/30/2016 where the entity substantially retained the related risks and benefits, is R$ 143,615 (R$ 182,672 at 09/30/2015), composed of real estate financing of R$ 132,072 (R$ 169,407 at 09/30/2015) and farming financing of R$ 11,543 (R$ 13,265 at 09/30/2015).

ll -	Beginning in January 2012, as provided for by CMN Resolution No. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sales or transfers of financial assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out sales operations of financial assets in which there was retention of credit risks. For this reason, these operations are still recorded as credit operations in accordance with the table below:

	09/30/2016
	Assets		Liabilities (*)
Nature of operation	Book value	Fair value	Book value	Fair value
Mortgage Loan	2,606,713	2,526,941	2,604,425	2,524,653
Working capital	2,777,260	2,777,260	2,776,723	2,776,723
Total	5,383,973	5,304,201	5,381,148	5,301,376

(*) Under Other sundry liabilities.

Credit operations, recorded in liabilities, which had already been written off and in which credit risks were substantially retained, were sold, in accordance with the table below:

	09/30/2016
Nature of operation	Book value	Fair value
Vehicles	4,858	4,858
Companies - loan	9,024	9,024
Total	13,882	13,882

Sales or transfers of financial assets without any risk and benefit retention totaling R$ 2,943,538 with an effect on results of R$ 52,758, net of the allowance for loan losses.

Acquisitions of loan portfolios with the retention of assignor’s risks the amount is R$ 393,328 during the nine-month period ended September 30, 2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	128

Note 9 - Foreign exchange portfolio

	09/30/2016	09/30/2015
Assets - other receivables	53,956,199	64,208,917
Exchange purchase pending settlement – foreign currency	29,368,674	37,985,320
Bills of exchange and term documents – foreign currency	2,570	-
Exchange sale rights – local currency	24,946,664	26,611,717
(Advances received) – local currency	(361,709)	(388,120)
Liabilities – other liabilities (Note 2a)	55,117,010	63,139,647
Exchange sales pending settlement – foreign currency	25,533,316	26,198,800
Liabilities from purchase of foreign currency – local currency	29,416,556	36,714,757
Other	167,138	226,090
Memorandum accounts	1,665,787	1,678,399
Outstanding import credits – foreign currency	1,047,553	1,489,596
Confirmed export credits – foreign currency	618,234	188,803

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	129

Note 10 – Funding, borrowing and onlending

a)	Summary

	09/30/2016						09/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	205,410,965	27,528,076	13,655,358	62,004,433	308,598,832	34.3	300,728,661	35.4
Deposits received under securities repurchase agreements	163,599,575	25,224,102	19,907,183	151,605,667	360,336,527	40.1	317,913,620	37.5
Funds from acceptance and issuance of securities	2,070,220	15,730,745	12,127,520	61,034,850	90,963,335	10.1	59,477,850	7.0
Borrowing and onlending	6,555,934	20,009,365	22,374,023	31,341,116	80,280,438	8.9	104,580,413	12.3
Subordinated debt	410,309	8,060,984	2,773,870	47,486,938	58,732,101	6.5	65,910,174	7.8
Total	378,047,003	96,553,272	70,837,954	353,473,004	898,911,233		848,610,718
% per maturity term	42.1	10.7	7.9	39.3
Total – 09/30/2015	349,925,879	101,125,809	73,274,395	324,284,635	848,610,718
% per maturity term	41.2	11.9	8.6	38.3

b)	Deposits

	09/30/2016						09/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	60,286,011	-	-	-	60,286,011	19.5	57,387,934	19.1
Savings accounts	104,850,334	-	-	-	104,850,334	34.0	111,450,931	37.1
Interbank	1,359,760	1,779,361	764,951	35,787	3,939,859	1.3	18,369,813	6.1
Time deposits	38,914,860	25,748,715	12,890,407	61,968,646	139,522,628	45.2	113,519,983	37.7
Total	205,410,965	27,528,076	13,655,358	62,004,433	308,598,832		300,728,661
% per maturity term	66.6	8.9	4.4	20.1
Total – 09/30/2015	189,580,257	38,354,309	16,921,823	55,872,272	300,728,661
% per maturity term	63.0	12.8	5.6	18.6

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 31 to 180 days amouting to R$ 1,657,929, 181 to 365 days amouting to R$ 8,339,167 and over 365 days amounting to R$ 3,012,029, totaling R$ 13,009,125.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	130

c)	Deposits received under securities repurchase agreements

	09/30/2016						09/30/2015
				Over 365
	0 - 30	31 - 180	181 - 365	days	Total	%	Total	%
Own portfolio	23,474,932	15,228,016	18,011,464	110,674,046	167,388,458	46.5	178,723,948	56.2
Government securities	18,109,960	6,273	-	3,932	18,120,165	5.0	34,894,228	11.0
Corporate Securities	2,631,484	402,680	-	-	3,034,164	0.8	-	0.0
Own issue	2,284,831	14,815,240	18,011,464	110,670,114	145,781,649	40.6	135,639,423	42.7
Foreign	448,657	3,823	-	-	452,480	0.1	8,190,297	2.6
Third-party portfolio	126,876,109	-	-	-	126,876,109	35.2	106,241,668	33.4
Free portfolio	13,248,534	9,996,086	1,895,719	40,931,621	66,071,960	18.3	32,948,004	10.4
Total	163,599,575	25,224,102	19,907,183	151,605,667	360,336,527		317,913,620
% per maturity term	45.4	7.0	5.5	42.1
Total – 09/30/2015	150,648,926	15,768,713	17,451,545	134,044,436	317,913,620
% per maturity term	47.3	5.0	5.5	42.2

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	131

d)	Funds from acceptance and issuance of securities

	09/30/2016						09/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	1,797,072	13,522,563	6,776,325	29,781,440	51,877,400	57.0	29,505,068	49.3
Financial	103,968	1,105,903	800,841	17,377,446	19,388,158	21.3	6,883,561	11.5
Real estate	1,226,715	9,086,516	2,153,767	6,402,689	18,869,687	20.7	12,415,740	20.9
Bills of credit related to agribusiness	466,389	3,330,144	3,821,717	6,001,305	13,619,555	15.0	10,050,205	16.9
Mortgage notes	-	-	-	-	-	-	155,562	-
Foreign securities	194,910	1,881,767	3,803,984	28,136,609	34,017,270	37.4	26,154,241	44.3
Non-trade related – issued abroad	194,910	1,881,767	3,803,984	28,136,609	34,017,270	37.4	26,154,241	44.3
Brazil risk note programme	57,327	916,409	470,336	4,070,514	5,514,586	6.1	7,631,532	12.9
Structure note issued	93,551	567,583	1,229,096	4,665,288	6,555,518	7.2	8,247,033	14.0
Bonds	25,359	282,349	1,919,051	16,727,306	18,954,065	20.8	7,548,277	12.8
Fixed rate notes	-	-	-	771,940	771,940	0.8	2,203,583	3.7
Eurobonds	119	283	100,417	1,254,002	1,354,821	1.5	101,140	0.2
Mortgage notes	18,534	23,754	44,961	340,732	427,981	0.5	-	-
Other	20	91,389	40,123	306,827	438,359	0.5	422,676	0.7
Structured Operations Certificates (*)	78,238	326,415	1,547,211	3,116,801	5,068,665	5.6	3,818,541	6.4
Total	2,070,220	15,730,745	12,127,520	61,034,850	90,963,335		59,477,850
% per maturity term	2.3	17.3	13.3	67.1
Total – 09/30/2015	3,140,253	16,988,606	8,481,342	30,867,649	59,477,850
% per maturity term	5.3	28.6	14.2	51.9

(*) As of 09/30/2016, the market value of the funding from Structured Operations Certificates issued is R$ 5,686,917 (R$ 4,261,196 of 09/30/2015) according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 181 to 365 days amounting to (R$ 559,948 at 09/30/2015) and over 365 days in the amount of R$ 3,441,696 (R$ 4,170,475 at 09/30/2015). Due to the exchange variation from the period from January 1 to September 30, 2016, the expense on financial operations is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	132

e)	Borrowing and onlending

	09/30/2016						09/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	5,526,734	15,980,131	17,548,604	10,204,896	49,260,365	61.4	64,244,351	61.4
Domestic	1,579,298	33,716	24,286	39,463	1,676,763	2.1	1,223,615	1.2
Foreign (*)	3,947,436	15,946,415	17,524,318	10,165,433	47,583,602	59.3	63,020,736	60.2
Onlending	1,029,200	4,029,234	4,825,419	21,136,220	31,020,073	38.6	40,336,062	38.6
Domestic – official institutions	1,028,543	4,029,234	4,825,419	21,136,220	31,019,416	38.6	40,333,660	38.6
BNDES	317,567	1,349,727	1,875,164	9,156,364	12,698,822	15.8	15,607,149	14.9
FINAME	668,346	2,629,679	2,901,161	11,562,862	17,762,048	22.1	24,007,148	23.0
Other	42,630	49,828	49,094	416,994	558,546	0.7	719,363	0.7
Foreign	657	-	-	-	657	0.0	2,402	0.0
Total	6,555,934	20,009,365	22,374,023	31,341,116	80,280,438		104,580,413
% per maturity term	8.2	24.9	27.9	39.0
Total – 09/30/2015	6,135,022	23,859,210	28,202,012	46,384,169	104,580,413
% per maturity term	5.9	22.8	27.0	44.3

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Due to the exchange variation from the period from January 1 to September 30, 2016, the expense on financial operations – Borrowings and Onlending is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	133

f)	Subordinated debt

	09/30/2016						09/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	2,278,659	-	-	2,278,659	3.9	7,383,152	11.2
Financial treasury bills	399,413	5,368,331	2,534,182	17,211,213	25,513,139	43.4	26,664,584	40.5
Euronotes	-	357,231	-	25,303,504	25,660,735	43.7	31,403,135	47.6
Bonds	10,896	56,763	239,688	5,031,572	5,338,919	9.1	548,590	0.8
(-) Transaction costs incurred (Note 4b)	-	-	-	(59,351)	(59,351)	(0.1)	(89,287)	(0.1)
Grand total (*)	410,309	8,060,984	2,773,870	47,486,938	58,732,101		65,910,174
% per maturity term	0.7	13.7	4.7	80.9
Total – 09/30/2015	421,421	6,154,971	2,217,673	57,116,109	65,910,174
% per maturity term	0.6	9.3	3.4	86.7

(*) According to current legislation, the accounting balance of subordinated debt as of September 2016 was used for the calculation of reference equity as of December, 2012, totaling R$ 56,156,171.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	134

Description

	Principal amount
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	465,835	2006	2016	100% do CDI + 0,7% (*)	1,371,285
	366,830	2010	2017	IPCA + 7,21% a 7,33%	907,374
				Total	2,278,659
Subordinated financial bills - BRL
	50,000	2010	2016	112% a 112,5% do CDI	53,872
	30,000			IPCA + 7%	66,279
	206,000	2010	2017	IPCA + 6,95% a 7,2%	331,914
	3,215,500	2011	2017	108% a 112% do CDI	3,506,615
	3,650,000			100% do CDI + 1,29% a 1,52%	3,774,831
	352,400			IPCA + 6,15% a 7,8%	632,385
	138,000			IGPM + 6,55% a 7,6%	270,072
	500,000	2012	2017	100% do CDI + 1,12%	525,597
	42,000	2011	2018	IGPM + 7%	63,325
	30,000			IPCA + 7,53% a 7,7%	47,187
	6,373,127	2012	2018	108% a 113% do CDI	7,280,651
	460,645			IPCA + 4,4% a 6,58%	744,053
	3,782,100			100% do CDI + 1,01% a 1,32%	3,973,448
	112,000			9,95% a 11,95%	170,077
	2,000	2011	2019	109% a 109,7% do CDI	3,466
	1,000	2012	2019	110% do CDI	1,702
	12,000			11.96%	20,261
	100,500			IPCA + 4,7% a 6,3%	160,214
	1,000	2012	2020	111% do CDI	1,710
	20,000			IPCA + 6% a 6,17%	36,233
	6,000	2011	2021	109,25% a 110,5% do CDI	10,679
	2,306,500	2012	2022	IPCA + 5,15% a 5,83%	3,812,402
	20,000			IGPM + 4,63%	26,166
				Total	25,513,139
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,333,541
	1,000,000	2010	2021	5.75%	3,280,423
	750,000	2011	2021	5,75% a 6,2%	2,505,286
	550,000	2012	2021	6.2%	1,785,410
	2,625,000	2012	2022	5,5% a 5,65%	8,507,072
	1,870,000	2012	2023	5.13%	6,189,652
				Total	25,601,384

Subordinated bonds - CLP	13,739,331	2008	2022	7,4% a 7,99%	138,139
	41,528,200	2008	2033	3,5% a 4,5%	218,079
	110,390,929	2008	2033	4.8%	765,974
	98,151,772	2009	2035	4.8%	697,630
	2,000,000	2009	2019	10.7%	2,691
	94,500,000	2009	2019	IPC + 2%	123,455
	140,000,000	2010	2017	IPC + 2%	172,489
	11,311,860	2010	2032	4.4%	67,114
	24,928,312	2010	2035	3.9%	154,316
	125,191,110	2010	2036	4.4%	733,798
	87,087,720	2010	2038	3.9%	534,403
	68,060,124	2010	2040	4.1%	411,369
	33,935,580	2010	2042	4.4%	200,558
	104,000,000	2013	2023	IPC + 2%	117,823
	146,000,000	2013	2028	IPC + 2%	161,744
	510,107,100	2014	2024	LIB + 4%	578,245
	47,831,440	2014	2034	3.8%	261,092
				Total	5,338,919

Total					58,732,101

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with (maturity of up to 30 days amounting to R$ 113,580 at 09/30/2015), with maturities of 31 to 180 days amounting to R$ 357,231 (R$ 327,672 09/30/2015) and over 365 days amounting to R$ 25,244,153 (R$ 30,872,596 at 09/30/2015), totaling R$ 25,601,384 (R$ 31,313,848 at 09/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	135

Note 11 - Insurance, pension plan and capitalization operations

a) Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Unearned premiums	2,415,326	3,372,795	15,981	14,124	-	-	2,431,307	3,386,919
Mathematical provision of benefits to be granted and benefits granted	24,935	22,235	141,682,501	116,475,084	-	-	141,707,436	116,497,319
Redemptions and other unsettled amounts	11,351	22,163	240,074	209,317	-	-	251,425	231,480
Financial surplus	1,638	1,309	569,645	539,827	-	-	571,283	541,136
Unsettled claims	790,672	721,842	18,324	15,781	-	-	808,996	737,623
Claims / events incurred but not reported	444,396	475,651	24,841	19,590	-	-	469,237	495,241
Administrative and related expenses	41,991	40,083	62,803	77,252	20,617	12,955	125,411	130,290
Mathematical provision for capitalization and redemptions	-	-	-	-	3,046,402	2,995,011	3,046,402	2,995,011
Raffles payable and to be held	-	-	-	-	23,558	24,574	23,558	24,574
Complementary raffles	-	-	-	-	569	2,720	569	2,720
Other provisions(1)	569,736	530,390	128,833	562,798	264	297	698,833	1,093,485
Total (2)	4,300,045	5,186,468	142,743,002	117,913,773	3,091,410	3,035,557	150,134,457	126,135,798

(1)	It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular No. 517, of July 30, 2015.

(2)	This table covers the amendments established by SUSEP Circular No. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	136

b) Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Interbank investments – money market	965,963	1,104,272	928,055	1,071,041	1,186,835	1,154,068	3,080,853	3,329,381
Securities and derivative financial instruments	2,204,375	5,852,324	143,019,462	114,133,025	1,958,265	2,047,318	147,182,102	122,032,667
PGBL / VGBL fund quotas (1)	-	-	135,535,659	111,011,735	-	-	135,535,659	111,011,735
Government securities - domestic	-	-	106,264,108	77,823,857	-	-	106,264,108	77,823,857
National treasury bills	-	-	43,537,731	26,239,184	-	-	43,537,731	26,239,184
National treasury notes	-	-	36,354,542	23,176,685	-	-	36,354,542	23,176,685
Financial treasury bills	-	-	26,371,835	28,407,988	-	-	26,371,835	28,407,988
Corporate securities	-	-	29,348,581	32,584,539	-	-	29,348,581	32,584,539
Bank deposit certificates	-	-	2,068,229	2,430,792	-	-	2,068,229	2,430,792
Debentures	-	-	3,408,612	3,282,048	-	-	3,408,612	3,282,048
Shares	-	-	624,768	430,309	-	-	624,768	430,309
Financial treasury bills	-	-	23,151,230	26,376,926	-	-	23,151,230	26,376,926
Others	-	-	95,742	64,464	-	-	95,742	64,464
PGBL / VGBL fund quotas	-	-	407,169	402,292	-	-	407,169	402,292
Derivative financial instruments	-	-	(399,204)	306,140	-	-	(399,204)	306,140
Loans for shares	-	-	181,171	326,472	-	-	181,171	326,472
Accounts receivable / (payable)	-	-	(266,166)	(431,565)	-	-	(266,166)	(431,565)
Other assets	2,204,375	5,852,324	7,483,803	3,121,290	1,958,265	2,047,318	11,646,443	11,020,932
Government	1,117,268	4,264,477	6,789,275	1,444,182	473,837	239,021	8,380,380	5,947,680
Private	1,087,107	1,587,847	694,528	1,677,108	1,484,428	1,808,297	3,266,063	5,073,252
Receivables from insurance and reinsurance operations (2)	1,357,860	1,709,732	-	-	-	-	1,357,860	1,709,732
Credit rights	960,307	787,778	-	-	-	-	960,307	787,778
Commercial – extended guarantee	318,209	871,727	-	-	-	-	318,209	871,727
Reinsurance	79,344	50,227	-	-	-	-	79,344	50,227
Total	4,528,198	8,666,328	143,947,517	115,204,066	3,145,100	3,201,386	151,620,815	127,071,780

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to lliabilities in Pension plan technical provision accounts.

(2) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	137

c) Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 09/30/2016			01/01 to 09/30/2015			01/01 to 09/30/2016			01/01 to 09/30/2015			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Financial income related to insurance, pension plan and
capitalization operations	272,582	-	272,582	261,995	-	261,995	222,203	-	222,203	233,734	-	233,734	180,953	156,225	675,738	651,954
Financial income	300,612	-	300,612	298,479	-	298,479	13,675,473	-	13,675,473	8,691,729	-	8,691,729	330,472	310,319	14,306,557	9,300,527
Financial expenses	(28,030)	-	(28,030)	(36,484)	-	(36,484)	(13,453,270)	-	(13,453,270)	(8,457,995)	-	(8,457,995)	(149,519)	(154,094)	(13,630,819)	(8,648,573)
Operating income related to insurance, pension plan and
capitalization operations	2,172,179	(24,944)	2,147,235	2,359,644	(29,605)	2,330,039	527,296	(577)	526,719	216,467	(1,293)	215,174	461,764	437,376	3,135,718	2,982,589
Premiums and contributions	3,309,402	(74,873)	3,234,529	3,769,489	(50,784)	3,718,705	14,698,454	(2,164)	14,696,290	12,645,739	(4,676)	12,641,063	2,129,793	1,958,544	20,060,612	18,318,312
Changes in technical provisions	568,440	(10,129)	558,311	639,949	5,116	645,065	(14,134,339)	-	(14,134,339)	(12,406,012)	-	(12,406,012)	(3,005)	570	(13,579,033)	(11,760,377)
Expenses for claims, benefits, redemptions and raffles	(1,176,757)	55,681	(1,121,076)	(1,201,160)	10,525	(1,190,635)	(31,302)	-	(31,302)	(17,890)	1,750	(16,140)	(1,663,911)	(1,527,092)	(2,816,289)	(2,733,867)
Selling expenses	(492,417)	4,377	(488,040)	(802,537)	5,538	(796,999)	(2,993)	-	(2,993)	(3,543)	-	(3,543)	(3,001)	(1,347)	(494,034)	(801,889)
Other operating revenues and expenses	(36,489)	-	(36,489)	(46,097)	-	(46,097)	(2,524)	1,587	(937)	(1,827)	1,633	(194)	1,888	6,701	(35,538)	(39,590)
Total income related to insurance, pension plan and capitalization operations	2,444,761	(24,944)	2,419,817	2,621,639	(29,605)	2,592,034	749,499	(577)	748,922	450,201	(1,293)	448,908	642,717	593,601	3,811,456	3,634,543

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	138

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	139

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 2,828,327 (R$ 2,394,446 at 09/30/2015), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 53,728 (R$ 765,096 at 09/30/2015).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	140

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposit balances:

					01/01 to
	01/01 to 09/30/2016				09/30/2015
	Civil	Labor	Other	Total	Total
Opening balance	5,226,944	6,131,853	134,818	11,493,615	10,399,739
Balance arising from the merger with Corpbanca (Note 2c)	1,809	5,377	132,946	140,132	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(236,018)	(1,089,443)	-	(1,325,461)	(1,160,801)
Subtotal	4,992,735	5,047,787	267,764	10,308,286	9,238,938
Monetary restatement/charges	226,780	472,857	-	699,637	666,490
Changes in the period reflected in results (Notes 13f and 13i)	992,129	2,443,713	17,349	3,453,191	2,373,842
Increase (*)	1,512,161	2,594,828	17,688	4,124,677	3,232,041
Reversal	(520,032)	(151,115)	(339)	(671,486)	(858,199)
Payment	(1,242,153)	(1,649,511)	-	(2,891,664)	(2,421,767)
Subtotal	4,969,491	6,314,846	285,113	11,569,450	9,857,503
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	251,200	1,074,264	-	1,325,464	1,449,025
Closing balance	5,220,691	7,389,110	285,113	12,894,914	11,306,528
Closing balance at 09/30/2015	5,160,855	5,969,601	176,072	11,306,528
Escrow deposits at 09/30/2016	1,571,344	2,418,208	-	3,989,552
Escrow deposits at 09/30/2015	1,968,831	2,291,208	-	4,260,039

(*) Civil provisions include the provision for economic plans amounting to R$ 247,640 (R$ 181,368 from 01/01 to 09/30/2015) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	141

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits:

				01/01 to
	01/01 to 09/30/2016			09/30/2015
	Legal
Provisions	Obligation	Contingencies	Total	Total
Opening balance	4,261,241	3,239,293	7,500,534	6,626,932
(-) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	(64,548)	(64,548)	(60,646)
Subtotal	4,261,241	3,174,745	7,435,986	6,566,286
Monetary restatement / charges	247,835	328,321	576,156	494,359
Changes in the period reflected in results	70,492	(15,255)	55,237	354,592
Increase	120,196	12,358	132,554	861,806
Reversal	(49,704)	(27,613)	(77,317)	(507,214)
Payment	(26,661)	(37,539)	(64,200)	(131,901)
Subtotal	4,552,907	3,450,272	8,003,179	7,283,336
(+) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	67,723	67,723	63,510
Closing balance (Note 14c)	4,552,907	3,517,995	8,070,902	7,346,846
Closing balance at 09/30/2015 (Note 14c)	4,157,690	3,189,156	7,346,846

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	142

				01/01 to
	01/01 to 09/30/2016			09/30/2015
	Legal
Escrow deposits	obligation	Contingencies	Total	Total
Opening balance	3,880,081	458,663	4,338,744	4,736,435
Appropriation of income	242,107	47,296	289,403	192,257
Changes in the period	97,099	10,140	107,239	161,941
Deposited	163,231	18,264	181,495	322,818
Withdrawals	(41,036)	(7,980)	(49,016)	(68,486)
Reversals to income	(25,096)	(144)	(25,240)	(92,391)
Closing balance	4,219,287	516,099	4,735,386	5,090,633
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	-	-	(117)
Closing balance after relocated	4,219,287	516,099	4,735,386	5,090,516
Closing balance at 09/30/2015	4,668,620	421,896	5,090,516

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	143

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,181,516: the company is discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,164,924;

•	INSS – Accident Prevention Factor (FAP) – R$ 981,822: the company is discussing the legality of FAP and inconsistent calculations made by the INSS. The balance of the deposit in court totals R$ 107,244;

•	PIS and COFINS – Calculation basis – R$ 640,803: the company is defending the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 558,654;

•	IRPJ and CSLL – Profits abroad– R$ 591,823: the company is discussing the calculation bases with respect to profits earned abroad and defending the inapplicability of the SRF Regulatory Instruction No. 213/02, which exceeds the corresponding legal provision. The balance of the deposit in court totals R$ 225,657.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	144

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 18,024,325, are described below:

•	INSS – Non-compensatory amounts – R$ 4,687,098: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,058,213: the deductibility of goodwill with future expected profitability on the acquisition of investments, and R$ 651,547 of this amount is guaranteed in purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,557,450: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,380,643: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,226,301: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	IRPJ/ CSLL – Deductibility of Losses in Credit Operations – R$ 516,992 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,145,580 (R$ 1,124,205 at 09/30/2015) (Note 13a). This value is derived from basically the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	09/30/2016	09/30/2015
Securities (basically financial treasury bills – Note 7b)	918,702	807,768
Deposits in guarantee	4,494,404	4,359,188

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	145

Deposits related to lawsuits must be made in court and can be withdrawn by the winning party in the lawsuit, with the respective additions provided for by law, according to the court decision.

In general, the deposits made under lawsuits must be made in court and are retained until a court decision is rendered. The adjusted deposited amount will be withdrawn by the wining party in the lawsuit, whether it is the bank or the counterparty, according to the court decision.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED is not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	146

e)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING adhere to PPIs – Installment Payment Incentive Programs substantially related to the local level, established the following by laws: Law No. 5,854, of April 27, 2015 - Rio de Janeiro; Law No. 8,927, of October 22, 2015 and Decree-Law No. 26,624, of October 26, 2015 - Salvador; Law No. 18,181, of November 30, 2015 and Decree Law No. 29,275, of November 30, 2015 - Recife; Supplementary Law No. 95, of October 19, 2015 - Curitiba.

The PPIs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the PPIs in result was R$ 12,474, and it is recorded in Other Operating Income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	147

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	09/30/2016	09/30/2015
Social contribution for offsetting (Note 14b I)	637,865	645,254
Taxes and contributions for offsetting	5,743,538	5,142,299
Escrow deposits for foreign fundraising program	1,249,960	1,091,394
Receivables from reimbursement of contingent liabilities (Note 12c)	1,145,580	1,124,205
Receivables from reimbursement of contingent liabilities	2,276,686	2,270,922
(Allowance for loan losses)	(1,131,106)	(1,146,717)
Sundry domestic debtors	1,921,271	1,081,367
Premiums from loan operations	1,013,633	1,895,113
Sundry foreign debtors	2,026,579	2,467,160
Retirement plan assets (Note 19)	2,058,680	2,058,355
Recoverable payments	39,548	140,013
Salary advances	283,422	234,362
Amounts receivable from related companies	40,881	42,110
Operations without credit granting characteristics	1,621,798	1,914,571
Securities and credits receivable	2,050,031	2,227,115
(Allowance for loan losses)	(428,233)	(312,544)
Other	896,693	728,747
Total	18,679,448	18,564,950

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset R$ 1,065,855 (R$ 916,221 at 09/30/2015) (Note 14b I) and Advance for future capital increase of R$ 2,306,516.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	148

b)	Prepaid expenses

	09/30/2016	09/30/2015
Commissions (*)	1,365,910	2,155,343
Related to vehicle financing	99,351	162,968
Related to insurance and pension plan	312,439	803,395
Restricted to commissions / partnership agreements	40,607	111,373
Related to Payroll Loans	746,396	923,463
Other	167,117	154,144
Advertising	188,769	235,966
Other	795,586	586,482
Total	2,350,265	2,977,791

(*) In the third quarter of 2016, the impact on income related to commission from local correspondents, as described in Note 4g, was R$ 184,498 (R$ 132,889 of 09/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	149

c)	Other sundry liabilities

	09/30/2016	09/30/2015
Provisions for sundry payments	1,964,542	2,109,884
Personnel provision	2,313,403	2,134,270
Sundry creditors - local	2,186,087	1,759,222
Sundry creditors - foreign	2,752,652	2,775,136
Liabilities for official agreements and rendering of payment services	1,431,724	835,439
Related to insurance operations	218,794	200,654
Liabilities for purchase of assets and rights	78,661	661
Creditors of funds to be released	954,700	1,315,104
Funds from consortia participants	74,534	39,730
Provision for retirement plan benefits (Note 19)	699,935	531,201
Provision for health insurance (*)	733,910	705,669
Liabilities from transactions related to credit assignments (Note 8f)	5,395,030	5,589,580
Liabilities from sales operations or transfer of financial assets	38,596	37,789
Other	1,095,819	974,874
Total	19,938,387	19,009,213

(*) Provision set up to cover possible future deficits up to the total discontinuation of the portfolio, arising from the difference between monthly installments adjustments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	150

d)	Banking service fees

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Asset management	3,537,560	3,050,317
Funds management fees	3,026,990	2,544,670
Consortia management fees	510,570	505,647
Current account services	610,749	588,624
Credit cards	7,679,733	7,160,255
Relationship with stores	7,662,524	7,119,951
Credit card processing	17,209	40,304
Sureties and credits granted	1,836,349	1,676,117
Loan operations	754,636	730,596
Guarantees provided	1,081,713	945,521
Receipt services	1,151,140	1,133,782
Collection fees	972,808	925,181
Collection services	178,332	208,601
Other	1,981,130	1,766,890
Custody services and management of portfolio	272,936	217,337
Economic and financial advisory	418,457	472,358
Foreign exchange services	67,659	64,762
Other services	1,222,078	1,012,433
Total	16,796,661	15,375,985

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	151

e)	Income related to bank charges

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Loan operations / registration	603,937	747,455
Credit cards – annual fees and other services	2,387,367	2,416,794
Deposit account	121,103	87,902
Transfer of funds	178,658	145,026
Income related to securities brokerage	304,592	281,034
Service package fees	4,212,164	3,559,218
Total	7,807,821	7,237,429

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	152

f)	Personnel expenses

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Compensation	(6,578,999)	(6,051,899)
Charges	(1,916,596)	(1,913,308)
Welfare benefits (Note 19)	(2,162,073)	(1,972,289)
Training	(128,086)	(139,702)
Labor claims and termination of employees (Note 12b)	(2,811,949)	(1,300,997)
Stock Option Plan	(248,325)	(178,357)
Total	(13,846,028)	(11,556,552)
Employees’ profit sharing	(2,425,811)	(2,320,851)
Total including employees’ profit sharing	(16,271,839)	(13,877,403)

g)	Other administrative expenses

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Data processing and telecommunications	(2,893,848)	(2,950,252)
Depreciation and amortization	(1,651,628)	(1,499,321)
Installations	(2,197,866)	(2,009,254)
Third-party services	(3,174,928)	(2,885,284)
Financial system services	(529,933)	(430,597)
Advertising, promotions and publication	(672,603)	(745,497)
Transportation	(296,991)	(299,500)
Materials	(228,528)	(304,826)
Security	(534,708)	(506,780)
Travel expenses	(139,050)	(158,715)
Other	(768,708)	(607,862)
Total	(13,088,791)	(12,397,888)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	153

h)	Other operating revenue

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Reversal of operating provisions	25,679	147,928
Recovery of charges and expenses	97,707	47,214
Program for Settlement or Installment Payment of Federal (Note 12e)	11,443	122,067
Other	446,022	339,991
Total	580,851	657,200

i)	Other operating expenses

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Provision for contingencies (Note 12b)	(1,221,958)	(1,925,840)
Civil lawsuits	(992,129)	(1,299,447)
Tax and social security contributions	(212,480)	(609,152)
Other	(17,349)	(17,241)
Selling - credit cards	(2,074,840)	(2,275,829)
Claims	(210,080)	(218,770)
Provision for health insurance (Note 13c)	(17,568)	(21,078)
Refund of interbank costs	(224,558)	(207,152)
Other	(1,935,718)	(1,203,225)
Total	(5,684,722)	(5,851,894)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	154

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation of income tax and social contribution:

	01/01 to	01/01 to
Due on operations for the period	09/30/2016	09/30/2015
Income before income tax and social contribution	28,340,097	5,686,056
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(12,753,044)	(2,306,264)

Increase/decrease in income tax and social contribution charges arising from:

Investments in affiliates and jointly controlled entities	154,912	150,304
Foreign exchange variations on investments abroad	(4,413,296)	8,499,092
Interest on capital	2,280,358	1,814,605
Corporate reorganizations (Note 4q)	470,885	473,587
Dividends and interest on external debt bonds	232,577	183,917
Other nondeductible expenses net of non taxable income (*)	10,331,550	(16,655,217)
Income tax and social contribution expenses	(3,696,058)	(7,839,976)
Related to temporary differences
Increase (reversal) for the period	(8,246,045)	16,312,283
Increase (reversal) of prior periods	(27,787)	(53,492)
Increase in the social contribution tax rate (Note 14b IV)	-	3,988,253
(Expenses)/Income related to deferred taxes	(8,273,832)	20,247,044
Total income tax and social contribution expenses	(11,969,890)	12,407,068

(*) Includes temporary (additions) and exclusions.

II -	Composition of tax expenses:

	01/01 to	01/01 to
	09/30/2016	09/30/2015
PIS and COFINS	(4,720,757)	(2,387,060)
ISS	(769,394)	(705,195)
Other	(561,734)	(477,885)
Total (Note 4o)	(6,051,885)	(3,570,140)

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ 220,810 (R$ 179,994 at 09/30/2015) and are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedges), as mentioned in Note 22b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	155

b) Deferred taxes

I -	The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	09/30/2015	09/30/2016	12/31/2015	Realization / Reversal	Increase (1)	09/30/2016	09/30/2015
Reflected in income and expense accounts			53,000,680	(12,545,073)	11,893,294	52,348,901	55,802,223
Related to income tax and social contribution loss carryforwards			5,643,067	(276,092)	1,609,097	6,976,072	9,708,305
Related to disbursed provisions			32,229,846	(8,914,253)	5,877,344	29,192,937	30,272,117
Allowance for loan losses			25,432,877	(2,988,200)	4,597,046	27,041,723	21,825,279
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			5,674,148	(5,674,148)	44,190	44,190	7,384,874
Allowance for real estate			219,017	(50,843)	10,942	179,116	210,544
Goodwill on purchase of investments			537,917	(194,818)	-	343,099	647,618
Other			365,887	(6,244)	1,225,166	1,584,809	203,802
Related to non-disbursed provisions (2)	37,149,798	39,127,102	15,127,767	(3,354,728)	4,406,853	16,179,892	15,821,801
Related to the operation	26,164,614	28,687,453	10,733,693	(3,354,728)	4,152,524	11,531,489	10,878,468
Provision for contingent liabilities	12,116,926	13,880,656	5,386,508	(730,706)	1,296,094	5,951,896	5,184,344
Civil lawsuits	4,851,175	4,852,382	2,149,334	(314,925)	268,834	2,103,243	2,143,603
Labor claims	4,129,934	5,566,481	1,811,927	(385,455)	865,411	2,291,883	1,693,606
Tax and social security contributions	3,106,612	3,450,272	1,420,092	(29,319)	161,849	1,552,622	1,335,028
Other	29,205	11,521	5,155	(1,007)	-	4,148	12,107
Adjustments of operations carried out on the futures settlement market	4,593,162	1,321,651	1,391,101	(858,830)	18,449	550,720	1,912,150
Legal obligation - tax and social security contributions	1,510,776	2,319,492	508,498	(35,126)	59,245	532,617	458,132
Provision related to health insurance operations	705,669	733,910	322,354	(29,150)	-	293,204	317,549
Other non-deductible provisions	7,238,081	10,431,744	3,125,232	(1,700,916)	2,778,736	4,203,052	3,006,293
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	10,985,184	10,439,649	4,394,074	-	254,329	4,648,403	4,943,333
Reflected in stockholders’ equity accounts			3,982,935	(1,898,887)	837,677	2,921,725	3,655,172
Corporate reorganizations (Note 4q)	6,001,170	4,154,558	1,883,435	(470,885)	-	1,412,550	2,040,398
Adjustment to market value of available-for-sale securities	3,588,387	1,530,536	2,099,500	(1,428,002)	17,245	688,743	1,614,774
Cash flow hedge and hedge of net investment in foreign operation	-	2,198,264	-	-	820,432	820,432	-
Total (3)	46,739,355	47,010,460	56,983,615	(14,443,960)	12,730,971	55,270,626	59,457,395
Social contribution for offsetting arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			645,254	(7,389)	-	637,865	645,254

(1) Includes balance arising from the merger with Corpbanca R$ 1,220,814 and Recovery acquisition R$ 44,830 (Note 2c).

(2) From a financial point of view, rather than recording the provision of R$ 39,127,102 (R$ 37,149,798 at 09/30/2015) and deferred tax assets of R$ 16,179,892 (R$ 15,821,801 at 09/30/2015), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 55,270,626 (R$ 59,457,395 at 09/30/2015) to R$ 39,090,734 (R$ 43,635,594 at 09/30/2015).

(3) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

At ITAÚ UNIBANCO HOLDING, the Deferred Tax Assets totaled R$ 1,661,048 (R$ 449,257 at 09/30/2015) and are basically represented by Income Tax Losses and Social Contribution Loss carryforwards of R$ 1,116,341 (R$ 362,881 at 09/30/2015), Interest on capital of R$ 323,246, Provisions for Guarantee Accounts of R$ 117,090, Provisions to Related Legal obligation, tax and social security contributions R$ 63,874 (R$ 12,631 at 09/30/2015), Administrative Provisions of R$ 32,887 (R$ 2,329 at 09/30/2015) and Adjustment to market value of securities and derivative financial instruments R$ 7,462 (R$ 64.578 at 09/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	156

II -	Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2015	Realization / Reversal	Increase (1)	09/30/2016	09/30/2015
Reflected in income and expense accounts	3,500,301	(975,485)	9,672,447	12,197,263	3,622,175
Depreciation in excess – leasing	1,487,279	(522,859)	-	964,420	1,569,340
Restatement of escrow deposits and contingent liabilities	1,129,778	(80,851)	182,926	1,231,853	1,107,315
Provision for pension plan benefits	380,099	-	47,707	427,806	376,279
Adjustments to market value of securities and derivative financial instruments	205,166	(205,166)	7,607,452	7,607,452	85,102
Adjustments of operations carried out on the future settlement market	56,457	-	972,092	1,028,549	227,415
Taxation of results abroad – capital gains	167,162	(165,607)	-	1,555	198,233
Other	74,360	(1,002)	862,270	935,628	58,491
Reflected in stockholders’ equity accounts	1,848,221	(1,433,828)	392,186	806,579	1,880,695
Adjustments to market value of available-for-sale securities	34,969	-	380,723	415,692	80,076
Cash flow hedge	1,433,828	(1,433,828)	-	-	1,369,257
Provision for pension plan benefits (2)	379,424	-	11,463	390,887	431,362
Total	5,348,522	(2,409,313)	10,064,633	13,003,842	5,502,870

(1) Includes balance arising from the merger with Corpbanca R$ 993.750 (Note 2c).

(2) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4.424/15 (Note 19).

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 205,006 (R$ 4,926 at 09/30/2015), and are basically comprised of Adjustments to Market Value of Trading Securities and Financial Derivative Instruments of R$ 193.937 and Monetary Restatement of Escrow Deposits for Legal Obligations and Contingent Liabilities of R$ 5.690 (R$ 4,942 at 09/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	157

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2016, are:

	Deferred tax assets								Provision for deferred
Year of realization	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offsetting	%	income tax and social contribution	%	Net deferred taxes	%
2016	8,087,086	17%	18,540	0%	8,105,626	15%	1,884	0%	(1,208,844)	9%	6,898,666	16%
2017	15,136,577	31%	45,800	1%	15,182,377	27%	5,811	1%	(852,246)	6%	14,335,942	34%
2018	12,509,746	26%	446,661	6%	12,956,407	23%	20,969	3%	(976,464)	8%	12,000,912	28%
2019	2,046,801	4%	2,428,082	35%	4,474,883	8%	135,324	21%	(1,539,974)	12%	3,070,233	7%
2020	559,598	1%	1,992,881	29%	2,552,479	5%	241,702	38%	(1,325,952)	10%	1,468,229	3%
after 2020	9,954,746	21%	2,044,108	29%	11,998,854	22%	232,175	37%	(7,100,362)	55%	5,130,667	12%
Total	48,294,554	100%	6,976,072	100%	55,270,626	100%	637,865	100%	(13,003,842)	100%	42,904,649	100%
Present value (*)	43,107,525		5,752,552		48,860,077		536,276		(10,358,498)		39,037,855

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. There are no unrecorded deferred tax assets at 09/30/2016 (R$ 3,988,253 at 30/09/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	158

c)	Tax and social security contributions

	09/30/2016	09/30/2015

Taxes and contributions on income payable	3,174,723	4,057,176
Taxes and contributions payable	1,746,573	1,782,784
Provision for deferred income tax and social contribution (Note 14b II)	13,003,842	5,502,870
Legal liabilities – tax and social security (Note 12b)	4,552,907	4,157,690
Total	22,478,045	15,500,520

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 343.980 (R$ 636,937 at 09/30/2015) and is mainly comprised of Provision for Deferred Income Tax and Social Contribution R$ 205.006 (R$ 4,926 at 09/30/2015) and Taxes and contributions on income payable of R$ 125.583 (R$ 620,286 at 09/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	159

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	09/30/2016	09/30/2015
Taxes paid or provided for	12,612,632	14,231,607
Taxes withheld and collected from third parties	11,007,926	10,253,510
Total	23,620,558	24,485,117

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	160

Note 15 – Permanent Assets

a) Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

	Balance at 12/31/2015					Changes
	Book value							Equity in earnings of subisidiaries
Companies	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2015	Amortization of goodwill	Dividends / interest on capital paid/provided for (2)	Earnings/ (loss)	Changes in exchange rates	Adjustments under investor criteria (1)	Unrealized results	Total	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 09/30/2016	Balance at 09/30/2015	Equity in earnings of subsidiaries from 01/01 to 09/30/2015
Domestic	66,428,426	19,485	(373,322)	17,951	66,092,540	(4,752)	(1,397,366)	10,582,814	-	39,093	89,681	10,711,588	(766,072)	10,026,814	84,662,752	67,304,129	10,964,587
Itaú Unibanco S.A.	56,187,610	11,362	(327,902)	17,951	55,889,021	(4,752)	-	8,692,939	-	40,723	81,411	8,815,073	(784,799)	12,333,329	76,247,872	55,495,268	6,956,040
Banco Itaucard S.A. (4)	2,595,045	4,425	-	-	2,599,470	-	24	982,635	-	(4,049)	(2,043)	976,543	631	(203,756)	3,372,912	2,920,493	2,583,013
Banco Itaú BBA S.A.	5,686,536	3,175	(45,420)	-	5,644,291	-	(1,397,386)	555,826	-	2,190	10,313	568,329	18,317	(2,102,759)	2,730,792	5,628,731	611,445
Itaú -BBA Participações S.A.	1,538,767	-	-	-	1,538,767	-	-	179,116	-	-	-	179,116	-	-	1,717,883	1,473,503	113,084
Itaú Corretora de Valores S. A. (4)	420,455	523	-	-	420,978	-	-	172,295	-	229	-	172,524	(221)	-	593,281	1,786,122	701,001
Itau Seguros S.A.	13	-	-	-	13	-	(4)	3	-	-	-	3	-	-	12	12	4
Foreign	8,159,423	-	-	51,409	8,210,832	(60,772)	(195,836)	180,255	(973,108)	10,799	(19)	(782,073)	20,387	(184,661)	7,007,877	8,539,229	2,536,820
Itaú Corpbanca(5)	-	-	-	-	-	(42,952)	(26,349)	(12,723)	(285,220)	180	(44)	(297,807)	245	4,254,869	3,888,006	-	-
BICSA Holdings (6)	2,019,984	-	-	3,769	2,023,753	(2,826)	-	34,186	(346,346)	(16)	25	(312,151)	45	-	1,708,821	2,069,721	508,648
Banco Itaú Uruguay S.A.	1,296,198	-	-	4,712	1,300,910	(3,534)	-	72,464	(184,068)	-	-	(111,604)	14,616	-	1,200,388	1,487,750	593,763
OCA S.A.	342,288	-	-	1,434	343,722	(1,076)	(158,203)	62,745	(40,626)	-	-	22,119	14	-	206,576	333,481	170,612
ACO Ltda.	4,534	-	-	21	4,555	(16)	-	135	(588)	-	-	(453)	-	-	4,086	4,672	1,141
Itaú Chile Holdings, INC. (7)	181,190	-	-	-	181,190	-	-	-	3,471	-	-	3,471	-	(184,661)	-	208,131	478,120
OCA Casa Financiera S.A. (8)	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	11,631
Banco Itau Chile S.A. (9)	4,315,229	-	-	41,473	4,356,702	(10,368)	(11,284)	23,448	(119,731)	10,635	-	(85,648)	5,467	(4,254,869)	-	4,435,474	772,905
Grand total	74,587,849	19,485	(373,322)	69,360	74,303,372	(65,524)	(1,593,202)	10,763,069	(973,108)	49,892	89,662	9,929,515	(745,685)	9,842,153	91,670,629	75,843,358	13,501,407

(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;
(2)	Dividends approved and not paid are recorded as Dividends receivable.
(3)	Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.
(4)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.
(5)	Inflow of investments on April 01, 2016 in the Corpbanca’s acquisition process;
(6)	Company entrance on July 31, 2015.
(7)	Company liquidated on February 29, 2016.
(8)	Company liquidated on March 30, 2015.
(9)	Write-off of investment on April 01, 2016 in the Corpbanca’s acquisition process.

			Net income	Number of shares/quotas owned by				Equity share
		Stockholders’	for the	ITAÚ UNIBANCO HOLDING			Equity share in	in
Companies	Capital	equity	period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	52,658,892	76,481,163	8,692,939	2,568,761,491	2,487,845,145	-	100.00	100.00
Banco Itaucard S.A. (4)	5,564,076	10,526,901	1,086,702	3,596,744,163	1,277,933,118	-	1.51	2.04
Banco Itaú BBA S.A.	1,472,084	2,765,900	555,826	4,474,435	4,474,436	-	100.00	100.00
Itaú-BBA Participações S.A.	1,328,562	1,717,883	179,116	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S. A. (4)	802,482	1,555,604	190,606	-	811,503	-	-	2.87
Itau Seguros S.A.	3,767,415	5,076,839	1,260,291	450	1	-	0.00	0.00

Foreign
Itaú Corpbanca(5)	9,191,185	15,391,820	(56,664)	115,039,610,411	-	-	22.45	22.45
BICSA Holdings (6)	1,074,040	1,707,854	34,186	-	-	330,860,746	100.00	100.00
Banco Itaú Uruguay S.A.	509,025	1,199,210	72,464	4,465,133,954	-	-	100.00	100.00
OCA S.A.	17,125	206,218	62,745	1,502,176,740	-	-	100.00	100.00
ACO Ltda.	15	4,111	136	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	161

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation at 09/30/2016		09/30/2016
			Stockholders’			Equity in
	Total	Voting	equity	Net income	Investment	earnings
Domestic					4,305,501	375,183
BSF Holding S.A (1a)	49.00%	49.00%	2,152,466	293,487	1,294,282	143,808
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b) (2)	50.00%	50.00%	112,322	(35,876)	179,093	(17,938)
IRB-Brasil Resseguros S.A. (3) (4)	15.01%	15.01%	3,056,890	461,512	451,677	67,001
Porto Seguro Itaú Unibanco Participações S.A.(3) (4)	42.93%	42.93%	4,341,939	418,448	1,864,142	179,624
Others (5a) (6)					516,307	2,688
Foreign - Other (7)					2,009	491
Total					4,307,510	375,674

	% participation at 09/30/2015		09/30/2015
			Stockholders’			Equity in
	Total	Voting	equity	Net income	Investment	earnings
Domestic					3,291,539	444,740
BSF Holding S.A.(1c)	49.00%	49.00%	1,460,561	346,130	1,034,520	169,604
IRB-Brasil Resseguros S.A. (3) (4)	15.01%	15.01%	2,959,909	346,330	437,116	51,944
Porto Seguro Itaú Unibanco Participações S.A.(3) (4)	42.93%	42.93%	3,983,877	496,710	1,710,413	213,254
Others (5b) (6)					109,490	9,938
Foreign - Others (7)					2,059	459
Total					3,293,598	445,199

(1)	Includes goodwill in the amount of a) R$ 239,574 e b) R$ 122,932 at 09/30/2016. Includes goodwill in the amount of c) R$ 318,845 at 09/30/2015;
(2)	Interest acquired on 01/29/2016;
(3)	For the purpose of accounting for participation in earnings, the position at 08/31/2016 and 08/31/2015, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(4)	Includes adjustments resulting from standardization of the financial statements of the investee to the financial policies to the investor’s;
(5)	a) At September 30, 2016, it includes companies Kinea Private Equity, Olímpia Promoção e Serviços S.A., Tecnologia Bancária S.A.. It also includes companies Eneva S.A. and Intercement Brasil S.A., which are not stated under the equity accounting. b) At September 30, 2015 it includes companies Kinea Private Equity, Olímpia Promoção e Serviços S.A. and Tecnologia Bancária S.A.
(6)	Includes equity in earnings not arising from net income.
(7)	Includes Compãnia Uruguaya de Medios de Processamiento and Rias Redbanc S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	162

III) Other investments

	09/30/2016	09/30/2015
Other investments	711,203	647,657
Shares and quotas	53,285	51,469
Investments through tax incentives	201,625	201,625
Equity securities	12,369	16,093
Other	443,924	378,470
(Allowance for loan losses)	(208,830)	(208,938)
Total	502,373	438,719
Equity - Other investments	6,625	6,857

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	163

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real Estate in Use (2) (3)		Other Fixed Assets (2) (3)
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Real estate in use (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP Systems	transportation)	Total
Annual depreciation rates			4%	10%	10 a 20%	10 a 20%	20 a 50%	10 a 20%

Cost
Balance at 12/31/2015	790,756	939,157	3,025,558	1,673,074	1,801,698	973,937	5,940,644	858,567	16,003,391
Acquisitions	126,569	56,994	72,021	127,474	29,716	129,166	201,892	72,582	816,414
Disposals	-	(1,761)	(8,908)	(49,941)	(1,907)	(7,702)	(241,187)	(3,717)	(315,123)
Exchange variation	(842)	(1,966)	(12,650)	(40,623)	(2,362)	(684)	134,483	12,389	87,745
Transfers	(619,976)	-	12,694	47,829	-	1,436	488,982	3,266	(65,769)
Other	(6,777)	1,039	(382)	102	41,909	(4,011)	(109,159)	(5,880)	(83,159)
Balance at 09/30/2016	289,730	993,463	3,088,333	1,757,915	1,869,054	1,092,142	6,415,655	937,207	16,443,499

Depreciation
Balance at 12/31/2015	-	-	(1,764,172)	(929,569)	(841,462)	(579,305)	(4,276,197)	(557,355)	(8,948,060)
Depreciation expenses	-	-	(59,639)	(187,286)	(110,264)	(76,198)	(605,960)	(66,927)	(1,106,274)
Disposals	-	-	8,906	49,507	1,277	4,064	202,876	2,022	268,652
Exchange variation	-	-	(11,954)	5,036	4,518	(15,636)	(121,301)	(8,581)	(147,918)
Other	-	-	413	(102)	(15,940)	2,548	86,915	2,601	76,435
Balance at 09/30/2016	-	-	(1,826,446)	(1,062,414)	(961,871)	(664,527)	(4,713,667)	(628,240)	(9,857,165)

Impairment
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 09/30/2016	-	-	-	-	-	-	-	-	-

Book value
Balance at 09/30/2016	289,730	993,463	1,261,887	695,501	907,183	427,615	1,701,988	308,967	6,586,334
Balance at 09/30/2015	849,286	939,755	1,289,905	755,447	978,032	399,374	1,737,996	294,374	7,244,169

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 51,700 achievable by 2016.
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 12d).
(3)	Includes the amount of R$ 3,938 (R$ 4,459 at 09/30/2015) related to attached real estate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	164

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2015	Acquisitions	Amortization expenses	Disposals	Exchange variation	Balance at 09/30/2016	Balance at 09/30/2015
Goodwill (Notes 2b and 4j)	10 years	231,915	1,356,316	(92,707)	(34,964)	(27,736)	1,432,824	243,688

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	165

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total

Annual amortization rates	20%	8%	20%	20%	20%	10% a 20%

Cost
Balance at 12/31/2015	1,004,449	1,408,589	2,298,862	3,310,640	1,812,300	887,580	10,722,420
Acquisitions	211,664	721,359	1,307,875	181,482	5,717,788	281,359	8,421,527
Disposals	(147,244)	(69,230)	(3,318)	(831)	-	(150)	(220,773)
Exchange variation	-	9,185	46,484	-	(17,858)	(90,571)	(52,760)
Other	6,317	(291,861)	60,793	-	(11,382)	(29,602)	(265,735)
Balance at 09/30/2016	1,075,186	1,778,042	3,710,696	3,491,291	7,500,848	1,048,616	18,604,679

Amortization
Balance at 12/31/2015	(599,634)	(329,673)	(1,187,484)	(252,486)	(356,144)	(496,277)	(3,221,698)
Amortization expenses (3)	(177,497)	(187,793)	(311,645)	(191,132)	(471,769)	(36,837)	(1,376,673)
Disposals	144,868	64,743	179	-	-	116	209,906
Exchange variation	-	(9,713)	(150,453)	-	4,705	70,969	(84,492)
Other	-	111,389	22,519	-	569	(1,929)	132,548
Balance at 09/30/2016	(632,263)	(351,047)	(1,626,884)	(443,618)	(822,639)	(463,958)	(4,340,409)

Impairment (4)
Balance at 12/31/2015	(18,251)	(1,792)	-	(17,675)	-	-	(37,718)
Additions / assumptions	-	-	(56,495)	(4,865)	-	-	(61,360)
Disposals	-	-	-	-	-	-	-
Balance at 09/30/2016	(18,251)	(1,792)	(56,495)	(22,540)	-	-	(99,078)

Book value
Balance at 09/30/2016	424,672	1,425,203	2,027,317	3,025,133	6,678,209	584,658	14,165,192
Balance at 09/30/2015	373,195	1,081,767	1,147,814	2,991,548	1,519,141	406,343	7,519,808

(1)	The contractual commitments for the purchase of the new intangible assets totaled R$ 331,088 achievable by 2016.
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3)	Amortization expenses related to the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.
(4)	Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	166

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21, 2016 and the process was approved by the Central Bank on September 23,2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock, through the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 6,582,307,543 book-entry shares with no par value, of which 3,351,744,217 are common and 3,230,563,326 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 97,148,000 (R$ 85,148,000 at 09/30/2015), of which R$ 57,198,179 (R$ 58,078,778 at 09/30/2015) refers to stockholders domiciled in the country and R$ 27,949,821 (R$ 27,069,222 at 09/30/2015) refers to stockholders domiciled abroad and R$ 12,000,000 outstanding shares as from 10/21/2016.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016 - Outstanding as from 10/21/2016	304,704,019	293,687,575	598,391,594
Shares of capital stock at 09/30/2016	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 09/30/2016	3,337,563,934	1,280,523,936	4,618,087,870
Residents abroad at 09/30/2016	14,180,283	1,950,039,390	1,964,219,673
Treasury shares at 12/31/2015	2,795	162,562,650	162,565,445	(4,353,380)
Purchase of treasury shares	-	7,990,000	7,990,000	(200,200)
Exercised – granting of stock options	-	(15,376,319)	(15,376,319)	203,913
Disposals – stock option plan	-	(8,341,753)	(8,341,753)	429,333
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670,000
Bonus Shares - ESM of 09/14/2016 - In Treasury as from 10/21/2016	279	4,684,311	4,684,590	-
Treasury shares at 09/30/2016 (1)	3,074	51,518,889	51,521,963	(1,250,334)
Outstanding shares at 09/30/2016 (2)	3,351,741,143	3,179,044,437	6,530,785,580
Outstanding shares at 09/30/2015 (3)	3,351,741,143	3,193,356,981	6,545,098,124

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	Outstanding shares 5,937,078,576 at 09/30/2016, not considering bonus Shares.
(3)	For better comparability, outstanding shares for the period ending September 30, 2015 were adjusted to reflect the bonuses of September 23, 2016.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 09/30/2016:

Cost / Market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	25.06
Maximum	-	25.98
Treasury shares
Average cost	6.59	24.27
Market value	31.20	35.52

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	167

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	13,898,862
Adjustments:
(-) Legal reserve	(694,943)
Dividend calculation basis	13,203,919
Mandatory dividend	3,300,980
Dividend – paid / provided for	3,300,980	25.0%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	3,078,831	(355,154)	2,723,677
Dividends - 08 monthly installments of R$ 0.015 per share paid in February to September 2016	711,141	-	711,141
Interest on capital - R$ 0.3990 per share, paid on 08/25/2016	2,367,690	(355,154)	2,012,536

Declared (recorded in other liabilities – Social and Statutory)	663,467	(86,164)	577,303
Dividends - 1 monthly installment of R$ 0.015 per share paid on 10/03/2016	89,044	-	89,044
Interest on capital - R$ 0.0968 per share.	574,423	(86,164)	488,259

Total from 01/01 to 09/30/2016 - R$ 0.5564 net per share	3,742,298	(441,318)	3,300,980
Total from 01/01 to 09/30/2015 - R$ 0.6581 net per share	4,374,881	(499,448)	3,875,433

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	168

c)	Capital and revenue reserves - ITAÚ UNIBANCO HOLDING

	09/30/2016	09/30/2015
Capital reserves	1,455,984	1,412,963
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,171,367	1,128,346
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	22,514,337	26,086,533
Legal	7,589,783	6,656,531
Statutory:	14,924,554	19,430,002
Dividends equalization (1)	6,776,283	7,883,055
Working capital increase (2)	3,763,511	5,120,913
Increase in capital of investees (3)	4,384,760	6,426,034

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances on dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 09/30/2016	01/01 to 09/30/2015	09/30/2016	09/30/2015
ITAÚ UNIBANCO HOLDING	13,898,862	16,317,614	117,779,948	108,020,223
Amortization of goodwill	299,714	463,966	(322,992)	(706,566)
Corporate reorganizations (Note 4q)	1,384,959	1,392,902	(2,742,008)	(3,960,772)
Conversion adjustments of foreign investments (Note 4s)	513,063	(512,649)	-	-
Foreign exchange variations of investments	2,453,534	(3,952,218)	-	-
Hedge of net investments in foreign operations	(3,437,144)	5,824,762	-	-
Tax effects – hedge of net investments in foreign operations	1,496,673	(2,385,193)	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	16,096,598	17,661,833	114,714,948	103,352,885

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDADO

	09/30/2016	09/30/2015
Available-for-sale securities	(734,579)	(2,315,438)
Hedge cash flow	(1,123,460)	1,451,309
Remeasurements in liabilities of post-employment benefits	(230,000)	(214,088)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	(330,240)	482,840
Asset valuation adjustments	(2,418,279)	(595,377)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	169

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	09/30/2016	09/30/2015	01/01 to 09/30/2016	01/01 to 09/30/2015
Itaú CorpBanca (Note 2c)	10,223,776	-	49,145	-
Banco CorpBanca Colômbia S.A. (Note 2c)	1,201,413	-	27,079	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	513,090	534,568	(79,825)	(97,884)
Banco Itaú BMG Consignado S.A.	971,229	910,568	(55,271)	(96,235)
Luizacred S.A. Soc. Cred. Financiamento Investimento	275,842	295,777	(34,458)	(59,872)
IGA Participações S.A.	15,159	57,756	(10,922)	(4,520)
Investimentos Bemge S.A.	25,555	23,496	(1,547)	(1,349)
Banco Investcred Unibanco S.A.	20,216	18,933	(1,011)	925
Others	26,538	7,470	(7,392)	(5,053)
Total	13,272,818	1,848,568	(114,202)	(263,988)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	170

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

At the ESM of September 14, 2016 a capital increase with 10% share bonus was approved and ratified by BACEN on September 23, 2016. The new shares will be included in the share position on October 21, 2016. Therefore, the number of shares shown in this note as of September 30, 2016 does not consider the bonus shares.

From 01/01 to 09/30/2016, the accounting effect of the share-based payment in income was R$ (453,100) (R$ (597,954) from 01/01 to 09/30/2015).

I –	Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	171

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2015	45,948,317	35.08
Options exercisable at the end of the period	32,407,235	36.74
Options outstanding but not exercisable	13,541,082	31.12
Options:
Granted	-	-
Canceled / Forfeited (*)	(57,891)	34.29
Exercised	(7,301,777)	27.94	34.85
Closing balance at 09/30/2016	38,588,649	39.24
Options exercisable at the end of the period	25,317,854	42.31
Options outstanding but not exercisable	13,270,795	33.38
Range of exercise prices
Granting 2009-2010		28,13 - 45,70
Granting 2011-2012		23,88 - 44,64
Weighted average of the remaining contractual life (in years)	2.41

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Options:
Granted	-	-
Canceled / Forfeited (*)	(415,335)	34.36
Exercised	(150,058)	24.31	37.68
Closing balance at 09/30/2015	54,596,719	34.39
Options exercisable at the end of the period	28,673,986	34.12
Options outstanding but not exercisable	25,922,733	24.70
Range of exercise prices
Granting 2008-2009		25,23 - 38,58
Granting 2010-2012		23,88 - 40,98
Weighted average of the remaining contractual life (in years)	2.19

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	172

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 21.40 per share at 09/30/2016 (R$ 29.22 per share at 09/30/2015).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2015	30,605,777
New granted	11,266,223
Cancelled	(235,694)
Exercised	(9,039,475)
Balance at 09/30/2016	32,596,831
Weighted average of remaining contractual life (years)	2.88

Quantity
Balance at 12/31/2014	26,734,428
New granted	10,402,541
Cancelled	(551,642)
Exercised	(5,722,383)
Balance at 09/30/2015	30,862,944
Weighted average of remaining contractual life (years)	2.28

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	173

III- Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 24.16 per share at 09/30/2016 (R$ 31.24 per share at 09/30/2015).

Change in variable compensation in shares	2016
Quantity
Balance at 12/31/2015	20,295,976
New	12,202,238
Delivered	(10,123,397)
Cancelled	(62,130)
Balance at 09/30/2016	22,312,687

Change in variable compensation in shares	2015
Quantity
Balance at 12/31/2014	16,366,009
New	12,990,547
Delivered	(7,867,300)
Cancelled	(620,748)
Balance at 09/30/2015	20,868,507

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	174

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	175

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	09/30/2016	09/30/2015	01/01 to 09/30/2016	01/01 to 09/30/2015	Annual rate	09/30/2016	09/30/2015	01/01 to 09/30/2016	01/01 to 09/30/2015
Interbank investments		64,582,411	68,391,052	5,344,248	3,684,158		-	-	-	-
Itaú Unibanco S.A.	14.15% pre fixed / 100% SELIC	35,569,926	39,972,577	4,078,614	2,963,323		-	-	-	-
Agência Grand Cayman	5.83% to 6.33% p.a.	9,009,885	11,026,508	446,769	398,440		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2.96% to 6.20% p.a.	20,002,600	17,391,966	818,865	322,395		-	-	-	-
Securities and derivative financial instruments		-	-	-	409,817		-	-	-	-
Agência Grand Cayman		-	-	-	409,817		-	-	-	-
Deposits		(13,008,103)	(7,554,315)	(306,933)	(218,536)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2.96% to 6.20% p.a.	(13,008,103)	(7,554,315)	(306,933)	(218,536)		-	-	-	-
Securities sold under repurchase agreements		-	-	-	-		(146,231)	(143,986)	(16,052)	(18,539)
Duratex S.A.		-	-	-	-	97,5% to 102% of CDI	(20,544)	(37,228)	(2,999)	(7,900)
Elekeiroz S.A.		-	-	-	-	97,5% to 100% of CDI	(2,949)	(18,303)	(635)	(315)
Itautec S.A.		-	-	-	-	96,5% to 100,1% of CDI	(9,297)	(1,686)	(3,131)	(148)
Itaúsa Empreendimentos S.A.		-	-	-	-	100% of CDI	(70,174)	(63,087)	(6,623)	(8,036)
Olimpia Promoção e Serviços S.A.		-	-	-	-		(13,715)	(11,179)	(1,164)	(858)
Others		-	-	-	-	93,96% of CDI 100% of SELIC	(29,552)	(12,503)	(1,500)	(1,282)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(323)	(404)	(3,186)	(2,869)		(126,849)	(133,008)	20,990	7,580
Itaú Unibanco S.A.		-	(8)	-	-		-	-	-	-
Itaú Corretora de Valores S. A.		(323)	(396)	(3,186)	(2,869)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	-	-	1,706
Itaúsa Empreendimentos S.A.		-	-	-	-		(20)	-	168	(5,033)
Olimpia Promoção e Serviços S.A.		-	-	-	-		(1,854)	(2,448)	(18,274)	(20,873)
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(125,062)	(121,649)	32,437	28,075
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		307	276	4,295	3,897
Others		-	-	-	-		(220)	(9,187)	2,364	(192)
Rent revenues (expenses)		-	-	(250)	(186)		-	-	(42,682)	(43,695)
Itaúsa Investimentos Itaú S.A.		-	-	(18)	-		-	-	-	(1,277)
Itaú Seguros S.A.		-	-	(177)	(142)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(32,761)	(29,592)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(9,580)	(9,423)
Others		-	-	(55)	(44)		-	-	(341)	(3,403)
Donation expenses		-	-	-	-		-	-	(69,500)	(62,880)
Instituto Itaú Cultural		-	-	-	-		-	-	(65,000)	(62,000)
Associação Itaú Viver Mais		-	-	-	-		-	-	-	(880)
Others		-	-	-	-		-	-	(4,500)	-

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (4,673) (R$ (3,081) from 01/01 to 09/30/2015) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of the capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	176

b)	Compensation of management key personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Compensation	259,935	359,307
Board of Directors	25,878	15,905
Management members	234,057	343,402
Profit sharing	159,407	167,304
Board of Directors	1,294	365
Management members	158,113	166,939
Contributions to pension plans	9,429	7,385
Board of Directors	176	51
Management members	9,253	7,334
Stock option plan – Management members	210,299	166,306
Total	639,070	700,301

Information related to the granting of the share-based payment, benefits to employees and post-employment benefits is detailed in Notes 16g II and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	177

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such a market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Interbank deposits	23,105,865	31,581,352	23,125,340	31,581,414	19,475	62	19,475	62
Securities and derivative financial instruments	357,549,350	345,843,761	358,178,598	342,968,240	(547,967)	(6,850,225)	629,248	(2,875,521)
Adjustment of available-for-sale securities					(663,250)	(3,225,683)	-	-
Adjustment of held-to-maturity securities					115,283	(3,624,542)	629,248	(2,875,521)
Loan, lease and other credit operations	456,224,417	443,005,144	463,620,692	442,383,875	7,396,275	(621,269)	7,396,275	(621,269)
Investments
BM&FBOVESPA	14,610	14,610	184,266	121,456	169,656	106,846	169,656	106,846
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,864,142	1,710,413	2,931,083	2,958,604	1,066,941	1,248,191	1,066,941	1,248,191
Funding and borrowing (3)	283,686,187	255,611,997	284,821,541	256,676,116	(1,135,354)	(1,064,119)	(1,135,354)	(1,064,119)
Subordinated debt (Note 10f)	58,732,101	65,910,174	59,516,482	63,277,354	(784,381)	2,632,820	(784,381)	2,632,820
Treasury shares	1,250,334	3,549,056	1,830,047	3,547,741	-	-	579,713	(1,315)

(1)	This does not consider the corresponding tax effects.
(2)	Parent company of Porto Seguro S.A.
(3)	Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowing.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	178

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	179

Note 19 – Post-Employments Benefits

We present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Cost of current service	(46,469)	(50,928)	-	-	-	-	(46,469)	(50,928)
Net interest	(13,145)	(4,495)	179,353	164,102	(14,626)	(12,743)	151,582	146,864
Contribution	-	-	(85,966)	(336,992)	-	-	(85,966)	(336,992)
Benefits paid	-	-	-	-	9,237	10,697	9,237	10,697
Total Amounts Recognized	(59,614)	(55,423)	93,387	(172,890)	(5,389)	(2,046)	28,384	(230,359)

(*) In 2015, includes a provision to settle the surplus of social security fund, in the amount of R$ 236,266.

In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 200,920 (R$ 145,789 from January 1st to September 30, 2015), of which R$ 85,966 (R$ 100,726 from January 1st to September 30, 2015) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015
At the beginning of the period	(44,638)	(75,206)	(315,282)	(220,808)	(12,570)	(8,436)	(372,490)	(304,450)
Effects on asset ceiling	(13,546)	18,455	7,927	(5,430)	-	-	(5,619)	13,025
Remeasurements	25,124	4,210	(1,403)	22,019	-	-	23,721	26,229
Total Amounts Recognized	(33,060)	(52,541)	(308,758)	(204,219)	(12,570)	(8,436)	(354,388)	(265,196)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	180

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 19c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	181

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	09/30/2016	09/30/2015
Discount rate (1)	11.28% a.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% a 7.12 % p.a.	5.04% a 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1)  The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2015 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2)  The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3)  The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4)  Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	182

- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At 09/30/2016 and 09/30/2015 the allocation of plan assets and the allocation target for 2016, by type of asset, are as follows:

	Fair value		% Allocation
Types	09/30/2016	09/30/2015	09/30/2016	09/30/2015	2016 Target
Fixed income securities	12,717,811	12,773,727	90.24%	91.95%	53% a 100%
Variable income securities	670,254	560,647	4.76%	4.04%	0% a 20%
Structured investments	8,174	23,981	0.06%	0.17%	0% a 10%
Real estate	625,316	469,828	4.44%	3.38%	0% a 7%
Loans to participants	71,015	64,482	0.50%	0.46%	0% a 5%
Total	14,092,570	13,892,665	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 578,100 (R$ 477,133 at 09/30/2015), and real estate rented to Group companies, with a fair value of R$ 599,051 (R$ 440,186 at 09/30/2015).

Fair value - the fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2015, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	09/30/2016	09/30/2015
1 - Net assets of the plans	14,092,570	13,892,665
2 - Actuarial liabilities	(12,042,391)	(12,015,026)
3- Surplus (1-2)	2,050,179	1,877,639
4- Asset restriction (*)	(2,328,599)	(1,965,464)
5 - Net amount recognized in the balance sheet (3-4)	(278,420)	(87,825)
Amount recognized in Assets (Note 13a)	237,315	270,737
Amount recognized in Liabilities (Note 13c)	(515,735)	(358,562)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	183

V- Changes in the net amount recognized in the balance sheet:

	09/30/2016
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)
Cost of current service	-	(46,469)	(46,469)	-	(46,469)
Net interest (1)	1,112,353	(944,301)	168,052	(181,197)	(13,145)
Benefits paid	(701,423)	701,423	-	-	-
Contributions of sponsor	50,477	-	50,477	-	50,477
Contributions of participants	10,036	-	10,036	-	10,036
Effects on asset ceiling	-	-	-	(13,546)	(13,546)
Balance arising from the merger with Corpbanca
(Note 2c)	-	(206,561)	(206,561)	-	(206,561)
Exchange variation	(12,274)	25,609	13,335	-	13,335
Remeasurements (2) (3)	-	15,088	15,088	-	15,088
Value at end of the period	14,092,570	(12,042,391)	2,050,179	(2,328,599)	(278,420)

	09/30/2015
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)
Cost of current service	-	(50,928)	(50,928)	-	(50,928)
Net interest (1)	1,000,845	(863,806)	137,039	(141,534)	(4,495)
Benefits paid	(617,792)	617,792	-	-	-
Contributions of sponsor	49,170	-	49,170	-	49,170
Contributions of participants	10,009	-	10,009	-	10,009
Effects on asset ceiling	-	-	-	18,455	18,455
Remeasurements (2) (3)	12,676	(23,406)	(10,730)	4,931	(5,799)
Value at end of the period	13,892,665	(12,015,026)	1,877,639	(1,965,464)	(87,825)

(1) Corresponds to the amount calculated on 01/01/2016 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 11.28% p.a.(On 01/01/2015 the rate used was 10.24% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,112,353 (R$ 1,013,521 at 09/30/2015).

During the period, contributions made totaled R$ 50,477 (R$ 49,170 from 01/01 to 09/30/2015). The contribution rate increases based on the beneficiary’s salary.

In 2016, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 54,871.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2016	949,161
2017	976,687
2018	1,008,715
2019	1,041,954
2020	1,083,423
2021 a 2025	5,935,349

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial liabilities		recognized in Stockholders’
Change in Assumption	of the plans		Equity (*)
		Percentage of
		actuarial
	Value	liabilities	Value
- Decrease by 0.5%	566,363	4.92%	(280,500)
- Increase by 0.5%	(519,825)	(4.51)%	201,040

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	184

d)	Defined contribution plans

The defined contribution plans have pension funds set up using the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	09/30/2016			09/30/2015
	Pension Plan		Recognized	Pension Plan		Recognized
	Fund	Asset Ceiling	Amount	Fund	Asset Ceiling	Amount
Amount - beginning of the period	2,228,597	(269,828)	1,958,769	2,438,272	(223,616)	2,214,656
Net interest	202,181	(22,828)	179,353	179,438	(15,336)	164,102
Contribution (Note 19)	(85,966)	-	(85,966)	(336,992)	-	(336,992)
Effects on asset ceiling	-	7,927	7,927	-	(5,430)	(5,430)
Remeasurements	(1,403)	-	(1,403)	9,866	12,153	22,019
Amount - end of the period (Note 13a)	2,343,409	(284,729)	2,058,680	2,290,584	(232,229)	2,058,355

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I - Change in the net amount recognized in the balance sheet:

	09/30/2016	09/30/2015
At the beginning of the period	(178,811)	(170,593)
Cost of interest	(14,626)	(12,743)
Benefits paid	9,237	10,697
Remeasurements	-	-
At the end of the period (Note 13c)	(184,200)	(172,639)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2016	11,839
2017	12,724
2018	13,599
2019	14,500
2020	15,377
2021 to 2025	91,514

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	3,568	(3,034)
Present value of obligation	Asset valuation adjustment	20,077	(16,977)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	185

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Assets
Current assets and long term receivables
Cash and cash equivalents	4,205,019	3,567,796	9,382,855	6,764,668	721,853	808,962	36,238,686	31,937,167	1,574,145	2,038,418	12,076,740	10,889,395
Interbank investments	17,276,329	32,741,384	8,529,705	6,230,781	6,980,615	5,361,948	1,805,076	3,861,860	59,554	-	18,961,993	26,182,604
Securities	66,698,008	77,813,976	21,498,194	8,104,168	3,641,439	5,939,665	11,468,399	19,192,907	268,783	334,175	102,612,574	110,189,766
Loan, lease and other credit operations	97,134,708	132,851,933	116,848,725	55,592,838	14,389,059	19,246,462	119,547	178,400	-	1,668	228,520,375	207,752,082
Foreign exchange portfolio	42,818,287	60,386,953	4,678,228	2,195,111	2,494,048	4,415,005	-	-	-	-	49,753,724	66,467,908
Other assets	6,972,187	12,051,033	10,439,964	9,857,149	307,324	1,330,029	71,050	1,483,868	106,469	239,950	17,760,189	24,692,666
Permanent assets
Investments	99	117	74,045	9,861	16,702	19,599	197,591	245,307	730,143	881,737	91,110	29,899
Fixed and intangible assets	12,690	19,836	8,253,605	1,055,484	87,780	168,313		52	16,580	24,868	8,215,698	1,268,553
Total	235,117,327	319,433,028	179,705,321	89,810,060	28,638,820	37,289,983	49,900,349	56,899,561	2,755,674	3,520,816	437,992,403	447,472,873
Liabilities
Current and long term liabilities
Deposits	71,595,720	97,278,552	100,947,303	54,461,072	13,587,724	16,128,596	11,552	1,530,333	-	-	139,849,941	130,231,558
Demand deposits	56,500,976	51,468,799	21,688,843	15,818,413	8,589,003	10,529,004	11,552	1,474,317	-	-	45,318,002	44,986,009
Savings deposits	-	-	9,765,685	11,159,882	-	-	-	-	-	-	9,752,309	11,159,882
Interbank deposits	5,104,987	16,396,862	350,289	300,544	1,805,877	4,104,785	-	56,016	-	-	2,727,310	16,623,594
Time deposits	9,989,757	29,412,891	69,142,486	27,182,233	3,192,844	1,494,807	-	-	-	-	82,052,320	57,462,073
Deposits received under securities repurchase agreements	20,805,495	22,608,874	4,470,990	1,088,806	-	198,650	10,648,684	17,279,470	-	-	24,769,726	23,397,045
Funds from acceptance and issuance of securities	5,363,724	7,404,665	21,093,727	8,126,514	6,576,281	8,266,999	211,598	388,125	-	-	33,245,330	24,106,220
Borrowing	36,301,908	57,500,043	8,897,392	2,819,542	1,097,983	902,974	-	6	-	-	46,268,091	61,222,564
Derivative financial instruments	5,324,600	13,813,406	4,962,421	2,122,993	876,770	2,447,396	4,363	143,747	-	-	9,949,969	18,077,466
Foreign exchange portfolio	42,942,566	60,374,349	4,641,142	2,219,708	2,490,301	4,408,600	-	-	-	-	49,837,169	66,473,496
Other liabilities	34,232,716	39,902,905	12,583,645	7,166,066	500,244	695,161	106,827	6,171,472	130,376	254,378	49,288,222	53,841,201
Deferred income	71,344	237,082	63,451	6,330	51,086	73,894	-	-	-	2,274	185,881	319,579
Non-controlling interests	-	-	11,440,332	406	-	-	-	-	-	-	11,440,324	407
Stockholders’ equity
Capital and reserves	17,584,299	21,925,523	10,047,052	11,011,523	3,523,492	3,859,564	39,302,679	30,833,088	2,672,417	3,372,010	72,183,695	69,937,050
Net income for the period	894,955	(1,612,371)	557,866	787,100	(65,061)	308,149	(385,354)	553,320	(47,119)	(107,846)	974,055	(133,713)
Total	235,117,327	319,433,028	179,705,321	89,810,060	28,638,820	37,289,983	49,900,349	56,899,561	2,755,674	3,520,816	437,992,403	447,472,873
Statement of Income
Income related to financial operations	5,377,304	1,971,978	8,572,639	4,627,569	377,850	634,889	607,810	413,646	20,452	7,929	15,309,198	7,413,225
Expenses related to financial operations	(3,469,311)	(2,418,902)	(4,772,012)	(1,686,657)	(175,608)	(172,165)	(723,694)	300,813	(3,582)	(4,344)	(9,433,205)	(3,767,080)
Result of loan losses	(646,813)	(869,517)	(841,758)	(331,768)	(87,717)	8,884	(284,328)	(44,777)	(1,668)	(383)	(1,862,284)	(1,237,561)
Gross income related to financial operations	1,261,180	(1,316,441)	2,958,869	2,609,144	114,525	471,608	(400,212)	669,682	15,202	3,202	4,013,709	2,408,584
Other operating revenues (expenses)	(405,766)	(295,380)	(2,169,214)	(965,806)	(109,318)	(100,834)	14,858	(116,363)	(29,034)	(104,153)	(2,740,279)	(1,613,802)
Operating income	855,414	(1,611,821)	789,655	1,643,338	5,207	370,774	(385,354)	553,319	(13,832)	(100,951)	1,273,430	794,782
Non-operating income	30,618	(120)	(7,517)	9,875	114	-	-	-	3,395	2,187	23,032	9,754
Income before taxes on income and profit sharing	886,032	(1,611,941)	782,138	1,653,213	5,321	370,774	(385,354)	553,319	(10,437)	(98,764)	1,296,462	804,536
Income tax	8,923	(430)	(274,164)	(855,232)	(55,764)	(49,066)	-	1	(33,256)	(5,568)	(354,263)	(910,296)
Statutory participation in income	-	-	(26,054)	(10,847)	(14,618)	(13,559)	-	-	(3,426)	(3,514)	(44,098)	(27,919)
Non-controlling interests	-	-	75,946	(34)	-	-	-	-	-	-	75,954	(34)
Net income (loss)	894,955	(1,612,371)	557,866	787,100	(65,061)	308,149	(385,354)	553,320	(47,119)	(107,846)	974,055	(133,713)

(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo, Nassau Branch and Itaú Unibanco Holding S.A - Agência Grand Cayman; only at 09/30/2016, CorpBanca New York Branch.

(2)	Banco Itaú Argentina S.A., Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I., Itaú Valores S.A., BICSA Holdings Ltd., Itaú Chile Inversiones, Servicios y Administracion S.A., Itaú BBA Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Creditos Ltda., Itaú Chile Compañía de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itaú Paraguay S.A., Itaú BBA México, S.A. de C.V., Proserv - Promociones y Servicios S.A. de Capital Variable, MCC Asesorías Limitada, MCC Securities INC., MCC S.A. Corredores de Bolsa, Itaú BBA Colombia S.A. Corporacion Financiera and Itaú BBA México Casa de Bolsa, S.A. de C.V.; only at 09/30/2015, Itaú BBA SAS, Itaú Chile Holdings, Inc. and Banco Itaú Chile; only at 09/30/2016, FC Recovery S.A, Banco CorpBanca Colombia S.A., Itaú CorpBanca, CorpBanca Administradora General de Fondos S.A., Itau Asesorías Financeiras S.A., CorpBanca Corredora de Seguro S.A., CorpBanca Corredores de Bolsa S.A., CorpBanca Investment Trust Colombia S.A. Sociedad Fiduciaria, CorpBanca Securities INC., CorpLegal S.A., Helm Bank (Panamá) S.A., Recaudaciones y Cobranzas S.A., Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Corredor de Seguros S.A., Helm Casa de Valores (Panamá) S.A. and SMU Corp S.A.

(3)	IPI - Itaúsa Portugal Investimentos, SGPS, Lda (49%), Itaúsa Europa - Investimentos, SGPS, Lda, Itaúsa Portugal - Soc. Gestora de Partic. Sociais, S.A., Itaú BBA International (Cayman) Ltd., Itaú Europa Luxembourg S.A., Banco Itaú International, Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itaú (Suisse) S.A. and Itau BBA International plc.

(4)	Itau Bank, Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investment International Corp., Itau Cayman Directors Ltd., Itau Cayman Nominees Ltd., BIE Cayman Ltd.; only at 09/30/2015, UBT Finance S.A.

(5)	Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Lda, IPI - Itaúsa Portugal Investimentos, SGPS, Lda (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itau USA Inc., Itau BBA USA Securities Inc., Itaú International Investment LLC, Mundostar S.A., Karen International Limited, Nevada Woods S.A., Albarus S.A., Garnet Corporation, Itau Global Asset Management Limited, Itaú Asia Securities Ltd., Itaú Middle East Limited, Itau USA Asset Management Inc., Itau BBA UK Securities Limited, Itaú Japan Asset Management Limited, Itau UK Asset Management Limited; only at 09/30/2015, Itaú Singapore Securities Pte. Ltd.

(6)	Foreign consolidated information presents balances net of consolidation eliminations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	186

Note 21 – Risk and capital management

Risk and capital management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential instrument to optimize the use of funds and select the best business opportunities, aiming at maximizing the creation of value to the stockholders.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of the identification of risks is to map the internal and external risks that may affect the strategies of the business and support units, with potential to impact results, capital, liquidity and reputation of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, aiming at strengthening its values and aligning the behavior of its employees with the risk management established guidelines, took a number of initiatives to disseminate risk culture. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in managing risks inherent in the activities performed individually, respecting the ethical way of running the business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing behaviors that will help to assume and manage risks, on an informed basis, in all the organization’s levels. The principles of the risk culture of ITAÚ UNIBANCO HOLDING CONSOLIDATED are: aware risk taking, discussion and action on the institution's risks and risk management responsibility by all.

By disseminating these principles throughout the institution, risks can be known and openly discussed, and therefore kept within the levels established for the appetite for risk, so that they can be understood as a responsibility of each employee of ITAÚ UNIBANCO HOLDING CONSOLIDATED, regardless of any position, area or function.

In compliance with Resolution No. 3,988, of the National Monetary Council (CMN), and posterior amendments, regarding the implementation of the structure for capital management, BACEN Circular No. 3,547, which establishes procedures and parameters relative to the Internal Capital Adequacy Assessment Process (ICAAP) and BACEN Circular Letter No. 3,774, which discloses the ICAAP report model ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its ICAAP, adopting a prospective attitude in the management of its capital.

The Board of Directors is responsible for full approval of the ICAAP report, a process that aims to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED by identifying material risks establishing the need for additional capital for material risks and in-house methodologies to quantify capital to develop the capital plan, both in normal times and stress situations, and to structure the capital contingence plan.

The result of the last ICAAP – conducted with the base date December 2015 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution’s equity soundness.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazilin and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas are in charge of managing risks originated by them, through their identification, assessment, control and report;
•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;
•	in the third defense line, internal audit performs the role of promoting an independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	187

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further details on risk management can be found on the website www.itau.com.br/investor-relations, under section Corporate Governance / Risk Management and Capital – Pillar 3.

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document Public Access Report – Market Risk, that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted within the governance and hierarchy of corporate bodies and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings ranges from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk covers from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility as well as the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and
•	Within one month, for proper corporate bodies.

Daily risk reports, used by the business and control departments, are issued for senior management. Additionally, the risk control and management process is submitted to periodic reviews for the purpose of keeping it in line with the best market practices and adherent to the ongoing improvement processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by corporate bodies. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	188

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structured reporting and information process and an information flow that provides input for the follow-up by corporate bodies and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rate variations, foreign-currency coupons and price-index coupons;
•	Currencies: the risk of losses from transactions subject to foreign exchange rate variation;
•	Shares: the risk of losses from transactions subject to share price variations;
•	Commodities: the risk of losses from transactions subject to commodity price variations.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED to manage market risk.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	189

•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At 09/30/2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR of R$ 296.3 million (R$ 316.3 million at 09/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	190

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital, among others; and external factors, related to the economic environment, interest rates, market default indicators, inflation, and consumption increase / decrease, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document Public Access Report – Credit Risk, that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The purpose of the management framework is to identify, prioritize, and manage possible operating risks, monitor and report management activities aiming at assuring the quality of the control environment, in compliance with internal guidelines and regulation in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the risk management process where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau.com.br/investor-relations in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	191

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

Itaú Unibanco daily manages and controls liquidity risk through governance approved in superior committees, which establishes, among other activities, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses in stress scenarios, measured by internal methodologies and regulatory methodology.

In compliance with Circular n° 3.724 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2016, the index minimum requirement is 70%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	third quarter of 2016
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	184,827,222
Total potential cash outflows (3)	86,518,297
Liquidity Coverage Ratio (%)	213.6%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whicheve

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s insurance companies are related to the life insurance and elementary, pension plan and premium bonds. Therefore, ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that the major risks inherent in these products are as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	192

•	Underwriting risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves;
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and premium bonds operations;
•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and premium bonds risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them and focusing on the particularities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	193

Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to the physical non-concentration of their assets, have a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	09/30/2016	09/30/2015
Permanent foreign investments	73,166,434	69,803,337
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(124,022,477)	(109,843,600)
Net foreign exchange position	(50,856,043)	(40,040,263)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Investment funds	669,395,103	563,826,812	669,395,103	563,826,812	2,323	2,235
Fixed income	622,923,310	531,930,650	622,923,310	531,930,650	1,945	1,864
Shares	46,471,793	31,896,162	46,471,793	31,896,162	378	371
Managed portfolios	313,415,855	260,146,208	232,725,299	185,928,566	17,152	16,023
Customers	168,099,903	139,244,591	125,130,248	101,970,993	17,074	15,958
Itaú Group	145,315,952	120,901,617	107,595,051	83,957,573	78	65
Total	982,810,958	823,973,020	902,120,402	749,755,378	19,475	18,258

(*)	Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

d)	Consortia funds

	09/30/2016	09/30/2015
Monthly estimate of installments receivable from participants	164,077	160,605
Group liabilities by installments	10,860,689	12,155,213
Participants – assets to be delivered	9,254,612	10,782,117
Funds available for participants	1,596,560	1,525,560
(In units)
Number of managed groups	645	773
Number of current participants	396,803	414,639
Number of assets to be delivered to participants	152,134	193,420

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2016	194

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED is the main sponsor of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 09/30/2016 and 09/30/2015 the consolidated companies made no donations, and the Foundation’s social net assets totaled R$ 3,071,685 (R$ 2,498,166 at 09/30/2015). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING CONSOLIDATED is supporter of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated an amount of R$ 65,000 (R$ 62,000 from 01/01 to 09/30/2015).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco de Cinema, an entity whose objectives are (i) the fostering of culture in general; and (ii) providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities. In the period from January 1, to September 30, 2016, the consolidated companies did not make donations to Associação Itaú Viver Mais (R$ 880 from January 1 to September 30, 2015).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sporting activities, and promote recreation, aiming at the welfare of its members, in the manner and based on the conditions established by its Internal Rules, and using the funds available.

k)	Exclusions of non recurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO

	01/01 to	01/01 to
	09/30/2016	09/30/2015
Increase in the social contribution tax rate (Note 14b IV)	-	3,988,253
Complementary allowance for loan losses (*)	-	(2,793,110)
Provision for contingencies	(142,512)	(668,009)
Civil Lawsuits - Economic Plans	(136,202)	(108,261)
Tax and social security (Notes 12b and 15a I)	(6,310)	(559,748)
Change in the Accounting Treatment of Financial Lease (Note 4i)	-	(519,999)
Goodwill on acquisition (Note 15b ll)	(308,749)	(129,895)
Liability Adequacy Test (Note 4m II.I)	139,521	-
Social security fund (Note 19)	-	(129,946)
Impairment	(8,670)	(42,916)
Program for Cash or Installment Payment of Taxes	12,474	40,671
Others	-	(142,631)
Total	(307,936)	(397,582)

(*)	Recognition of a provision supplementary to the minimum required by Resolution No. 2,682/99 of the National Monetary Council.

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l)	Agreements for offsetting and settlement of liabilities within the scope of the National Financial System – Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

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m)	Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING, by means of its subsidiary Itaú Unibanco S.A., entered into a share purchase and sale agreement with Banco BMG S.A. (BMG) for the acquisition of 40% of the equity investment held in Banco Itaú BMG Consignado S.A. (Itaú BMG Consignado), corresponding to the totality of the investment held by BMG in Itaú BMG Consignado, and became the holder of a 100% interest in Itaú BMG Consignado’s capital.

Itaú Unibanco shall pay approximately R$ 1.28 billion to BMG, adjusted by the CDI variation since December 31, 2015 until the effective date of the transfer of shares, after certain conditions set forth in the Agreement are met, including the obtainment of the applicable regulatory authorizations.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

Currently, Itaú BMG Consignado is controlled by ITAÚ UNIBANCO HOLDING and, therefore, this acquisition will not affect its results.

n)	Subsequent events

Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING S.A. entered, by means of its subsidiaries, into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (Citibank) for the acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5,64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710 million.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

The effective acquisitions and financial settlements will take place after compliance with some contractual conditions and the obtainments of the necessary regulatory authorizations.

This acquisition will not have accounting impacts on ITAÚ UNIBANCO HOLDING's results.

Itaú CorpBanca

On October 26, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED by means of its controlled subsidiary, ITB Holding Brasil Participações Ltda., it has indirectly acquired 10,908,002,836 shares of Itaú CorpBanca, for equivalent to approximately R$ 288.1 million.

The possibility of implementing the acquisition of such Shares was already set forth in the shareholders’ agreement entered into on April 1st, 2016 between ITAÚ UNIBANCO HOLDING CONSOLIDATED and Corp Group and certain of its affiliates. As a consequence, ITAÚ UNIBANCO HOLDING CONSOLIDATED’s ownership in Itaú CorpBanca increased from approximately 33.58% to approximately 35.71%, without altering its current governance.

This transaction was implemented by means of the acquisition of 100% of the capital stock of a company named CGB II SpA, which is the current holder of the Shares. All the required regulatory approvals have been obtained on October of 2016.

The acquisition has not had accounting effects on the Financial Statements of ITAÚ UNIBANCO HOLDING, since the related conditions arose after the accounting period to which the financial statements referred to, in accordance with the Technical PronouncementCPC 24 –Subsequent Event.

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Report on review of interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A., which comprise the balance sheet as at September 30, 2016 and the related statements of income, changes in stockholders equity’s and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at September 30, 2016 and the related consolidated statements of income and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of the parent company and consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company and consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the parent company and the consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2016 and the parent company financial performance and cash flows, as well as the consolidated financial performance and the consolidated cash flows, for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

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Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the nine-month period ended September 30, 2016, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, October 28, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to September 2016 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo (SP), October 28, 2016.

ALKIMAR RIBEIRO MOURA

President

CARLOS ROBERTO DE ALBUQUERQUE SÁ	JOSÉ CARUSO CRUZ HENRIQUES
Member	Member

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